Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

EXTREME NETWORKS, INC.,

CLOVER MERGER SUB, INC.,

and

AEROHIVE NETWORKS, INC.

Dated as of June 26, 2019

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ANNEXES AND EXHIBITS

Annex I	Conditions to the Offer

Exhibit A	Form of Tender and Support Agreement
Exhibit B	Form of Certificate of Incorporation of the Surviving Corporation
Exhibit C	Form of By-Laws of the Surviving Corporation

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of June 26, 2019 (this “Agreement”), by and among Extreme Networks, Inc., a Delaware corporation (“Parent”), Clover Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (the “Purchaser”), and Aerohive Networks, Inc., a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 8.4 or as otherwise defined elsewhere in this Agreement, unless the context clearly indicates otherwise.

RECITALS

WHEREAS, pursuant to this Agreement, the Purchaser has agreed to commence a tender offer (as it may be extended, amended and supplemented from time to time, as permitted by this Agreement, the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Shares”) at a price per Share of $4.45 in cash (such amount or any different amount per Share that may be paid pursuant to the Offer in accordance with this Agreement, the “Offer Price”), without interest, subject to any applicable withholding taxes;

WHEREAS, following the acceptance for payment of Shares pursuant to the Offer, upon the terms and subject to the conditions set forth in this Agreement, the Purchaser will be merged with and into the Company, with the Company continuing as the Surviving Corporation (the “Merger”);

WHEREAS, the parties intend that the Merger shall be governed by Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) and shall be effected as soon as practicable following consummation of the Offer upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of the Company (the “Company Board”) has, upon the terms and subject to the conditions set forth herein, unanimously (i) determined that the transactions contemplated by this Agreement, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Offer and the Merger, and (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares to the Purchaser in the Offer (the “Company Board Recommendation”);

WHEREAS, the boards of directors of Parent and the Purchaser have, upon the terms and subject to the conditions set forth herein, (i) determined that the transactions contemplated by this Agreement, including the Offer and the Merger, are fair to and in the best interests of Parent and Purchaser, and their respective stockholders, and (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Offer and the Merger;

WHEREAS, as a condition to and inducement of Parent’s and the Purchaser’s willingness to enter into this Agreement, simultaneously with the execution of this Agreement, certain stockholders of the Company have executed and delivered to Parent and the Purchaser a Tender and Support Agreement in substantially the form attached hereto as Exhibit A, with such changes thereto as may have been approved by Parent prior to the date hereof (each, a “Tender Agreement”), dated as of the date hereof, pursuant to which such stockholders have, among other matters, agreed to (i) tender the Shares beneficially owned by them in the Offer and (ii) support the Merger and the other transactions contemplated hereby, each on the terms and subject to the conditions set forth in the Tender Agreements; and

WHEREAS, Parent, the Purchaser and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also to prescribe various conditions to the Offer and the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

ARTICLE I

THE OFFER AND THE MERGER

1.1    The Offer.

(a)    As promptly as reasonably practicable (and in any event within fifteen (15) Business Days after the date of this Agreement, subject to compliance by the Company of its obligations pursuant to Section 1.2), the Purchaser shall (and Parent shall cause Purchaser to) commence, within the meaning of Rule 14d-2 under the Exchange Act, the Offer to purchase all of the outstanding Shares for cash at the Offer Price. The consummation of the Offer, and the obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer (and any obligation of Parent to cause the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer), shall be subject to: (i) there being validly tendered in the Offer and not properly withdrawn prior to the Expiration Date that number of Shares which, together with the number of Shares (if any) then owned by Parent or any of its wholly-owned direct or indirect Subsidiaries, including the Purchaser, represents at least a majority of the Shares then outstanding and no less than a majority of the voting power of the shares of capital stock of the Company then outstanding and entitled to vote upon the adoption of this Agreement and approval of the Merger (excluding from the number of tendered Shares, but not from the number of outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures (to the extent such procedures are permitted by the Purchaser) that have not yet been delivered in settlement or satisfaction of such guarantee) (collectively, the “Minimum Condition”) and (ii) the satisfaction, or waiver by the Purchaser (to the extent permitted in Annex I), of each of the other conditions set forth in Annex I. For the purposes of determining the Minimum Condition, the “number of Shares then outstanding” and “number of shares of capital stock of the Company outstanding” shall mean, without duplication, (i) the aggregate number of Shares then-outstanding, plus (ii) the aggregate number Shares subject to then-outstanding vested Company RSUs and vested Company PSUs that have not yet settled into Shares that are then-outstanding, plus (iii) the aggregate number of Shares that the Company is required to issue upon conversion, settlement or exercise of all then-outstanding Company Options for which the Company has received notices of exercise or conversion and payment of the applicable aggregate exercise price prior to the expiration of the Offer and for which the Company has not yet issued Shares. Other than the Minimum Condition, and subject to Annex I, the conditions to the Offer set forth in this Section 1.1 and clause (c) of the initial paragraph of Annex I are for the sole benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances giving rise to any such conditions (except if any breach of the Merger Agreement or other action or inaction by Parent or the Purchaser has been a proximate cause of or proximately resulted in the failure or the non-satisfaction of any such condition) and, subject to the other terms of this Agreement (including Annex I), may be waived by the Purchaser, in its sole discretion, in whole or in part at any time and from time to time.

(b)    Subject to the satisfaction of the Minimum Condition and the satisfaction, or waiver by the Purchaser (to the extent permitted by Annex I), of each of the other conditions set forth in Annex I, the Purchaser shall, and Parent shall cause the Purchaser to, upon the Expiration Date, cause the Acceptance Time to occur, and the Purchaser shall, and the Parent shall cause the Purchaser to, accept for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer upon the occurrence of the Acceptance Time and pay for such Shares as promptly as practicable (and in any event not more than two (2) Business Days) following the Acceptance Time. The Offer Price payable in respect of each Share validly tendered and not properly withdrawn pursuant to the Offer shall be paid, without interest, subject to any applicable withholding taxes. To the extent any such amounts are so withheld and paid to the applicable Governmental Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(c)    The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that describes the terms and conditions of the Offer in accordance with this Agreement, including the Minimum Condition and the other conditions set forth in Annex I. The Purchaser expressly reserves the right to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided, however, that, notwithstanding anything herein to the contrary, except as approved in advance by the Company in writing, the Purchaser shall not, and Parent shall cause Purchaser not to, (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer (other than adding consideration), (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) amend or waive the Minimum Condition or the condition set forth in clauses (a), (b), (c)(ii), or (c)(viii) of Annex I, (v) add to or amend any of the other conditions to the Offer set forth in Annex I, (vi) except as provided in Section 1.1(e), extend the Offer or (vii) otherwise amend the Offer in any manner that is adverse to the holder of Shares. Notwithstanding anything to the contrary in this Agreement, the Offer Price shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Shares), cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Shares, occurring on or after the date of this Agreement and prior to the Acceptance Time, and such adjustment to the Offer Price shall provide to the holders of Shares the same economic effect as contemplated by this Agreement prior to such action; provided, that nothing in this sentence shall be construed to permit the Company to take any action with respect to its securities that is not permitted by the terms of this Agreement.

(d)    Unless extended in accordance with the terms of this Agreement, the Offer shall initially expire at midnight (New York City time) at the end of the day on the date that is twenty (20) Business Days (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) following the commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act) (such date and time, the “Initial Expiration Date”) or, if the Initial Expiration Date has been extended as required by or otherwise permitted by this Agreement, the date and time to which the Offer has been so extended (the Initial Expiration Date, or such later date and time to which the Initial Expiration Date has been extended in accordance with this Agreement, the “Expiration Date”).

(e)    If on the then scheduled Expiration Date, any condition to the Offer (including the Minimum Condition and the other conditions set forth in Annex I) has not been satisfied, or, where permitted by applicable Law, this Agreement and Annex I, waived by the Purchaser, the Purchaser shall (and Parent shall cause the Purchaser to), extend the Offer for successive periods of ten (10) Business Days each in order to permit the satisfaction of such conditions until satisfied or this Agreement is terminated in accordance with its terms. In addition, the Purchaser shall (and Parent shall cause the Purchaser to) extend the Offer for any period or periods required by applicable Law or applicable rules, regulations, interpretations or positions of the United States Securities and Exchange Commission (the “SEC”) or its staff or any applicable stock exchange, including the NYSE. Notwithstanding anything to the contrary in this Agreement, the Purchaser shall not be required to extend the Offer on more than two (2) occasions in the event that all of the conditions to the Offer have been satisfied or waived (if permitted hereunder) except for the Minimum Condition. Nothing in this Section 1.1(e) shall be deemed to impair, limit or otherwise restrict in any manner the right of Parent or the Company to terminate this Agreement pursuant to ARTICLE VII hereof.

(f)    The Purchaser shall not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company, except if this Agreement is terminated pursuant to ARTICLE VII. If this Agreement is terminated pursuant to ARTICLE VII, the Purchaser shall (and Parent shall cause Purchaser to) promptly (and in any event within 48 hours of such termination), irrevocably and unconditionally terminate the Offer. If the Offer is terminated or withdrawn by the Purchaser, or this Agreement is terminated prior to the purchase of Shares in the Offer, the Purchaser shall (and Parent shall cause Purchaser to) promptly return, and shall cause any depositary acting on behalf of the Purchaser to return, in accordance with applicable Law, all tendered Shares to the registered holders thereof.

(g)    As soon as practicable on the date of the commencement of the Offer, the Purchaser shall (i) prepare and file with the SEC, in accordance with Rule 14d-3 under the Exchange Act, a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”), which shall include, as exhibits, the Offer to Purchase, a form of letter of transmittal and a form of summary advertisement (collectively, together with any amendments, supplements and exhibits thereto, the “Offer Documents”), (ii) deliver a copy of the Schedule TO, to the Company at its principal executive offices in accordance with Rule 14d-3(a) promulgated under the Exchange Act, and (iii) give telephonic notice of the information required by Rule 14d-3 promulgated under the Exchange Act, and mail by means of first class mail a copy of the Schedule TO, to NYSE, in accordance with Rule 14d-3(a) promulgated under the Exchange Act. The Purchaser agrees to cause the Offer Documents to be disseminated to holders of Shares, as and to the extent required by the Securities Act and the Exchange Act. The Company shall promptly furnish to Parent and the Purchaser in writing all information concerning the Company and its Subsidiaries and stockholders that may be required by applicable securities Laws or reasonably requested by Parent or the Purchaser for inclusion in the Offer Documents. The Purchaser, on the one hand, and the Company, on the other hand, agree to promptly correct any information provided by it for use in the Offer Documents, if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by applicable Law, and the Purchaser agrees to cause the Offer Documents, as so corrected, to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by the Securities Act or the Exchange Act. Without limiting the foregoing, in the event of an Adverse Recommendation Change, Parent shall cause the Offer Documents to disclose such event. The Company and its counsel shall be given a reasonable opportunity to review the Offer Documents before they are filed with the SEC, and the Purchaser shall give due consideration to the reasonable additions, deletions or changes suggested thereto by the Company and its counsel. In addition, the Purchaser shall provide the Company and its counsel with copies of any written comments, and shall inform them of any oral comments, that the Purchaser or its counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments, and any written or oral responses thereto. The Company and its counsel shall be given a reasonable opportunity to review any such written responses and the Purchaser shall give due consideration to the reasonable additions, deletions or changes suggested thereto by the Company and its counsel. Notwithstanding the foregoing, Parent and Purchaser’s obligations pursuant to the immediately preceding three sentences shall not apply if an Adverse Recommendation Change has occurred. Parent and Purchaser shall use commercially reasonable efforts to as promptly as practicable respond to any comments of the SEC or its staff regarding the Offer Documents.

1.2    Company Actions.

(a)    On the date of the filing of the Schedule TO with the SEC (which filing shall not take place prior to the tenth (10th) Business Day after the date of this Agreement without the Company’s prior written consent), the Company shall, in a manner that complies with Rule 14d-9 under the Exchange Act, file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule 14D-9”) that shall contain the Company Board Recommendation, in each case, subject to Section 5.3(e). The Company shall include in the Schedule 14D-9 a notice of appraisal rights in accordance with Section 262 of the DGCL. The Company shall also include in the Schedule 14D-9, and represents that it has obtained all necessary consents of the Company Financial Advisor to permit the Company to include in the Schedule 14D-9, in its entirety, the Fairness Opinion, together with a summary thereof in accordance with Item 1015(b) of Regulation M-A under the Exchange Act (regardless of whether such item is applicable). Without limiting Section 1.1(g), the Company hereby approves and consents to the Offer and hereby approves and consents to the inclusion in the Offer Documents of a description of the Company Board Recommendation; provided that such consent shall automatically be withdrawn, without any act of the Company or any other Person, in the event of an Adverse Recommendation Change. The Company further agrees to cause the Schedule 14D-9 to be disseminated to holders of Shares, as and to the extent required by the Exchange Act. To the extent requested by the Purchaser, the Company shall cause the Schedule 14D-9 to be mailed or otherwise disseminated to the holders of Shares together with the Offer Documents disseminated to the holders of Shares. The Company, on the one hand, and the Purchaser, on the other hand, agree to promptly correct any information provided by it for use in the Schedule 14D-9, if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by applicable Law, and the Company agrees to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by the Exchange Act. The Purchaser and its counsel shall be given a reasonable opportunity to review the Schedule 14D-9 before it is filed with the SEC, and the Company shall give due consideration to the reasonable additions, deletions or changes suggested thereto by the Purchaser and its counsel. In addition, the Company shall provide the Purchaser and its counsel with copies of any written comments, and shall inform them of any oral comments, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments, and any written or oral responses thereto. The Purchaser and its counsel shall be given a reasonable opportunity to review any such written responses and the Company shall give due consideration to the reasonable additions, deletions or changes suggested thereto by the Purchaser and its counsel. The Company shall use commercially reasonable efforts to as promptly as practicable respond to any comments of the SEC or its staff regarding the Schedule 14D-9.

(b)    As promptly as reasonably practicable after the date hereof and otherwise from time to time as reasonably requested by the Purchaser or its agents, the Company shall furnish or cause to be furnished to the Purchaser mailing labels, security position listings, non-objecting beneficial owner lists and any other listings or computer files containing the names and addresses of the record or beneficial holders of the Shares as of the most recent practicable date, and shall promptly furnish the Purchaser with such information (including updated lists of holders of the Shares and their addresses, mailing labels, security position listings and non-objecting beneficial owner lists) (the date of the list used to determine the Persons to whom the Offer Documents and Schedule 14D-9 are first disseminated, the “Stockholder List Date”) and such other assistance as the Purchaser or its agents may reasonably request in communicating with the record and beneficial holders of Shares. The Company Board shall set the Stockholder List Date as the record date for the purpose of receiving the notice required by Section 262(d)(2) of the DGCL. In addition, in connection with the Offer, the Company shall, and shall use its commercially reasonable efforts to cause any Third Parties to, cooperate with the Purchaser to disseminate the Offer Documents to holders of Shares held in or subject to any Company Employee Plan, and to permit such holders of Shares to tender Shares in the Offer.

1.3    The Merger.

(a)    Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of the DGCL, at the Effective Time, the Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Purchaser shall cease, and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”). The Merger shall be effected pursuant to Section 251(h) of the DGCL and shall be effected as soon as practicable following the Acceptance Time.

(b)    The closing of the Merger (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 140 Scott Drive, Menlo Park, California 94025, as soon as practicable following the Acceptance Time and the satisfaction or, if permitted, waiver of the last to be satisfied of the conditions set forth in ARTICLE VI (other than conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction (or waiver, if permitted by applicable Law) of those conditions), and in any event within one (1) Business Day thereafter, or at such other location, date and time (including by remote, electronic exchange of documents) as is agreed to in writing by the parties hereto. The date upon which the Closing shall actually occur pursuant hereto is referred to herein as the “Closing Date.”

(c)    Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, or on such other date as Parent and the Company may agree to in writing, Parent, the Purchaser and the Company shall cause the Merger to be consummated under the DGCL by filing a certificate of merger in such a form as required by, and executed in accordance with, the DGCL (the “Certificate of Merger”) with the Secretary of

State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall take such further actions as may be required to make the Merger effective. The date and time of such filing and acceptance by the Secretary of State of the State of Delaware, or such later date and time as is agreed upon by the parties and specified in the Certificate of Merger, shall be referred to herein as the “Effective Time”.

(d)    At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and the Purchaser shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and the Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

1.4    Certificate of Incorporation and Bylaws.

(a)    Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Surviving Corporation shall, by virtue of the Merger and all other applicable action by Parent and the Surviving Corporation, be amended so as to read in its entirety in the form set forth as Exhibit B hereto, until thereafter changed or amended as provided therein or by applicable Law.

(b)    Bylaws. The Company and the Company Board shall take all necessary action such that the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time so as to read in their entirety in the form set forth as Exhibit C hereto, until thereafter changed or amended as provided therein, in the certificate of incorporation of the Surviving Corporation or by applicable Law.

1.5    Directors and Officers.

(a)    Directors. The directors of the Purchaser immediately prior to the Effective Time shall, from and after the Effective Time, become the directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b)    Officers. The officers of the Purchaser immediately prior to the Effective Time, from and after the Effective Time, shall continue as the officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

1.6    Necessary Further Action. Each of the Company, Parent and the Purchaser agree to take all necessary action to cause the Merger to become effective as soon as practicable following the Acceptance Time without a meeting of the Company Stockholders, as provided in Section 251(h) of the DGCL and upon the terms and subject to the conditions of this Agreement. In furtherance, and without limiting the generality of the foregoing, none of the Company, Parent or the Purchaser shall, and each of the Company, Parent and the Purchaser shall cause their respective Subsidiaries and Representatives not to, take any action that could render Section 251(h) of the DGCL inapplicable to the Merger. If at any time after the Effective Time, the Surviving Corporation shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or the Purchaser acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or the Purchaser, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

ARTICLE II

CONVERSION OF SECURITIES IN THE MERGER

2.1    Conversion of Securities. Subject to the terms hereof, at the Effective Time, by virtue of the Merger and without any action on the part of the Purchaser, the Company or the holders of any of the following securities:

(a)    Conversion of Company Common Stock. Each Share issued and outstanding immediately prior to the Effective Time, other than Shares to be cancelled in accordance with Section 2.1(b) and any Dissenting Shares, shall be converted into the right to receive cash in an amount equal to the Offer Price (the “Merger Consideration”), without interest, subject to any applicable withholding taxes, upon surrender of such Shares in accordance with Section 2.2.

(b)    Cancellation of Treasury Stock and Parent-Owned Stock. All Shares that are owned by or held in the treasury of the Company, and all Shares owned by Parent or any direct or indirect wholly-owned Subsidiaries of Parent (including the Purchaser) or the Company, shall be automatically cancelled and shall cease to exist, with no payment being made in exchange therefor.

(c)    Purchaser Common Stock. Each share of common stock, par value $0.001 per share, of the Purchaser (the “Purchaser Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Each certificate evidencing ownership of such shares of common stock of the Purchaser shall thereafter evidence ownership of shares of common stock of the Surviving Corporation.

2.2    Payment for Securities; Surrender of Certificates

(a)    Paying Agent. At or prior to the Effective Time, the Purchaser shall designate a nationally recognized bank or payment company to act as the paying agent for purposes of effecting the payment and distribution of the Merger Consideration in connection with the Merger (the “Paying Agent”). At or promptly after the Effective Time (and, in any event, on the Closing Date), the Parent shall (or shall cause Purchaser to) deposit, or cause to be deposited, with the Paying Agent, cash in an amount equal to the aggregate consideration that the holders of Shares are entitled to receive pursuant to Section 2.1(a) (which, for the avoidance of doubt, shall not include the Option Consideration, the RSU Consideration, or the PSU Consideration). Such funds shall be invested by the Paying Agent as directed by the Purchaser, in its sole discretion, pending payment thereof by the Paying Agent to the holders of the Shares. Earnings from such investments shall be the sole and exclusive property of the Purchaser, and no part of such earnings shall accrue to the benefit of holders of Shares. For the avoidance of doubt, no such investment or loss thereon shall affect the amounts payable to holders of Shares pursuant to this Agreement. If, at any time following the Closing and prior to the delivery of funds held by the Paying Agent to the Surviving Corporation pursuant to Section 2.2(e), the cash deposited with the Paying Agent is insufficient to pay the consideration that the holders of Shares are entitled to receive pursuant to Section 2.1(a), Parent shall (or shall cause Purchaser to) promptly deposit or cause to be deposited with the Paying Agent an amount of cash sufficient to pay such consideration.

(b)    Procedures for Surrender. As promptly as practicable after the Effective Time, but in no event later than three (3) Business Days thereafter, the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented

Shares (the “Certificates”) or non-certificated Shares represented by book- entry (“Book-Entry Shares”), in each case, which Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement: (i) a letter of transmittal in customary form, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon delivery of the Certificates to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, and (ii) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for payment of the Merger Consideration pursuant to Section 2.1(a). As promptly as practicable (but in no event later than three (3) Business Days thereafter), upon (A) surrender of Certificates for cancellation to the Paying Agent or such other agent or agents as may be appointed by the Purchaser and delivery of a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto or (B) receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) and delivery of a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, as applicable, the holders of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (y) the aggregate number of Shares represented by such holder’s transferred Certificates or Book-Entry Shares that were converted into the right to receive the Merger Consideration pursuant to Section 2.1(a), by (z) the Merger Consideration (less any applicable withholding Tax pursuant to Section 2.2(f)), and the Certificates or transferred Book-Entry Shares so surrendered shall forthwith be cancelled. The Paying Agent shall accept such Certificates and transferred Book-Entry Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates and Book-Entry Shares on the Merger Consideration payable upon the surrender of such Certificates and Book-Entry Shares. Until surrendered as contemplated hereby, and subject to Section 2.3, each Certificate or Book-Entry Share shall be deemed from and after the Effective Time to represent only the right to receive the Merger Consideration payable therefor upon surrender thereof in accordance with the provisions of this Article II.

(c)    Transfers of Ownership. In the event that a transfer of ownership of Shares is not registered in the stock transfer books or ledger of the Company, or if the Merger Consideration is to be paid in a name other than that in which the Certificate or Book-Entry Share surrendered in exchange therefor are registered in the stock transfer books or ledger of the Company, the Merger Consideration may be paid to a Person other than the Person in whose name the Certificate or Book-Entry Share so surrendered is registered in the stock transfer books or ledger of the Company only if such Certificate or Book-Entry Share is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid any transfer Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share, and established to the reasonable satisfaction of Parent (or any agent designated by Parent) that such transfer Taxes have been paid or are otherwise not payable.

(d)    Transfer Books; No Further Ownership Rights in Shares. From and after the Effective Time, all Shares shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a Certificate or Book-Entry Shares theretofore representing any Shares shall (other than Certificates or Book-Entry Shares representing Dissenting Shares, which shall be subject to Section 2.3) cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor upon the surrender thereof in accordance with the provisions of this Article II (or, for the avoidance of doubt and without duplication, any consideration that remains payable with respect to any Shares validly tendered and not withdrawn in the Offer). The Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares. From and after the Effective Time, the stock transfer books of the Surviving Corporation shall be closed and there shall be no further registration of transfers on the records of the Surviving Corporation of Company Shares that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II. The Company shall take all actions necessary to ensure that, from and after the Effective Time, neither Parent nor the Surviving Corporation shall be required to deliver Shares or other capital stock of the Company, Parent or the Surviving Corporation to any Person as a result of the exercise of or in settlement of Cashed Out Company Options, Cashed Out Company RSUs, or Cashed Out Company PSUs, and that such Cashed Out Company Options, Cashed Out Company RSUs, and Cashed Out Company PSUs shall be cancelled and the holders of such Cashed Out Company Options, Cashed Out Company RSUs, and Cashed Out Company PSUs shall only be entitled to receive the consideration, if any, provided to them under Section 2.4 and shall not have any other rights or remedies with respect thereto.

(e)    Termination of Fund; Abandoned Property; No Liability. At any time following twelve (12) months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any cash funds (including any interest or other earnings received with respect thereto) made available to the Paying Agent and not disbursed to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to Parent and the Surviving Corporation, or their respective successors in interest, (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 2.2(b), without interest and subject to any applicable withholding taxes. If immediately prior to such time on which any payment in respect hereof would escheat to or become the property of any Governmental Authority pursuant to any applicable abandoned property, escheat or similar Laws, any holder of Certificates or Book-Entry Shares has not complied with the procedures in Section 2.2(b) to receive payment of the Merger Consideration to which such holder would otherwise be entitled, the Merger Consideration payable in respect of such Certificates or Book-Entry Shares shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of Parent, the Surviving Corporation or the Paying Agent shall be liable to any holder of a Certificate or Book-Entry Shares for Merger Consideration delivered to a Governmental Authority pursuant to any applicable abandoned property, escheat or similar Law.

(f)    Withholding Rights. Parent, the Purchaser, the Surviving Corporation, Subsidiaries of Parent, the Purchaser and the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement such amounts that Parent, the Purchaser, the Surviving Corporation, such Subsidiaries or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code or any other provision of applicable Law. To the extent that amounts are so withheld and paid to the applicable Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

(g)    Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.1(a) hereof; provided, however, that the Purchaser may, in its sole discretion and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Purchaser, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.3    Dissenting Shares. Notwithstanding anything to the contrary set forth in this Agreement, no Shares issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights shall have been perfected in accordance with Section 262 of the DGCL in connection with the Merger (collectively, “Dissenting Shares”) shall be converted into a right to receive that portion of the Merger Consideration otherwise payable to the holder of such Dissenting Shares as provided in Section 2.1(a), but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to the DGCL. Each holder of Dissenting Shares who, pursuant to the provisions of the DGCL, becomes entitled to payment of the fair value of such Dissenting Shares shall receive payment therefor in accordance with the DGCL (but only after the value therefor shall have been agreed upon or finally determined pursuant to the DGCL). In the event that any holder of Shares fails to make an effective demand for payment or fails to perfect its appraisal rights as to the Shares or any Dissenting Shares shall otherwise lose their status as Dissenting Shares, then any such Shares shall be converted into the right to receive the Merger Consideration issuable pursuant to Section 2.1(a) in respect of such Shares as if such Shares had never been Dissenting Shares, in accordance with and following the satisfaction of the applicable requirements and conditions set forth in Section 2.2. The Company shall give Parent prompt notice (and in no event more than one (1) Business Day) of (i) any demand received by the Company for appraisal of Shares (and shall give Parent the opportunity (at Parent’s election and expense) to direct and control all negotiations and proceedings with respect to any such demand) or (ii) any notice of exercise by any holder of Shares of appraisal rights in accordance with the DGCL. If Parent elects to direct and control negotiations and proceedings with respect to any such demand, Parent shall not (and shall not agree to), without the prior written consent of the Company (not to be unreasonably withheld, conditioned, or delayed), voluntarily make any payment with respect to, or settle, or offer to settle, any such demands or applications, or waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the DGCL. If Parent does not elect to direct and control negotiations and proceedings with respect to any such demand, the Company shall not (and shall not agree to), without the prior written consent of Parent (not to be unreasonably withheld, conditioned, or delayed), voluntarily make any payment with respect to, or settle, or offer to settle, any such demands or applications, or waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the DGCL.

2.4    Treatment of Company Equity Awards.

(a)    Each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time and does not constitute an Assumed Option (“Cashed Out Company Options”), by virtue of the Merger and without any action on the part of the holders thereof, shall be cancelled immediately prior to the Effective Time and converted automatically at the Effective Time into the right to receive an amount in cash equal to the product, if any, obtained by multiplying (i) the aggregate number of Shares subject to such Company Option that are vested (after giving effect to any applicable accelerated vesting in connection with the consummation of the transactions contemplated by this Agreement pursuant to a Contract as in effect as of the date of this Agreement to which such Company Option is subject) as of immediately prior to the Effective Time and (ii) the excess, if any, of the Offer Price over the exercise price per share of such Company Option (the “Option Consideration”). For the avoidance of doubt, no Option Consideration shall become payable with respect to any Company Option cancelled in accordance with this Section 2.4(a) that is not an In-the-Money Company Option. Parent and the Surviving Corporation shall cause payment of any Option Consideration to be made to the holder of such right to receive the Option Consideration into which the cancelled Company Option was converted, if a current or former employee of the Company or a Company Subsidiary, through the payroll system of the Company Employer or, if not a current or former employee of the Company or a Company Subsidiary, through the Paying Agent, in each case, payable as soon as practicable following the Closing Date (and, in the case of current or former employees of the Company or a Company Subsidiary, in no event later than the next regularly scheduled payroll date of the Company Employer that is more than five (5) days following the Closing Date, or in the case of a holder who is not a current or former employee of the Company or a Company Subsidiary, in no event later than five (5) days following the Closing Date).

(b)    Each In-the-Money Company Option that is outstanding and unvested immediately prior to the Effective Time (after giving effect to any applicable accelerated vesting in connection with the consummation of the transactions contemplated by this Agreement pursuant to a Contract as in effect as of the date of this Agreement to which such In-the-Money Company Option is subject) and is held by a Company Employee or Company Service Provider, by virtue of the Merger and without any action on the part of the holders thereof, shall be assumed by Parent and converted automatically at the Effective Time into an option to purchase Parent Common Stock having, subject to applicable Laws, substantially the same terms and conditions as the In-the-Money Company Option (each, an “Assumed Option”), except that (i) each such Assumed Option will become exercisable in accordance with its terms for that number of whole shares of Parent Common Stock equal to the product of (A) the number of Shares that were issuable upon exercise of such Company Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, and rounding such product down to the nearest whole number of shares of Parent Common Stock, (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such Assumed Option will be equal to the quotient determined by dividing (A) the exercise price per Share at which such Company Option was exercisable immediately prior to the Effective Time by (B) the Exchange Ratio, and rounding such quotient up to the nearest whole cent and (iii) all references to the “Company” in the applicable Company Stock Plans and the stock option agreements will be references to Parent. The Company will not take any action to accelerate the vesting of any In-the-Money Company Option (other than to implement any existing agreements or arrangements for such acceleration in effect as of the date of this Agreement). As soon as reasonably practicable following the Effective Time, Parent will make available to each Person who holds an Assumed Option a document evidencing the foregoing assumption of such Assumed Option by Parent.

(c)    Each Company RSU that is outstanding immediately prior to the Effective Time and is not an Assumed RSU (each, a “Cashed Out Company RSU”), by virtue of the Merger and without any action on the part of the holders thereof, shall be cancelled immediately prior to the Effective Time and converted automatically at the Effective Time into the right to receive an amount in cash, if any, equal to the product obtained by multiplying (i) the aggregate number of vested Shares underlying such Company RSU (after giving effect to any applicable accelerated vesting in connection with the consummation of the transactions contemplated by this Agreement pursuant to a Contract as in effect as of the date of this Agreement to which such Company RSU is subject) as of immediately prior to the Effective Time and (ii) the Offer Price (the “RSU Consideration”). Parent and the Surviving Corporation shall cause payment of the RSU Consideration to be made to the holder of such right to receive the RSU Consideration in which the cancelled Company RSU was converted, if a current or former employee of the Company or a Company Subsidiary, through the payroll system of the Company Employer of such employee or, if not a current or former employee of the Company or a Company Subsidiary, through the Paying Agent, in each case, payable as soon as practicable following the Closing Date (and, in the case of current or former employees of the Company or a Company Subsidiary, in no event later than the next regularly scheduled payroll date of the of the Company Employer that is more than five (5) days following the Closing Date), or in the case of a holder who is not a current or former employee of the Company or a Company Subsidiary, in no event later than five (5) days following the Closing Date.

(d)    Each Company RSU that is outstanding and unvested immediately prior to the Effective Time (after giving effect to any applicable accelerated vesting in connection with the consummation of the transactions contemplated by this Agreement pursuant to a Contract as in effect as of the date of this Agreement to which such Company RSU is subject) and is held by a Company Employee or Company Service Provider, by virtue of the Merger and without any action on the part of the holders thereof, shall be assumed by Parent and converted automatically at the Effective Time into a restricted stock unit covering Parent Common Stock having, subject to applicable Laws, substantially the same terms and conditions as the Company RSU (each, an “Assumed RSU”), except that (i) each such Company RSU will entitle the holder, upon settlement, to that number of whole shares of Parent Common Stock equal to the product of (A) the number of unvested Shares underlying to such Company RSU immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, and rounding such product down to the nearest whole number of shares of Parent Common Stock, and (ii) all references to the “Company” in the applicable Company Stock Plans and the Company RSU agreements will be references to Parent. The Company will not take any action to accelerate the vesting of any Company RSU (other than to implement any existing agreements or arrangements for such acceleration in effect as of the date of this Agreement). As soon as reasonably practicable following the Effective Time, Parent will make available to each Person who holds an Assumed RSU a document evidencing the foregoing assumption of such Assumed RSU by Parent.

(e)    The vesting of each Company PSU that is outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holders thereof, accelerate in full as of immediately prior to the Effective Time, and each Company PSU shall be cancelled immediately prior to the

Effective Time and converted automatically at the Effective Time into the right to receive an amount in cash, if any, equal to the product obtained by multiplying (i) the aggregate number of Shares underlying such Company PSU as of immediately prior to the Effective Time and (ii) the Offer Price (the “PSU Consideration”). Parent and the Surviving Corporation shall cause payment of the PSU Consideration to be made to the holder of such right to receive the PSU Consideration into which the cancelled Company PSU was converted, if a current or former employee of the Company or a Company Subsidiary, through the payroll system of the Company Employer of such employee or, if not a current or former employee of the Company or a Company Subsidiary, through the Paying Agent, in each case, payable as soon as practicable following the Closing Date (and, in the case of current or former employees of the Company or a Company Subsidiary, in no event later than the next regularly scheduled payroll date of the of the Company Employer that is more than five (5) days following the Closing Date, or in the case of a holder who is not a current or former employee of the Company or a Company Subsidiary, in no event later than five (5) days following the Closing Date).

(f)    The Company shall send a written notice in a form provided in advance, and reasonably acceptable to Parent (which acceptance shall not be unreasonably delayed or withheld), to each holder of an outstanding Company Equity Award in accordance with the Company Stock Plan that shall inform such holder of the treatment of the Company Equity Awards, as applicable, provided in this Section 2.4.

(g)    Notwithstanding anything in this Section 2.4 or otherwise in this Agreement to the contrary, the conversion of Company Equity Awards provided for in this Section 2.4 shall be effected in a manner consistent with Section 424 and Section 409A of the Code.

(h)    Notwithstanding anything in this Section 2.4 or otherwise in this Agreement to the contrary, if any cash amount payable under this Section 2.4 is subject to Section 409A of the Code, the payment of such amount shall be delayed to the extent necessary to comply with Section 409A of the Code.

(i)    The Company shall, prior to the Effective Time, take (or cause to be taken) any and all action, and shall obtain all such consents, as may be necessary to effect the foregoing provisions of this Section 2.4.

(k)    As soon as practicable following the Effective Time, but in no event later than five (5) Business Days following the Effective Time, Parent shall file a registration statement under the Securities Act on Form S-8 or another appropriate form relating to shares of Parent Common Stock issuable with respect to all Assumed Options and Assumed RSUs, and use its reasonable best efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectuses contained therein) for as long as such awards are outstanding.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as expressly disclosed in the Company SEC Documents, in each case filed on or after January 1, 2018 and prior to the date hereof (including information included in, or incorporated by reference as, exhibits and schedules to any Company SEC Documents that have been filed with the SEC, but excluding any forward-looking disclosures contained in “Forward Looking Statements” and “Risk Factors” sections of the Company SEC Documents and any other disclosures included therein to the extent they are primarily predictive, cautionary or forward looking in nature and provided that the representations and warranties set forth in Sections 3.2 and 3.3 shall not be qualified by any information in any Company SEC Documents), and (ii) as set forth in the disclosure schedule delivered by the Company to Parent and the Purchaser prior to or contemporaneous with the execution of this Agreement (the “Company Disclosure Schedule”), which identifies items of disclosure by reference to a particular Section or Subsection of this Article III (provided, however, that any disclosure made in the Company Disclosure Schedule by reference to a particular Section or Subsection of this Article III shall be deemed to be disclosed with respect to any other Section or Subsection of this Article III to the extent the relevance of such disclosure to any representation or warranty made in such other Section or Subsection of Article III is reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to Parent and the Purchaser:

3.1    Organization and Qualification; Subsidiaries.

(a)    The Company and each of its Subsidiaries (each a “Company Subsidiary”) is a corporation or other legal entity duly organized, validly existing and in good standing under the applicable Law of the jurisdiction of its incorporation or organization and has all requisite corporate or organizational, as the case may be, power and authority to own, lease and operate its properties and assets and to conduct its business as currently conducted and as currently planned to be conducted.

(b)    Each of the Company and each Company Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where any failure to be so qualified or in good standing is not material to the Company and the Company Subsidiaries, taken as a whole.

(c)    The Company has delivered or caused to be delivered to Parent and the Purchaser accurate and complete copies of the currently effective certificate of incorporation of the Company (the “Company Charter”) and bylaws of the Company (the “Company Bylaws”), and the certificate of incorporation and bylaws, or equivalent organizational or governing documents, of each Company Subsidiary. The Company is not in violation of the Company Charter or Company Bylaws, and the Company Subsidiaries are not in violation of their respective organizational or governing documents.

(d)    Section 3.1(d) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, an accurate and complete list of: (i) the Company Subsidiaries, together with the jurisdiction of organization or incorporation, as the case may be, of each Company Subsidiary, and (ii)  the directors and officers of the Company and each Company Subsidiary, as of the date of this Agreement.

3.2     Capitalization.

(a)    The authorized capital stock of the Company consists of (i) 500,000,000 shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”), of which, as of the close of business on June 21, 2019 (the “Capitalization Date”), there were 57,369,022 shares issued and outstanding (excluding 2,469,978 shares of Company Common Stock held in treasury) and (ii) 25,000,000 shares of preferred stock, par value $0.001 per share (the “Company Preferred Stock”), of which no shares are issued and outstanding. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(b)    As of the close of business on the Capitalization Date, the Company has no shares of Company Common Stock or Company Preferred Stock reserved for or otherwise subject to issuance, except for (i) 3,216,161 shares of Company Common Stock reserved for issuance pursuant to the exercise of outstanding Company Options ((x) 20,806 of which are unvested and all of which are not In-the-Money Company Options, (y) 2,426,484 of which are vested and are not In-the-Money Company Options, and (z) 768,871 of which are vested and are In-the-Money Company Options with a weighted average exercise price of $1.36 per share), (ii) 5,239,773 shares of Company Common Stock underlying Company RSUs (2,075,937 of which are either vested Company RSUs as of the Capitalization Date or subject to any applicable vesting acceleration provisions, whether in connection with the consummation of the transactions contemplated by this Agreement, a termination of services as an employee or service provider or otherwise)), (iii) 846,986 shares of Company Common Stock underlying Company PSUs assuming target achievement of performance and (iv) 1,327,504 shares of Company Common Stock were authorized for issuance pursuant to the Company ESPP, of which a maximum of 274,273 shares of Company Common Stock could be issued with respect to the purchase period in effect under the Company ESPP on the date of this Agreement. All shares of Company Common Stock subject to issuance under the Company Stock Plans, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

(c)    The Company has made available, or within ten (10) days after the date of this Agreement, will make available, an accurate and complete list of all issued and outstanding Company Equity Awards as of the close of business on the Capitalization Date including (A) the name of each award holder, (B) the grant date of each award (the “Grant Date”) and, in the case of Company Options, the expiration date, (C) the total number of shares of Company Common Stock subject to each such award, (D) the exercise price of each Company Option, (E) the vesting schedule (including any vesting acceleration provisions) and vested status of each such award and (F) for each Company Option, whether it is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code. All Company Equity Awards were granted under a Company Stock Plan and are evidenced by award agreements, in each case in the forms made available by the Company to Parent and the Purchaser. Each grant of a Company Equity Award was duly authorized no later than the Grant Date of such award by all necessary corporate action, including, as applicable, approval by the Company Board (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes. Each such grant was made in all material respects in accordance with the terms of the applicable Company Stock Plan, the Exchange Act and all other applicable Laws, including the rules of the NYSE and the Code. The Company has not granted, and there is not, and has not been, any Company policy or practice to grant, Company Equity Awards prior to, or otherwise coordinate the grant of Company Equity Awards with, the release or other public announcement of material information regarding the Company or any of the Company Subsidiaries or any of their financial results or prospects.

(d)    Except for the Company Equity Awards set forth in the first sentence of Section 3.2(b), as of the Capitalization Date, there are no options, warrants or other rights, agreements, arrangements or commitments of any character (i) relating, convertible into or exchangeable for capital stock or any other Equity Interests of the Company or any Company Subsidiary, or (ii) obligating the Company or any Company Subsidiary to issue, acquire or sell any Equity Interests of the Company or any Company Subsidiary. Since the close of business on the Capitalization Date and until the execution and delivery of this Agreement, the Company has not issued any shares of its capital stock or other Equity Interests or securities convertible into or exchangeable for capital stock or other Equity Interest of the Company other than the issuance of shares of Company Common Stock in respect of the exercise of Company Options or the settlement of Company RSUs or Company PSUs.

(e)    There are no outstanding obligations of the Company or any Company Subsidiary (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of or (v) granting any preemptive or antidilutive rights with respect to, any shares of Company Common Stock or other Equity Interests in the Company or any Company Subsidiary.

(f)    The Company or another Company Subsidiary owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other Equity Interests of each of the Company Subsidiaries, free and clear of any Liens, and all of such shares of capital stock or other Equity Interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for Equity Interests in the Company Subsidiaries, neither the Company nor any Company Subsidiary owns directly or indirectly any Equity Interest in any Person (including the Company), or has any obligation or has made any commitment to acquire any such Equity Interest, to provide funds to, or to make any investment (in the form of a loan, capital contribution or otherwise) in any Company Subsidiary or any other Person.

3.3    Authority.

(a)    Subject to compliance with Section 251(h) of the DGCL, the Company has all necessary corporate power and corporate authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Offer and the Merger. Subject to compliance with Section 251(h) of the DGCL, the execution and delivery of this Agreement by the Company, the consummation by the Company of the transactions contemplated hereby, including the Offer and the Merger, the amendment of the Company Charter in accordance with Section 1.4(a) and the amendment of the Company

Bylaws in accordance with Section 1.4(b) have each been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company and no stockholder votes or consents (whether under Article VI or Article IX of the Company Charter, the DGCL or otherwise) are necessary to authorize this Agreement, the Offer or the Merger, or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL). The Company Board, by resolutions duly adopted by unanimous vote of those voting on such matters at a meeting duly called and held, has, and as of the date of this Agreement not subsequently rescinded or modified in any way, (x) determined that the transactions contemplated by this Agreement, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders, (y) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Offer and the Merger and (z) resolved to recommend that the Company’s stockholders accept the Offer, tender their Shares to the Purchaser in the Offer and, to the extent applicable, adopt this Agreement. This Agreement has been duly authorized and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent and the Purchaser, constitutes a legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity, whether considered in a proceeding in equity or at law).

(b)    The Company Board has taken prior to the date hereof, and will take all additional, action necessary on its part to render Section 203 of the DGCL inapplicable to the execution, delivery or performance of this Agreement, the Offer and/or the Merger, including the acquisition of Shares pursuant thereto, the Tender Agreements and/or any other transaction contemplated by this Agreement. Assuming the accuracy of the representations and warranties set forth in Section 4.9, no other “moratorium,” “fair price,” “business combination,” “combinations with interested stockholders,” “control share acquisition” or similar provision of any state anti-takeover Law or other Law that purports to limit or restrict business combinations or the ability to acquire or vote shares (collectively, “Takeover Statutes”) is, or at the Effective Time will be, applicable to the execution, delivery or performance of this Agreement, the Offer and/or the Merger, including the acquisition of Shares pursuant thereto, the Tender Agreements and/or any other transaction contemplated by this Agreement.

(c)    The affirmative vote of the holders of shares representing a majority of the voting power of the outstanding shares of the Company Common Stock is the only vote required of the holders of any class or series of capital stock or other Equity Interests of the Company, absent Section 251(h) of the DGCL, to adopt this Agreement and approve the transactions contemplated hereby, including the Merger, and to consummate the Merger and the other transactions contemplated hereby.

(d)    The Company is not a party to any stockholder rights plan or “poison pill” agreement.

3.4    No Conflict. None of the execution, delivery or performance of this Agreement by the Company, the acceptance for payment or acquisition of Shares pursuant to the Offer, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement, or the Company’s compliance with any of the provisions of this Agreement will (with or without notice or lapse of time, or both): (a) conflict with or violate any provision of the Company Charter or Company Bylaws or any equivalent organizational or governing documents of any Company Subsidiary, (b) assuming that all consents, approvals, authorizations and permits described in Section 3.5 have been obtained and all filings and notifications described in Section 3.5 have been made and any waiting periods thereunder have terminated or expired, violate any Law applicable to the Company or any Company Subsidiary or any of their respective properties or assets, or (c) require any consent or approval under, violate, result in any breach of or any loss of any benefit under, or constitute a default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the respective properties or assets of the Company or any Company Subsidiary pursuant to, any (i) Company Material Contract or (ii) Company Permit, except, with respect to clauses (b) and (c)(ii), for any such conflicts, violations, consents, breaches, losses, defaults, other occurrences or Liens which, individually or in the aggregate, has not had a Company Material Adverse Effect.

3.5    Required Filings and Consents. Assuming the accuracy of the representations and warranties of Parent and the Purchaser in Section 4.4, none of the execution, delivery or performance of this Agreement by the Company, the acceptance for payment or acquisition of Shares pursuant to the Offer, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement, or the Company’s compliance with any of the provisions of this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Authority, other than (a) the filing of the Certificate of Merger as required by the DGCL, (b) compliance with the applicable requirements of the Exchange Act and the Securities Act, (c) filings by the Company with the SEC as may be required in connection with this Agreement and the transactions contemplated hereby, (d) such filings as may be required under the rules and regulations of the NYSE, (e) compliance with the applicable requirements of the HSR Act and the Foreign Antitrust Laws, and (f) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to any Governmental Authority or any other Person, individually or in the aggregate, has not had a Company Material Adverse Effect.

3.6    Permits; Compliance With Law.

(a)    The Company and each Company Subsidiary (i) is, and has at all times since January 1, 2017 been, in compliance with applicable Laws, and (ii) to the Knowledge of the Company, since January 1, 2017, has not received written notice from any Governmental Authority alleging that the Company or any Company Subsidiary is in violation of any applicable Law, except in the cases of each of clauses (i) and (ii), for such non-compliance and violations that are not material to the Company and the Company Subsidiaries, taken as a whole.

(b)    The Company and each Company Subsidiary holds all authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Authority necessary for the Company and each Company Subsidiary to own, lease and operate its properties and assets, and to conduct its business as conducted on the date of this Agreement, in each case, that are material to the Company and the Company Subsidiaries, taken as a whole (the “Company Permits”). The Company and each Company Subsidiary is and since January 1, 2017 has been in compliance with the terms of the Company Permits, and all of the Company Permits are valid and in full force and effect, except where such non-compliance is not material to the Company and the Company Subsidiaries, taken as a whole. To the Knowledge of the Company, as of the date of this Agreement, no suspension, modification, revocation or cancellation of any material Company Permit is pending or threatened in writing.

(c)    Neither the Company nor any Company Subsidiary, nor any officer, director, employee of the Company or any Company Subsidiary, or, to the Knowledge of the Company, any Person acting on behalf of the Company or any Company Subsidiary has, during the past five (5) years: (i) violated the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations promulgated thereunder, any other comparable anti-corruption and/or anti-bribery Laws of any other jurisdiction (collectively, “Anti-corruption Laws”); or (ii) offered, given, promised, or authorized the giving of anything of value, directly or indirectly, to or from any Public Official for the purpose of: (A) improperly and unlawfully influencing any act or decision of such Public Official in his or her official capacity, (B) inducing such Public Official to do or omit to do any act in violation of a lawful duty, or (C) improperly and unlawfully inducing such Public Official to use his or her influence with a Governmental Authority to affect or influence any act or decision of such Governmental Authority, in each case, in order to assist the Company or the Company Subsidiary in obtaining or retaining business for or with, or directing business to, any Person. The Company and its Subsidiaries have instituted an anti-corruption compliance program intended to ensure compliance with Anti-corruption Laws.

(d)    The books, records and accounts of the Company and to the Knowledge of the Company, the Company Subsidiaries have at all times accurately and fairly reflected, in all material respects, the transactions and disposition of their respective funds and assets. To the Knowledge of the Company, there have never been any false or fictitious entries made in the books, records, or accounts of the Company or any Company

Subsidiary relating to any illegal payment or secret or unrecorded fund, and neither the Company nor any Company Subsidiary has established or maintained a secret or unrecorded fund.

(e)    Neither the Company nor any Company Subsidiary, nor, to the Knowledge of the Company, any officer, director, employee, or any Person acting on behalf of the Company or any Company Subsidiary, is a Sanctioned Person. The Company and the Company Subsidiaries are, and have been during the past five (5) years, in compliance with applicable Sanctions, Export Control Laws, and AML Laws and are not knowingly engaged in any activity that would reasonably be expected to result in the Company or any Company Subsidiary being designated as a Sanctioned Person. Neither the Company nor any Company Subsidiary, nor any of their respective Representatives, when acting on behalf of the Company, (i) has engaged in any transactions or dealings, directly or indirectly, with any Sanctioned Person or in any Sanctioned Country, (ii) has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any governmental entity or similar agency regarding any alleged act or omission arising under or relating to any non-compliance with any Sanctions, Export Control Laws, or AML Laws, or (iii) is, or has been, the subject of any current, pending or threatened investigation, inquiry or enforcement proceedings for any potential violation of Sanctions, Export Control Laws, or AML Laws, or (iv) has received any notice, request, citation or other communication (in writing or otherwise) regarding any actual, alleged, or potential violation of, or failure to comply with Sanctions, Export Control Laws, or AML Laws.

3.7    SEC Filings; Financial Statements.

(a)    Since January 1, 2017, the Company has timely filed or otherwise furnished (as applicable) all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules, statements and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act (such documents and any other documents filed by the Company or any Company Subsidiary with the SEC, as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”). As of their respective filing dates the Company SEC Documents (i) did not (or with respect to Company SEC Documents filed after the date hereof, will not) contain any untrue statement of any material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder. None of the Company Subsidiaries is currently required to file any forms, reports or other documents with the SEC.

(b)    All of the audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and the Company Subsidiaries included in the Company SEC Documents (A) have been or will be, as the case may be, prepared from, are in accordance with, and accurately reflect the books and records of the Company and the Company Subsidiaries in all material respects, (B) have been or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments, and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act) and (C) fairly present in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in stockholders’ equity of the Company and the Company Subsidiaries as of the dates and for the periods referred to therein. Without limiting the generality of this Section 3.7(b), since January 1, 2017 until the date of this Agreement, (i) no independent public accountant of the Company has resigned or been dismissed as independent public accountant of the Company as a result of or in connection with any disagreement with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, (ii) no executive officer of the Company has failed in any respect to make, without qualification, the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any form, report or schedule filed by the Company with the SEC since the enactment of the Sarbanes-Oxley Act, and (iii) no enforcement action has been initiated or, to the Knowledge of the Company, threatened in writing against the Company by the SEC relating to disclosures contained in any Company SEC Document.

3.8    Internal Controls; Sarbanes-Oxley Act.

(a)    The Company has designed and maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting for the Company and the Company Subsidiaries. The Company (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (ii) since January 1, 2017, has disclosed to the Company’s auditors and the audit committee of the Company Board (and made summaries of such disclosures available to Parent, if any) (A) any known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(b)    As of the date of this Agreement, neither the Company nor any Company Subsidiary nor, to the Knowledge of the Company, any director, officer, auditor, accountant or representative of the Company or any Company Subsidiary has received any written substantive complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices.

(c)    To the Knowledge of the Company, no employee of the Company or any Company Subsidiary has provided or is providing information to any Law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable legal requirements of the type described in Section 806 of the Sarbanes-Oxley Act by the Company or any Company Subsidiary. To the Knowledge of the Company, neither the Company nor any Company Subsidiary nor any director, officer, employee, contractor, subcontractor or agent of the Company or any Company Subsidiary, has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any Company Subsidiary in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

(d)    As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the Knowledge of the Company, as of the date of this Agreement, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any Governmental Authority or any internal investigations pending or threatened in writing, in each case regarding any accounting practices of the Company or any Company Subsidiary.

(e)    The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

3.9    Books and Records. The books and records of the Company and each Company Subsidiary have been, in all material respects, properly and accurately maintained in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions. The minute books of the Company and each Company Subsidiary, copies of which have been made available by the Company to Parent, contain in all material respects complete and correct records of all meetings and other corporate actions held or taken since January 1, 2017 by their respective stockholders (or equivalent) and boards of directors (or equivalent), including committees of their respective boards of directors (or equivalent); provided that the Company may have redacted information in such records (i) any potential acquisition of the Company or all or any material portion of its assets or any other strategic transaction and any valuation or other material terms with respect to such potential transaction, or (ii) reflecting or that may be subject to any attorney-client or similar legal privilege.

3.10    No Undisclosed Liabilities. Except for those liabilities and obligations (a) specifically reserved against or provided for in the unaudited condensed consolidated balance sheet of the Company as of March 31, 2019 or in the notes thereto, (b) incurred in the ordinary course of business consistent with past practice since March 31, 2019, which have not had a Company Material Adverse Effect, or (c) incurred under this Agreement or in connection with the transactions contemplated hereby, including the Offer and the Merger, taken as a whole, neither the Company nor any Company Subsidiary has incurred any liabilities or obligations of the type required to be disclosed in the liabilities column of a balance sheet prepared in accordance with GAAP. As of the date of this Agreement, the Company has no outstanding Indebtedness other than the Company Debt.

3.11    Absence of Certain Changes or Events.

(a)    Since March 31, 2019, (i) except for the execution and performance of this Agreement and the discussions and negotiations related thereto (and any similar discussions and negotiations with Third Parties), the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, and (ii) there has not been any Company Material Adverse Effect.

(b)    There has not been any action taken by the Company or any Company Subsidiary from March 31, 2019 through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of (1) clauses (i) through (vi), inclusive, of Section 5.1(b), (2) Sections 5.1(b)(vii), (x), (xii), (xiv), (xv), (xvii), or (xviii), or (3) to the extent relating to any of the clauses, subsections, or sections referenced in the foregoing clauses (1) through (3), Section 5.1(b)(xix).

3.12    Employee Benefit Plans.

(a)    Section 3.12(a) of the Company Disclosure Schedule sets forth a complete and accurate list of each material Company Employee Plan. With respect to each material Company Employee Plan, the Company has provided or, within thirty (30) days following the date of this Agreement, shall provide, to the Purchaser materially complete and accurate copies of (A) each such Company Employee Plan, including any material amendments thereto, and descriptions of all material terms of any such plan that is not in writing, (B) each trust, insurance, annuity or other funding Contract related thereto, (C) the summary plan description, including any summary of material modifications, and any other material notice or description provided to employees, (D) the three most recent financial statements and actuarial or other valuation reports prepared with respect thereto, (E) the most recently received IRS determination letter or opinion letter, if any, issued by the IRS with respect to any Company Employee Plan that is intended to qualify under Section 401(a) of the Code, (F) the most recent annual report on Form 5500 (and all schedules thereto) required to be filed with the IRS with respect thereto and (G) all other material filings and material correspondence with any Governmental Authority (including any correspondence regarding actual or, to the Knowledge of the Company, threatened audits or investigations) with respect to each Company Employee Plan.

(b)    Each Company Employee Plan (and any related trust or other funding vehicle) has been maintained and administered in all material respects in accordance with its terms and is in compliance in all material respects with ERISA, the Code and all other applicable Laws. Each of the Company and the Company Subsidiaries has performed all material obligations required to be performed by it under all Company Employee Plans.

(c)    No Company Employee Plan is, and none of the Company, any of the Company Subsidiaries or any ERISA Affiliate thereof sponsors, maintains, contributes to, or has ever sponsored, maintained, contributed to, or has any actual or contingent liability with respect to any (i) single employer plan or other pension plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, (ii) “multiple employer plan” within the meaning of Section 413(c) of the Code, (iii) any “multiemployer plan” within the meaning of Section 3(37) of ERISA) or (iv) multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA).

(d)    Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has timely received or applied for a favorable determination letter or is entitled to rely on a favorable opinion letter from the IRS, in either case, that has not been revoked and, to the Knowledge of the Company, no event or circumstance exists that has adversely affected or would reasonably be expected to adversely affect such qualification or exemption. Each trust established in connection with any Company Employee Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and, to the Knowledge of the Company, no fact or event has occurred that would reasonably be expected to adversely affect the exempt status of any such trust. Neither the Company nor any Company Subsidiary, with respect to any Company Employee Plan, has engaged in any non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code).

(e)    None of the execution, delivery or performance of this Agreement by the Company, the acceptance for payment or acquisition of Shares pursuant to the Offer, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement, or the Company’s compliance with any of the provisions of this Agreement will (either alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) (i) entitle any current or former employee, individual consultant, or director to any compensation or benefit, (ii) accelerate the time of payment or vesting, increase the amount of payment, or trigger any payment or funding, of any compensation or benefit or trigger any other material obligation under any Company Employee Plan, or (iii) trigger any funding (through a grantor trust or otherwise) of compensation, equity award or other benefits.

(f)    Neither the Company nor any Company Subsidiary has made any payment, is obligated to make any payment, or is a party to any Company Employee Plan or Contract that, in connection with the transactions contemplated by this Agreement, whether occurring alone or in connection with any other event (including any termination of employment in connection with the transactions contemplated by this Agreement or following the Effective Time), would obligate the Company or any Company Subsidiary to make any payment that would reasonably be expected to be treated as an “excess parachute payment” under Section 280G of the Code.

(g)    No Company Employee Plan provides for any gross-up, reimbursement or additional payment by reason of any Tax imposed under Section 409A or Section 4999 of the Code.

(h)    Each Company Employee Plan that constitutes a nonqualified deferred compensation plan (within the meaning of Section 409A of the Code) is set forth in Section 3.12(h) of the Company Disclosure Schedule and has been maintained and operated in material documentary and operational compliance with Section 409A of the Code or an available exemption therefrom.

(i)    Each material Company Employee Plan maintained or contributed to by the Company or any Company Subsidiary under the Law or applicable custom or rule of the relevant jurisdiction outside of the United States (each such Company Employee Plan, a “Foreign Plan”) is listed in Section 3.12(i) of the Company Disclosure Schedule. Each such Foreign Plan (i) is in material compliance with the provisions of applicable Law of each jurisdiction in which such Foreign Plan is maintained, (ii) has been administered in all material respects at all times in accordance with its terms and applicable Laws, and (iii) has obtained from the Governmental Authority having jurisdiction with respect to such Foreign Plan any required determinations, if any, that such Foreign Plan is in compliance in all material respects with the Laws of the relevant jurisdiction if such determinations are required in order to give effect to such Foreign Plan. No Foreign Plan has unfunded liabilities that will not be offset by insurance or that are not fully accrued on the financial statements of the Company.

(j)    Neither the Company nor any Company Subsidiary has any liability in respect of, or obligation to provide, post-retirement health, medical, disability or life insurance benefits for retired, former or current employees, individual consultants or directors of the Company or Company Subsidiaries (or the spouses, dependent or beneficiaries of any of the foregoing), whether under a Company Employee Plan or otherwise, except as required to comply with Section 4980B of the Code or any similar Law.

(k)    The per share exercise price of each Company Option was equal to no less than the fair market value of a share of Company Common Stock on the applicable Grant Date (as determined in accordance with Section 409A of the Code), and each grant of Company Equity Awards was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company and disclosed in the Company SEC Documents in accordance with the Exchange Act and all other applicable Laws.

3.13    Labor and Other Employment Matters.

(a)    Each of the Company and the Company Subsidiaries is in compliance in all material respects with all applicable Laws respecting labor, employment, immigration, fair employment practices, terms and conditions of employment, worker classification, workers’ compensation (including the proper classification of workers as independent contractors and consultants and of employees as exempt or non-exempt, in each case, under the Fair Labor Standards Act of 1938, as amended, or the rules and regulations promulgated thereunder and any similar applicable Law), occupational health and safety, plant closings, compensation and benefits, wages and hours, meal and rest periods, human rights, pay equity, and industrial awards or agreements. The Company has made available or, within ten (10) days after the date of this Agreement, will make available, to Parent and the Purchaser a materially true and complete list, as of the date of this Agreement, of the names and current annual salary rates or current hourly wage rate, bonus opportunity, hire date, service recognition date (if different than hire date), accrued vacation or paid-time-off, principal work location and leave status of all present employees of the Company and each Company Subsidiary and each such employee’s status as exempt or nonexempt from overtime requirements.

(b)    As of the Closing Date, the Company and each Company Subsidiary has paid in full all liabilities in respect of employees, including premium contributions, remittance and assessments for unemployment insurance, employer health tax, income tax, workers’ compensation and any liabilities under any other employment-related legislation, accrued wages, taxes, salaries, commissions, bonuses, benefits, compensation and employee benefit plan payments, except, in each case, as has not yet become due or for which the deadline for payment occurs after the Closing Date. Neither the Company nor any Company Subsidiary has an obligation to reinstate any former employees or independent contractors.

(c)    Neither the Company nor any of the Company Subsidiaries is or has been a party to any collective bargaining or works council or similar Contract, and there are not, to the Knowledge of the Company, any union, works council or similar employee association organizing activities concerning any employees of the Company or any of the Company Subsidiaries. There are no unfair labor practice charges pending before the National Labor Relations Board or any other Governmental Authority, or any Actions which are pending or, to the Knowledge of the Company, threatened by or on behalf of any employees. Neither the Company nor any of the Company Subsidiaries has recognized any trade union, whether voluntarily or in terms of any statutory procedure as set out in any applicable Law. Since January 1, 2017, there have been no labor strikes, work stoppages, picketings, negotiated industrial actions or lockouts pending or, to the Knowledge of the Company, threatened, against the Company or any of the Company Subsidiaries.

(d)    Since January 1, 2017, neither the Company nor any Company Subsidiary has effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”) or any similar Law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any Company Subsidiary or (ii) a “mass layoff” (as defined in the WARN Act, or any similar Law) affecting any site of employment or facility of the Company or any Company Subsidiary.

(e)    The Company has made available or, within ten (10) days after the date of this Agreement, will make available, to Parent and the Purchaser a list, as of the date of this Agreement, of all individual independent contractors, individual consultants, or agency employees currently engaged by the Company and each Company Subsidiary, along with the position, date of retention and rate of remuneration for each such individual.

3.14    Contracts; Indebtedness.

(a)    Section 3.14(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, an accurate and complete list of each Contract, other than any Company Employee Plan, to which the Company or any Company Subsidiary is a party or which binds or affects their respective properties or assets (in each case, other than Contracts between or among the Company and any of the Company Subsidiaries), and which falls within any of the following categories:

(i)    Contracts between the Company or any Company Subsidiary and any of the Significant Customers pursuant to which Company derived revenue from the sales of Company Products, but excluding purchase orders and similar ordinary course ordering documents;

(ii)    Contracts between the Company or any Company Subsidiary and (A) any Significant Supplier pursuant to which Company made payments, but excluding purchase orders and similar ordinary course ordering documents;

(iii)    except for Contracts disclosed in clauses (i) or (ii) above, each Contract expressly providing for currently committed payments to, or receipts by, the Company or any Company Subsidiary, of (A) recurring annual amounts after the date hereof of $750,000 or more, or (B) aggregate amounts after the date hereof of $1,500,000 or more;

(iv)    Contracts that contain any express restrictions, prohibiting the Company or its Subsidiaries or Affiliates, or, after the Effective Time, Parent or the Surviving Corporation or any of their respective Affiliates, from competing or engaging in any material respect in any line of business or geographic area material to the Company’s or its Subsidiaries’ business;

(v)    Contracts that grant any exclusive license or exclusive supply or distribution agreement to any Company Products or Company IP;

(vi)    Contracts that grant any right of first refusal, or similar right to acquire exclusive rights or ownership with respect to any Company Product, or Company IP;

(vii)    Contracts that (A) contain any provision that requires the purchase of all or a material portion of the Company’s or any Company Subsidiary’s requirements for products or services from a given Third Party, or any other similar provision, (B) grant another Person “most favored pricing” rights, (C) grant material guaranteed availability of supply of Company Products for a period greater than thirty-six (36) months, (D) guarantee as to foundry capacity or priority or (E) guarantee prices for a period of greater than thirty-six (36) months;

(viii)    Contracts pursuant to which the Company or any Company Subsidiary has agreed to provide source code of Company Proprietary Software to be put in escrow or similar arrangement (other than source code for software drivers, API’s and similar tools, or immaterial portions of source code of Company Proprietary Software provided pursuant to a software development kit license or disclosed in connection with trials, demonstrations or similar arrangements, in each case on a non-exclusive basis and subject to written non-disclosure and non-use restrictions imposed on the recipient);

(ix)    Company IP Contracts, except for Contracts (A) for Standard Software or other Contract for the use of Software or other Technology where the termination or expiration of such Contract would not reasonably be expected to materially and adversely affect the Company’s ability to manufacture, sell, and support the Company Products, (B) where Company or its Subsidiaries grant non-exclusive licenses to resellers, distributors, or other channel partners relating to the use or distribution of the Company Products in each case, in the ordinary course of business of the Company and its Subsidiaries, (C) rights granted to employees and contractors to use Company IP in connection with providing services for Company, and rights granted by employees and contractors in and to work product produced by such employees and contractors, (D) licenses granted incidental to the purchase of products, which licenses are limited to exercise of the applicable rights to the extent necessary to use the purchased products, and (E) non-disclosure agreements entered into in the ordinary course of business and consistent with past practice;

(x)    Leases, subleases, occupancy agreements and other agreements (whether of real or personal property) to which the Company or any Company Subsidiary is party as either lessor or lessee, providing for payments in excess of $100,000 during calendar year ended December 31, 2018;

(xi)    Contracts relating to Indebtedness except any such agreement with an aggregate outstanding principal amount not exceeding $1,000,000;

(xii)    Contracts pursuant to which the Company or any Company Subsidiary is a party that creates or grants a Lien (including Liens upon properties acquired under conditional sales, capital leases or other title retention or security devices), other than Permitted Liens;

(xiii)    Contracts under which the Company or any Company Subsidiary has, directly or indirectly, made any material loan, capital contribution to, or other investment in, any Person (other than the Company or any Company Subsidiary and other than (x) extensions of credit or advancement of funds in the ordinary course of business consistent with past practice and (y) investments in marketable securities in the ordinary course of business);

(xiv)    Contracts under which the Company or any Company Subsidiary have any material obligations which have not been satisfied or performed (excluding, for the avoidance of doubt, confidentiality obligations) relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) with a purchase price in excess of $1,000,000;

(xv)    any Contracts (A) (1) between the Company or any Company Subsidiary and any Governmental Authority or (2) between the Company or any Company Subsidiary, as a subcontractor and any prime contractor to any Governmental Authority or (B) to the Knowledge of the Company, financed by any Governmental Authority and subject to the rules and regulations of any Governmental Authority concerning procurement;

(xvi)    partnership, joint venture or other similar Contract or arrangement material to the Company and the Company Subsidiaries, taken as a whole;

(xvii)    Contracts providing for the development of any material Technology or any material Intellectual Property Right, other than Contracts, the ownership, licensing, and confidentiality sections of which do not materially differ in substance from the Company’s standard forms of At-Will Employment, Confidentiality and Invention Assignment Agreement, or contractor agreements, as applicable (copies of which forms has been made available to the Parent);

(xviii)    collective bargaining agreement or other Contract with any labor union;

(xix)    Contracts entered into since January 1, 2016 providing for the settlement or other resolution of any Action that has any continuing payment obligation in excess of $100,000; and

(xx)    any other “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company (other than those Contracts described in Item 601(b)(10)(iii) of Regulation S-K of the SEC).

(b)    Each Contract of the type required to be disclosed on Section 3.14(a) of the Company Disclosure Schedule is referred to herein as a “Company Material Contract”. Materially accurate and complete copies of each Company Material Contract have been provided by the Company to Parent, or publicly filed with the SEC.

(c)    (i) Each Company Material Contract is a legally valid, binding and enforceable obligation of the Company or the Company Subsidiaries, as applicable, and, to the Knowledge of the Company, of the other party or parties thereto, in accordance with its terms, subject to applicable bankruptcy, insolvency and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity, (ii) each of the Company and each Company Subsidiary has in all material respects performed the obligations required by it under each Company Material Contract, (iii) none of the Company or any Company Subsidiary has received written notice of any material violation or default under any Company Material Contract, and (iv) neither the Company nor any Company Subsidiary has received any written notice from any other party to terminate any such Company Material Contract, and to the Knowledge of the Company, no such party intends to terminate, or not renew, any such Company Material Contract.

3.15    Litigation. As of the date of this Agreement, (a) there is no Order or Action pending or, to the Knowledge of Company, threatened in writing against the Company or any Company Subsidiary or their respective assets or properties that, if adversely determined, would reasonably be expected to be material to the Company or such Company Subsidiary, and (b) to the Knowledge of the Company, there is no Action pending against any executive officer or director of the Company or any Company Subsidiary in their capacity as such. Section 3.15 of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a description of each current material Action or Order pending, instituted or, to the Knowledge of the Company, threatened in writing against the Company or any Company Subsidiary or their respective assets or properties.

3.16    Environmental Matters. Except in each case as would not be reasonably expected to be material and adverse to the business of the Company and the Company Subsidiaries, taken as a whole:

(a)    no written notice, demand, citation, summons or Order has been received, no complaint has been filed, no penalty has been assessed, and no Action is pending and, to the Knowledge of the Company, is threatened in writing by any Governmental Authority or other Person relating to or arising out of any failure of the Company or any Company Subsidiary to comply with any Environmental Law;

(b)    the Company and each Company Subsidiary is and has been in compliance, in all material respects, with all Environmental Laws and all Environmental Permits of the Company;

(c)    to the Knowledge of the Company, there has been no release by the Company or any Company Subsidiary, or for which the Company or any Company Subsidiary would reasonably be expected to be liable by Contract or by operation of Law, of any Hazardous Substance at, under, from or to any facility or real property currently or formerly owned, leased or operated by any the Company or any Company Subsidiary;

(d)    neither the Company nor any Company Subsidiary has disposed or arranged for the disposal of any Hazardous Substance at any off-site location;

(e)    the Company has provided to the Purchaser all material documents related to the Company’s (and the Company Subsidiaries’) compliance with all Environmental Laws, including all Phase I and Phase II environmental reports, environmental assessments, studies, correspondence and permits; and

(f)    neither the Company nor any Company Subsidiary owns, leases or operates or has owned, leased or operated any real property in New Jersey or Connecticut.

(g)    For purposes of this Section 3.16, the terms “Company” and “Company Subsidiary” shall include any entity that is, in whole or in part, a predecessor of the Company or any Company Subsidiary.

3.17    Intellectual Property.

(a)    Products and Services. Section 3.17(a)(i) of the Company Disclosure Schedule identifies as of the date of this Agreement each Company Product currently made available to Third Parties for sale, license or lease and any Company Product.

(b)    Registered IP. Section 3.17(b) of the Company Disclosure Schedule identifies as of the date of this Agreement a complete and accurate list, identifying (i) each item of Registered IP in which the Company or any Company Subsidiary has or purports to have an ownership interest (whether exclusively, jointly with another Person, or otherwise), (ii) (A) for Patents, Trademarks, mask works and Copyrights the jurisdiction in which such item of Registered IP has been registered or filed and the applicable application, registration, or serial or other similar identification number, and (B) for domain names, the applicable registrar (iii) any other Person who has an ownership interest in such item of Registered IP and the nature of such ownership interest.

(c)    Ownership. The Company and/or one of the Company Subsidiaries exclusively own all right, title, and interest in and to the Company IP free and clear of any Liens (other than Permitted Liens and joint ownership interests identified as provided in Section 3.17(b), above). Neither the Company nor any Company Subsidiary has transferred ownership of (whether a whole or partial interest), or granted any exclusive right to use, any Company IP to any Person. Since January 1, 2017, neither the Company nor any Company Subsidiary has received any written claims challenging or contesting the Company’s or the Company Subsidiary’s exclusive ownership of any Company IP or the validity, scope or enforceability of any Registered IP. Each Person who is or was an employee, officer, director or contractor of the Company or any Company Subsidiary and who contributed to the conception or development of any Company IP that is applicable to the Company Products has signed an agreement containing a valid and effective assignment to the Company or the applicable Company Subsidiary, of all Intellectual Property Rights in such Person’s contribution to such Company IP except to the extent such Intellectual Property Rights are not legally assignable. No Person has notified the Company or any Company Subsidiary in writing that it is claiming any ownership of or right to use any Company IP (other than the right to use Company IP expressly granted to such Person under a Contract with the Company). To the Knowledge of the Company, no employee of the Company or any Company Subsidiary is (i) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or the relevant Company Subsidiary, or (ii) in breach of any Contract with any former employer or other Person concerning Intellectual Property Rights or confidentiality due to his or her activities as an employee of the Company or any Company Subsidiary.

(d)    Registration; Validity. The Registered IP is not, to the Knowledge of the Company, invalid or unenforceable. The Company and each Company Subsidiary has made all filings and payments and taken all other actions required by law to be made or taken to maintain each item of Registered IP in full force and effect by the applicable deadline and, since January 1, 2017, no item of Registered IP has been abandoned, allowed to lapse or rejected except where the Company or the applicable Company Subsidiary has decided to abandon or allow any such registration to lapse in accordance with its reasonable business judgment. No interference, opposition, reissue, reexamination, or other Action is or since January 1, 2017, has been pending or, to the Knowledge of the Company, threatened, in which the scope, validity, or enforceability of any Registered IP is being or has been contested or challenged. Neither the Company nor any Company Subsidiary has engaged in patent or copyright misuse or any fraud or inequitable conduct in connection with any Registered IP. To the Knowledge of the Company, the Company and each Company Subsidiary and their patent counsel have complied with their duty of candor and disclosure and have made no material misrepresentations in the filings submitted to the applicable Governmental Authorities with respect to all Patents included in the Registered IP. The Company has made available to Parent a summary of listing with respect to each item of Registered IP and all legally required actions, filings and payment obligations known to Company as of the Closing Date hereof and due to be made to any Governmental Authority within one hundred and eighty (180) days following the Closing Date.

(e)    Non-infringement. To the Knowledge of the Company, the operation of the businesses of the Company and the Company Subsidiaries does not infringe, misappropriate or violate, and has not since January 1, 2017 infringed, misappropriated or violated, any Intellectual Property Right of any Third Party. To the Knowledge of the Company, no infringement, misappropriation, or similar claim or Action is pending or has been threatened in writing against any Person who may be entitled to be indemnified by the Company or any Company Subsidiary under a Contract with the Company or a Company Subsidiary with respect to such claim. Since January 1, 2017, neither the Company nor any Company Subsidiary has received any written claim alleging any infringement, misappropriation, or violation of any Intellectual Property Right of another Person by the Company or any Company Subsidiary.

(f)    Infringement of Company IP. Since January 1, 2014, the Company has not sent any Person any written communication containing any claim or allegation that such Person has infringed, misappropriated, or otherwise violated, or is currently infringing, misappropriating, or otherwise violating, any material Company IP, which claim or allegation has not been resolved in the ordinary course of business.

(g)    Sufficiency. The Company and the Company Subsidiaries own or otherwise have the right to use all Intellectual Property Rights and Technology used in, held for use in, or necessary for the conduct of the business of the Company and the Company Subsidiaries as currently conducted, and the Company IP together with all Company-owned Technology and the Third Party Intellectual Property constitutes all of the Technology and Intellectual Property Rights necessary for the Company and its Subsidiaries to operate the business of the Company and the Company Subsidiaries as currently conducted, except as would not be reasonably expected to result in expense or disruption that would be material to the business of the Company and its Subsidiaries; provided that nothing in this Section 3.17(g) shall be deemed a representation or warranty of non-infringement.

(h)    Effect of Transaction. Except with respect to any Contract to which the Parent or any of its Subsidiaries is a party prior to the Closing, the execution, delivery and performance of this Agreement, and the Closing, will not, with or without notice or the lapse of time, result in or give any other Person the right or option to cause: (i) a loss of, or Lien on, any Company IP or Parent IP; (ii) a material breach of, termination of, or acceleration or modification of any right under any Contract listed or required to be listed in Sections 3.14(a)(ii) and 3.14(a)(ix) of the Company Disclosure Schedule; (iii) the release, disclosure, or delivery of any Company IP by or to any escrow agent or other Person; or (iv) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Company IP or Parent IP.

(i)    Source Code. Except as set forth in Section 3.17(i) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has disclosed, licensed, made available or delivered to any escrow agent or any Third Party any of the source code for any Company Proprietary Software (other than source code for software drivers, API’s and similar tools, or immaterial portions of source code of Company Proprietary Software provided pursuant to a software development kit license or disclosed in connection with trials, demonstrations or similar arrangements, in each case on a non-exclusive basis and subject to written non-disclosure and non-use restrictions imposed on the recipient, or contributions, modifications, or derivatives to Open Source Software that the Company has, in the exercise of its reasonable business judgment, contributed to any open source software project, or otherwise decided to make available under any Open Source Software license) (the “Company Proprietary Source”). Neither the Company nor any Company Subsidiary has any duty or obligation (whether present, contingent, or otherwise) to deliver, license, or make available the source code for any Company Proprietary Software to any escrow agent or other Person who is not, as of the date of this Agreement, an employee of the Company or any Company Subsidiary. No event has occurred, and no circumstance or condition exists (including the consummation of the transactions contemplated by this Agreement), that (with or without notice or lapse of time) legally entitles a Person to delivery, license, or disclosure of any source code for any Company Proprietary Software where such Person is not, as of the date of this Agreement, an employee of the Company or any Company Subsidiary.

(j)    Open Source. The Company has adopted and implemented processes and procedures with respect to the Company’s use of open source software. The Company has made available to Parent a complete and accurate summary of all open source software that, the Company has determined, in its reasonable business judgment, to use in a manner that would subject material Company Proprietary Source to any “copyleft” or other obligation or condition (including any obligation or condition under any “open source” license such as the GNU Public License, Lesser GNU Public License, or Mozilla Public License) that (i) requires, or conditions the use or distribution of such Company Proprietary Software on, (A) the disclosure, licensing, or distribution of the source code for such Company Proprietary Source or portion thereof or (B) the granting to licensees of the right to make derivative works or other modifications to such Company Proprietary Source or portion thereof; (ii) imposes any restriction on the consideration to be charged for the distribution thereof; (iii) creates, or purports to create, obligations for Company or any Company Subsidiary with respect to any Company Proprietary Source or grants, or purports to grant, to any third party, any rights or immunities under any Company Proprietary Source; or (iv) imposes any other material limitation, restriction, or condition on the right of Company or any Company Subsidiary with respect to its use or distribution, other than attribution requirements.

(k)    Confidentiality; Trade Secrets. The Company and each Company Subsidiary, as applicable, has taken commercially reasonable measures to protect and maintain (i) the confidentiality of all material proprietary information that the Company and the Company Subsidiaries hold, as a trade secret, and (ii) its ownership of, and rights in, all Company IP. Without limiting the foregoing, neither the Company nor any Company Subsidiary has made any of its material trade secrets or other material confidential or proprietary information that it intended to maintain as confidential information (including source code with respect to Company IP) available to any other Person except pursuant to written agreements requiring such Person to maintain the confidentiality of such confidential information, and to the Knowledge of the Company, no Person has materially breached any such agreement. To the Knowledge of the Company, there has been no misappropriation of any trade secret of the Company.

(l)    Malicious Code. The Company and the Company Subsidiaries implement reasonable measures designed to prevent the introduction of any undisclosed “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have any of the following functions: disrupting, disabling, harming, or otherwise impeding in any material manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed (collectively, “Malicious Code”) into Company Proprietary Software, including firewall protections and regular virus scans. To the Company’s Knowledge, no Company Product or Company Proprietary Software contains any Malicious Code, except for any such Malicious Code that (i) the Company is currently in the process of resolving (in accordance with Company’s policies with respect to prioritizing and processing known issues), and reasonably expects to be resolved in the ordinary course of business consistent with past practice, and (ii) would not have a material adverse impact to the business of the Company and the Company Subsidiaries, taken as a whole.

(m)    Funding Sources. No funding, facilities (if provided by specific grant or authorization), or personnel of any public or private university, college or other educational or research institution or Governmental Authority were used, to develop or create, any Company IP, in a manner that has resulted in such Governmental Authority retaining or reserving any ownership or license in or to such Company IP.

(n)    Standards Bodies. Section 3.17(n) of the Company Disclosure Schedule, includes a list of all industry standards bodies or similar organization the Company or any of the Company Subsidiaries is currently a member of, or to which it is a contributor.

(o)    Data Protection. The Company’s and each of the Company Subsidiaries’ privacy practices conform and at all times since January 1, 2017 have conformed to its own published and internal privacy policies and terms of use related to information privacy and security with respect to their collection, processing, use, disposal, disclosure, maintenance and transmission of Personal Information, at the time such policies, terms of use or guidelines were in effect, except in each case for any non-conformance that is not material to the Company and the Company Subsidiaries, taken as a whole. The Company has provided Parent with true and accurate copies of all such current, public-facing privacy policies and terms of use related to information privacy and security. The execution, delivery and performance of this Agreement by the Company complies with all applicable Data Protection Laws and the Company’s and each of the Company Subsidiaries’ applicable published privacy policies, in each case in all material respects. Neither the Company nor any of the Company Subsidiaries have, as of the date of this Agreement, since January 1, 2017, received any written demand or complaint relating to an actual or alleged violation of any Data Protection Law from a regulatory authority in any jurisdiction from which it has processed Personal Information, or written demand or complaint giving rise to legal proceedings against the Company or the Company Subsidiaries, regarding its collection, processing, use, storage, or sharing of Personal Information, except in each case as has not been material to the Company and the Company Subsidiaries, taken as a whole.

(p)    IT Systems. The Company and the Company Subsidiaries take reasonable steps and implement reasonable procedures to safeguard the security and integrity of the information technology systems owned by or otherwise within the control of the Company and any Company Subsidiary (the “IT Systems”). Since January 1, 2017, except as has not been material to the Company and the Company Subsidiaries, taken as a whole, there have been no unauthorized intrusions or breaches of the security with respect to the IT Systems resulting in unauthorized access to or unauthorized acquisition of Personal Information on the IT Systems.

3.18    Product Warranty.

(a)    The Company has made available to Parent the Standard Forms of product warranties used by the Company and the Company Subsidiaries. To the Knowledge of the Company, none of the Company Products (i) contains any bug, defect, or error that materially and adversely affects the use, functionality, or performance of such Company Product or (ii) fails to comply with any applicable warranty or other contractual commitment relating to the use, functionality, or performance of such Company Product (such warranties and contractual commitments, each a “Product Warranty”), except, in each case, as would not reasonably be expected to be resolved in the ordinary course of business consistent with past practice, or is otherwise not material to the business of the Company and the Company Subsidiaries, taken as a whole.

(b)    Each of the Company Products, other than Company Products currently in development, is, and at all times since January 1, 2017, up to and including the sale thereof has been, in compliance with applicable Law except where such failure to comply has not been material to the business of the Company and the Company Subsidiaries, taken as a whole.

(c)    Section 3.18(c) of the Company Disclosure Schedule sets forth, a complete and accurate listing of all Product Warranty claims that are currently pending and unresolved, and which would reasonably be expected to result in future liability to the Company or a Company Subsidiary in excess of the applicable warranty reserve that have been received and logged by the Company or any Company Subsidiary regarding any Company Product since January  1, 2017.

3.19    Tax Matters.

(a)    (i) All United States federal income and other material Tax Returns required by applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any Company Subsidiary have been filed when due (taking into account valid extensions) in accordance with all applicable Laws, (ii) all such Tax Returns are true, correct and complete in all material respects, (iii) the Company and each Company Subsidiary has paid (or has had paid on their behalf) all material Taxes due and owing (whether or not shown on any Tax Return), (iv) all material Taxes that the Company or any Company Subsidiary is or was required to withhold or collect in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other Person have been duly withheld or collected and have been paid, to the extent required, to the proper Taxing Authority and (v) since the date of the most recent financial statements included in the Company SEC Documents, neither the Company nor any Company Subsidiary has incurred any material liability for Taxes outside the ordinary course of business.

(b)    Neither the Company nor any Company Subsidiary has granted any currently effective extension or waiver of the statute of limitations period applicable to any United States federal income or other material Tax Return, which period (after giving effect to such extension or waiver) has not yet expired (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course).

(c)    (i) Subject to exceptions as would not be material, no deficiencies for Taxes with respect to the Company or any Company Subsidiary have been claimed, proposed or assessed in writing by any Taxing Authority, except for deficiencies that have been paid or otherwise resolved; (ii) there is no Action pending or, to the Knowledge of the Company, threatened in writing against or with respect to the Company or any Company Subsidiary in respect of material Taxes; and (iii) subject to exceptions as would not be material, no claim has ever been made in writing by a Governmental Authority in a jurisdiction where the Company or any Company Subsidiary does not file a Tax Return that such Person is or may be subject to taxation by that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return.

(d)    There are no material Liens for Taxes on any assets of the Company or any Company Subsidiary, other than Permitted Liens.

(e)    During the two-year period ending on the Closing Date, neither the Company nor any Company Subsidiary was a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code.

(f)    Neither the Company nor any Company Subsidiary has been a party to a transaction that is or is substantially similar to a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(1).

(g)    (i) Neither the Company nor any Company Subsidiary is or has been a member of an affiliated group of corporations for Tax purposes (including within the meaning of Section 1504 of the Code) or any group that has filed a combined, consolidated or unitary Tax Return (other than the group of which the Company is or was the common parent) and (ii) neither the Company nor any Company Subsidiary has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, otherwise by operation of Law, or by Contract (other than customary indemnification provisions in commercial agreements entered into in the ordinary course of business and the primary purpose of which does not relate to Tax).

(h)    There are no Tax sharing agreements or similar arrangements (including Tax indemnity arrangements) with respect to or involving the Company or any Company Subsidiary (other than (i) any such agreements solely among members of a group filing a consolidated U.S. federal income tax return, the common parent of which is the Company and (ii) any customary indemnification provisions in commercial agreements entered into in the ordinary course of business and the primary purpose of which does not relate to Tax).

(i)    Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of (i) any installment sale or other transaction made or entered into on or prior to the Closing Date, (ii) a change in the method of accounting for a taxable period ending on or prior to the Closing Date; (iii) any prepaid amount received by the Company or any Company Subsidiary on or prior to the Closing Date, (iv) an election pursuant to Section 108(i) of the Code made on or prior to the Closing Date or (v) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date.

(j)    Subject to such exceptions as would not be material, the prices and terms for the provision of any property or services by or to the Company or any of its Subsidiaries have been arm’s length for purposes of the relevant transfer pricing laws.

(k)    As of the date hereof, neither the Company nor any Company Subsidiary has participated in, or is participating in, an international boycott within the meaning of Section  999 of the Code.

3.20    Insurance. As of the date of this Agreement, the Company has made available to Parent materially accurate and complete copies of all material insurance policies relating to the business, assets and operations of the Company and the Company Subsidiaries (the “Insurance Policies”). Section 3.20 of the Company Disclosure Schedule contains an accurate and complete list of the Insurance Policies. Each of the Insurance Policies is in full force and effect, all premiums currently due thereon have been paid in full and the Company and the Company Subsidiaries are in compliance in all material respects with the terms and conditions of such Insurance Policies. Since January 1, 2017, none of the Company or any Company Subsidiary has received any written notice regarding any actual or possible (a) cancellation of any Insurance Policy that has not been renewed in the ordinary course without any lapse in coverage, (b) invalidation of any Insurance Policy, (c) refusal of any coverage, limitation in coverage or rejection of any material claim under any Insurance Policy or (d) material adjustment in the amount of the premiums payable with respect to any Insurance Policy, except as would not be material and adverse to the business of the Company and the Company Subsidiaries taken as a whole. As of the date of this Agreement, there is no material claim by the Company or any Company Subsidiary pending under any of the Insurance Policies and no such pending claim has been questioned or disputed by the underwriters of such Insurance Policies. None of the Insurance Policies will terminate or lapse by reason of the transactions contemplated by this Agreement.

3.21    Properties and Assets. The Company and the Company Subsidiaries have, and immediately following the Effective Time will continue to have, good and valid title to their owned assets and properties, or in the case of assets and properties they lease, license, or have other rights in, good and valid rights by lease, license or other agreement to use, all assets and properties (in each case, tangible and intangible) (i) necessary and desirable to permit the Company and the Company Subsidiaries to conduct their businesses in all material respects as currently conducted and (ii) free and clear of all Liens other than Permitted Liens. Notwithstanding the foregoing, it is understood and agreed that matters regarding Company Intellectual Property are addressed solely in Section 3.17 and not in this Section 3.21.

3.22    Real Property.

(a)    (i) The Company and each Company Subsidiary has good and marketable fee simple title to all of its Owned Real Property (as defined below), and valid leasehold interests in all of its Leased Real Property (as defined below) in each case free and clear of all Liens, except for Permitted Liens.

(b)    Section 3.22(b) of the Company Disclosure Schedule sets forth a complete and correct list, as of the date of this Agreement, of all real property and interests in real property currently owned by the Company or any Company Subsidiary (each, an “Owned Real Property”). Section 3.22(b) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, (i) a true and complete list of all real property that is leased, subleased or otherwise occupied by the Company or any Company Subsidiary (each, a “Leased Real Property”), (ii) the address for each Leased Real Property, (iii) current monthly rent amounts payable by the Company or any Company Subsidiary related to such Leased Real Property and (iv) the name of the agreement evidencing the applicable lease or sublease, and any and all amendments, modifications, and side letters relating thereto, if any (each a “Lease Agreement”). All Lease Agreements are the valid, binding obligations of the Company and the Company Subsidiaries, as applicable, and, to the Knowledge of the Company, of the other party or parties thereto, and are in full force and effect, without penalty, acceleration, termination, default, breach, repurchase right or other adverse consequence on account of the execution, delivery or performance of this Agreement by the Company and the Company Subsidiaries, as applicable and the consummation of the transactions contemplated hereby. The Company has provided Parent with materially accurate and complete copies of each Lease Agreement, and each Lease Agreement represents the entire agreement between the Company or any Company Subsidiary and the counterparty thereto. Except for Permitted Liens, no Owned Real Property or Leased Real Property is subject to any Lien or agreement granting to any Third Party any interest in such Owned

Real Property or Leased Real Property or any right to the use or occupancy of any Owned Real Property or Leased Real Property. The Company and each Company Subsidiary has performed all material obligations required to be performed by it to date under each Lease Agreement, and there are no outstanding defaults by the Company or any Company Subsidiary under any Lease Agreement.

(c)    The Owned Real Property and the Leased Real Property constitute all real property currently used in connection with the business of the Company and the Company Subsidiaries and which are necessary for the continued operation of the business as the business is currently conducted. To the Knowledge of the Company, except as would not materially affect the ability of the Company and the Company Subsidiaries, taken as a whole, to operate their business as currently conducted, there are no structural, electrical, mechanical or other defects in any improvements located on any of the Owned Real Property or the Leased Real Property. As of the date of this Agreement, neither the Company nor any Company Subsidiary has received written notice of any pending, and to the Knowledge of the Company there is no threatened (in writing), condemnation proceeding with respect to any of the Owned Real Property or the Leased Real Property.

3.23    Affiliate Transactions. No director, officer or Affiliate (which for purposes of this Section 3.23 shall include any stockholder of the Company that owns more than 5% of the Company Common Stock), or to the Knowledge of the Company, “associate” or members of any of their “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of the Company or any Subsidiary (each of the foregoing, a “Related Person”), other than in its capacity as a director, officer or employee of the Company or any Subsidiary (a) is involved, directly or indirectly, in any material business arrangement or other material relationship with the Company or any Subsidiary or (b) directly or indirectly owns, or otherwise has any right, title, interest in, to or under, any material property or right, tangible or intangible, that is used by the Company or any Subsidiary and is material to the conduct of business of the Company or any Subsidiary as currently conducted.

3.24    Customers; Suppliers.

(a)    Section 3.24(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, an accurate and complete list of each customer (including any distributor, original device manufacturer, original equipment manufacturer, value added reseller, or other similar channel through which Company Products are sold) who, in the calendar year ended December 31, 2018, was one of the ten (10) largest sources of revenue for the Company and its Subsidiaries, based on amounts paid (each, a “Significant Customer”). As of the date of this Agreement, none of the Company or any of its Subsidiaries has any outstanding material disputes with a Significant Customer other than in the ordinary course of business consistent with past practice, and the Company and its Subsidiaries have not received written notice of the intention of a Significant Customer to seek to materially reduce the scale of the business conducted with the Company and its Subsidiaries.

(b)    Section 3.24(b) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, an accurate and complete list of each supplier or other service provider of the Company and its Subsidiaries made payments in excess of $500,000 in the calendar year ended December 31, 2018 (each a “Significant Supplier”). As of the date of this Agreement, none of the Company or any of its Subsidiaries has any outstanding material disputes with a Significant Supplier other than in the ordinary course of business consistent with past practice, and the Company and its Subsidiaries have not received written notice of the intention of a Significant Supplier to seek to materially reduce the scale of the business conducted with the Company and its Subsidiaries.

3.25    Opinion of Financial Advisor. The Company Board has received the opinion (the “Fairness Opinion”) of Evercore Group L.L.C. (the “Company Financial Advisor”), to the effect that, as of the date of this Agreement, the consideration to be paid to the stockholders of the Company pursuant to the Offer and Merger is fair to such stockholders (other than Parent and its Affiliates) from a financial point of view. The Company shall provide an accurate and complete signed copy of such opinion to Parent for information purposes within one (1) Business Day after the date of this Agreement.

3.26    Information in the Offer Documents and Schedule 14D-9. The information supplied, or to be supplied, by or on behalf of the Company or any of its Representatives expressly for inclusion or incorporation by reference in the Offer Documents (and any amendment thereof or supplement thereto) will not, when filed with the SEC, when distributed or disseminated to the Company’s stockholders, at the time of the commencement of the Offer and at the Expiration Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Schedule 14D-9 (and any amendment thereof or supplement thereto) will comply as to form in all material respects with the provisions of Rule 14d-9 of the Exchange Act, Regulation M-A and any other applicable federal securities Laws and will not, when filed with the SEC, when distributed or disseminated to the Company’s stockholders, at the time of the commencement of the Offer and at the Expiration Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except that the Company makes no representation or warranty with respect to statements made in the Schedule 14D-9 based on information furnished by or on behalf of the Purchaser or its Representatives in writing expressly for inclusion therein.

3.27    Brokers. Except for the Company’s obligations to the Company Financial Advisor, neither the Company nor any stockholder, director, officer, employee or Affiliate of the Company, has incurred or will incur on behalf of the Company or any Company Subsidiary, any brokerage, finders’, financial advisory or similar fee in connection with the transactions contemplated by this Agreement, including the Offer and the Merger. The Company has heretofore made available to Parent accurate and complete copies of all Contracts between the Company and the Company Financial Advisor pursuant to which such firm may be entitled to any payment or commission relating to the Offer or the Merger or any other transactions contemplated by this Agreement.

3.28    No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or the Purchaser in connection with the transactions contemplated hereby.

3.29    Disclaimer of Other Representations and Warranties. The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV of this Agreement (a) none of Parent, the Purchaser, their respective Subsidiaries or any other Person on behalf of Parent, the Purchaser or their respective Subsidiaries, makes, or has made any representations or warranties, express or implied, relating to Parent, Purchaser, or their respective Subsidiaries or any of their businesses or otherwise in connection with the Offer or the Merger and none of the Company, any Company Subsidiary, or any other Person has relied upon or is relying on any representation or warranty except for those expressly set forth in Article IV of this Agreement, and (b) no Person has been authorized by Parent, the Purchaser or any of their respective Subsidiaries to make any representation or warranty relating to Parent, Purchaser, or their respective Subsidiaries or any of their businesses or otherwise in connection with the Offer or the Merger, and if made, such representation or warranty must not be relied upon by the Company, any Company Subsidiary, or any other Person as having been authorized by such party.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND

THE PURCHASER

Except (i) as expressly disclosed in the registration statements, prospectuses, forms, reports, definitive proxy statements, schedules, statements and documents required to be filed or furnished by it under the Securities Act or Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes Oxley Act (such documents and any other documents filed by Parent or any Subsidiary of Parent with the SEC, as have been supplemented, modified or amended since the time of filing, the “Parent SEC Documents”), in each case filed on or after January 1, 2018 and prior to the date hereof(including information included in, or incorporated by reference as, exhibits and schedules to any Parent SEC Documents that have been filed with the SEC, but excluding any forward-looking disclosures contained in “Forward Looking Statements” and “Risk Factors” sections of the Parent SEC Documents and any other disclosures included therein to the extent they are primarily predictive, cautionary or forward looking in nature) and (ii) as set forth in the disclosure schedule delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Schedule”), which identifies items of disclosure by reference to a particular Section or Subsection of this Article IV (provided, however, that any disclosure made in the Parent Disclosure Schedule by reference to a particular Section or Subsection of this Article IV shall be deemed to be disclosed with respect to any other Section or Subsection of this Article IV to the extent the relevance of such disclosure to any representation or warranty made in such other Section or Subsection of this Article IV is reasonably apparent on the face of such disclosure), Parent and the Purchaser hereby represent and warrant to the Company:

4.1    Organization and Qualification. Each of Parent and the Purchaser is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has all requisite organizational power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted. Each of Parent and the Purchaser is duly qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, would not materially impair the ability of Parent and the Purchaser to consummate, or prevent or materially delay, the Offer, Merger or any of the other transactions contemplated by this Agreement.

4.2    Authority.

(a)    Each of Parent and the Purchaser has all necessary organizational power and corporate authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Offer and the Merger. The execution and delivery of this Agreement by each of Parent and the Purchaser, as applicable, and the consummation by Parent and the Purchaser of the transactions contemplated hereby, including the Offer and the Merger, have been duly and validly authorized by all necessary organizational action, and no other organizational proceedings on the part of Parent or the Purchaser and no stockholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated hereby other than, with respect to the Merger, the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL. This Agreement has been duly authorized and validly executed and delivered by Parent and the Purchaser, and, assuming due authorization, execution and delivery by the Company, constitutes a legally valid and binding obligation of Parent and the Purchaser, enforceable against Parent and the Purchaser in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity, whether considered in a proceeding in equity or at law).

(b)    Further to Section 4.2(a), no vote or consent of the holders of any class or series of capital stock of Parent is necessary or required (including under the NASDAQ rules, the amended and restated certificate of incorporation or bylaws of Parent or applicable Law) to approve this Agreement or the other transactions contemplated hereby, including the Offer and the Merger. The vote or consent of Parent as the sole stockholder of the Purchaser (which shall have occurred prior to the Effective Time) is the only vote or consent of the holders of any class or series of capital stock of the Purchaser necessary to approve this Agreement or the other transactions contemplated hereby, including the Offer and the Merger.

4.3    No Conflict. None of the execution, delivery or performance of this Agreement by Parent and the Purchaser, the acceptance for payment or acquisition of Shares pursuant to the Offer, the consummation by Parent and the Purchaser of the Merger or any other transaction contemplated by this Agreement, or compliance by Parent and the Purchaser with any of the provisions of this Agreement will (with or without notice or lapse of time, or both): (a) conflict with or violate any provision of the certificate of incorporation or bylaws of Parent and the Purchaser; (b) assuming that all consents, approvals, authorizations and permits described in Section 4.4 have been obtained and all filings and notifications described in Section 4.4 have been made and any waiting periods thereunder have terminated or expired, violate any Law applicable to Parent and the Purchaser or any other Subsidiary of Parent (each a “Parent Subsidiary”) or any of their respective properties or assets or (c) require any consent or approval under, violate, result in any breach of or any loss of any benefit under, or constitute a default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the respective properties or assets of Parent or the Purchaser or any Parent Subsidiary pursuant to any Contract or permit to which Parent or the Purchaser or any Parent Subsidiary is a party or by which they or any of their respective properties or assets may be bound or affected, except, with respect to clauses (b) and (c), for any such conflicts, violations, consents, breaches, losses, defaults, other occurrences or Liens which, individually or in the aggregate, would not materially impair the ability of Parent and the Purchaser to consummate, or prevent or materially delay, the Offer, the Merger or any of the other transactions contemplated by this Agreement.

4.4    Required Filings and Consents. Assuming the accuracy of the representations and warranties of the Company in Section 3.5, none of the execution, delivery or performance of this Agreement by Parent and the Purchaser, the acceptance for payment or acquisition of Shares pursuant to the Offer, the consummation by Parent and the Purchaser of the Merger or any other transaction contemplated by this Agreement, or compliance by Parent or the Purchaser with any of the provisions of this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Authority or any other Person, other than (a) the filing of the Certificate of Merger as required by the DGCL, (b) compliance with the applicable requirements of the Exchange Act and the Securities Act, (c) filings by the Parent with the SEC as may be required in connection with this Agreement and the transactions contemplated hereby, (d) such filings as may be required under the rules and regulations of NASDAQ, (e) compliance with the applicable requirements of the HSR Act and other Foreign Antitrust Laws, and (f) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to any Governmental Authority or any other Person, individually or in the aggregate, would not materially impair the ability of Parent and the Purchaser to consummate, or prevent or materially delay, the Offer, the Merger or any of the other transactions contemplated by this Agreement.

4.5    Litigation. As of the date hereof, there is no Order or Action pending, or to the knowledge of Parent, threatened in writing against Parent or the Purchaser or their respective assets or properties, except as would not, individually or in the aggregate, materially impair the ability of Parent or the Purchaser to consummate, or prevent or materially delay, the Offer, the Merger or any of the other transactions contemplated by this Agreement.

4.6    Information in the Offer Documents and Schedule 14D-9. The information supplied, or to be supplied, by or on behalf of Parent and the Purchaser or their Representatives in writing expressly for inclusion or incorporation by reference in the Schedule 14D-9 (and any amendment thereof or supplement thereto) will not, at the date mailed to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. The Offer Documents (and any amendment thereof or supplement thereto) will comply as to form in all material respects with the provisions of the Exchange Act and any other applicable federal securities Laws and will not, when filed with the SEC, at the time of distribution or dissemination thereof to the stockholders of the Company, at the time of the commencement of the Offer and at the Expiration Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Purchaser with respect to statements made in the Offer Documents based on information supplied by or on behalf of the Company or its Representatives in writing expressly for inclusion therein.

4.7    Sufficiency of Funds.

(a)    As of the Effective Time, Parent will have sufficient cash, available lines of credit or other sources of immediately available funds (including the Company’s cash funds) to consummate the transactions contemplated by this Agreement and to satisfy all of Parent’s and the Purchaser’s monetary obligations under this Agreement, and will make available to the Purchaser such funds, including the payment of the Offer Price in respect of each Share validly tendered and accepted in the Offer, the payoff and termination of Company Debt, the payment of the Merger Consideration in respect of the Merger and the payment of all associated Expenses of the Offer and the Merger to be paid by Parent.

(b)    Parent has delivered to the Company a true and complete copy of (i) the Debt Commitment Letter and (ii) the fee letter related thereto with only fee and other economic and “flex” terms redacted; provided, that, in accordance with customary practice, such redacted terms do not affect the conditionality of, the timing of the funding of, the availability of, or the amount of cash proceeds available to Parent from the Debt Financing (as the same may be amended or modified to the extent permitted hereunder, the “Redacted Fee Letter”). As of the date hereof, each of the Debt Commitment and the Redacted Fee Letter is in full force and effect and, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or preferential transfers or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and rules of Law governing specific performance, injunctive relief and other equitable remedies, regardless of whether enforceability is considered in a proceeding in equity or at Law, constitutes the legal, valid and binding obligation of Parent and its Affiliates that are party thereto and, to the knowledge of Parent, each other party thereto, to provide the Debt Financing, subject only to the satisfaction or waiver of the conditions precedent set forth in Section 6 of the Debt Commitment Letter (the “Financing Conditions”). Parent has fully paid (or caused to be paid) any and all commitment fees and other amounts that are due and payable on or prior to the date of this Agreement in connection with the Debt Financing. As of the date hereof, the commitments contained in the Debt Commitment Letter have not been withdrawn, terminated, or rescinded in any respect (and, to the knowledge of Parent, no Financing Source has indicated an intent to so withdraw, terminate, or rescind). As of the date hereof, neither the Debt Commitment Letter nor the Redacted Fee Letter have been amended or modified in any respect prior to the date of this Agreement and no such amendment or modification is contemplated. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach by Parent or any of its Affiliates (or, to the knowledge of Parent, any other party thereto), of any terms or conditions, default, or failure to satisfy any condition precedent set forth in the Debt Commitment Letter. Except for the Redacted Fee Letter and related arrangements with respect to the Debt Commitment Letter, there are no side letters, understandings or other agreements or arrangements relating to the Debt Financing to which Parent, Purchaser or any of their Affiliates are a party. There are no conditions precedent or other contingencies related to the funding of the Debt Financing on the Closing Date other than the Financing Conditions and, as of the date hereof, subject to the satisfaction of the conditions set forth in Annex I, Parent has no reason to believe that it, Purchaser, or any of their Affiliates shall not be able to satisfy on a timely basis any of the Financing Conditions. Parent and Purchaser understands and acknowledges that under the terms of this Agreement, Parent’s and the Purchaser’s obligation to consummate the Transaction is not in any way contingent upon or otherwise subject to Parent’s, Purchaser’s, or any of their Affiliates’ consummation of any financing arrangements, Parent’s, Purchaser’s, or any of their Affiliates’ obtaining of any financing or the availability, grant, provision or extension of any financing to Parent, Purchaser, or any of their Affiliates.

4.8    Ownership of the Purchaser; No Prior Activities. All of the issued and outstanding shares of capital stock of the Purchaser are, and as of the Effective Time shall be, owned of record and beneficially by Parent either directly or indirectly through one or more of its Subsidiaries. The Purchaser was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, the Purchaser has not and will not prior to the Closing Date have incurred, directly or indirectly, through any Subsidiary or otherwise, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any Contracts with any Person.

4.9    DGCL Section 203. None of Parent, the Purchaser and their respective Subsidiaries is, or has been at any time during the period commencing three (3) years prior to the date hereof through the date hereof, an “interested stockholder” of the Company, as such term is defined in Section 203 of the DGCL. None of Parent, the Purchaser nor any of their Subsidiaries directly or indirectly owns any Shares as of the date hereof, other than shares beneficially owned through benefit or pension plans.

4.10    Brokers. Neither Parent nor the Purchaser nor any of their respective Representatives has incurred or will incur on behalf of Parent or the Purchaser or any Parent Subsidiary any brokerage, finders’, financial advisory or similar fee in connection with the transactions contemplated by this Agreement for which the Company would have any liability prior to the Effective Time.

4.11    No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, none of Parent, the Purchaser nor any other Person on behalf of Parent or the Purchaser makes any express or implied representation or warranty with respect to Parent or the Purchaser or with respect to any other information provided to the Company in connection with the transactions contemplated hereby.

4.12    Disclaimer of Other Representations and Warranties. Parent and the Purchaser each acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III of this Agreement (a) none of the Company, its Subsidiaries, or any Person on behalf of the Company or its Subsidiaries, makes, or has made, any representations or warranties, express or implied, relating to the Company, its Subsidiaries or either of their businesses or otherwise in connection with the Offer or the Merger, and none of Parent, the Purchaser, or any other Person is has relied upon or is relying on any representation or warranty except for those expressly set forth in Article III of this Agreement, and (b) no Person has been authorized by the Company or any of its Subsidiaries to make any representation or warranty relating to the Company, its Subsidiaries or either of their businesses or otherwise in connection with the Offer or the Merger, and if made, such representation or warranty must not be relied upon by Parent, the Purchaser, or any other Person as having been authorized by such party.

ARTICLE V

COVENANTS

5.1    Conduct of Business.

(a)    The Company agrees that, from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, except as set forth in Section 5.1(a) of the Company Disclosure Schedule, as required by applicable Law, as required or contemplated by this Agreement, or otherwise with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed), the Company will, and will cause each Company Subsidiary to, (i) conduct its business, in all material respects, in the ordinary course of business consistent with past practice, (ii) use its commercially reasonable efforts to keep available the services of the current officers, employees and consultants of the Company (other than terminations for cause) and each Company Subsidiary, (iii) use its commercially reasonable efforts to preserve the goodwill and current relationships of the Company and each Company Subsidiary with customers, suppliers and other Persons with which the Company or any Company Subsidiary has significant business relations, (iv) use its commercially reasonable efforts to preserve intact its business organization, the value of its assets, present relationships and goodwill with Governmental Authorities, and (v) use its commercially reasonable efforts to maintain in effect all Company Permits pursuant to which the Company and any of its Subsidiaries currently operates and maintain and enforce in all material respects the Company IP.

(b)    Without limiting the foregoing, and as an extension thereof, from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, except as set forth in Section 5.1(a) of the Company Disclosure Schedule, as required by applicable Law, as required or contemplated by this Agreement, or otherwise with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed), the Company shall not, and shall not permit any Company Subsidiary to, directly or indirectly, do any of the following:

(i)    amend the certificate of incorporation, bylaws or other comparable charter or organizational documents (whether by merger, consolidation or otherwise) of the Company or any Company Subsidiary;

(ii)    (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any capital stock of the Company or any Company Subsidiary (other than dividends and distributions by a direct or indirect wholly-owned Subsidiary of the Company to its parent and distributions resulting from the vesting or exercise of Company Options or the vesting and settlement of Company RSUs or Company PSUs outstanding on the date of this Agreement or under the Company ESPP), (B) split, combine or reclassify any capital stock of the Company or any Company Subsidiary, (C) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of capital stock of the Company or any Company Subsidiary, or (D) purchase, redeem or otherwise acquire any Equity Interest in the Company or any Company Subsidiary except for acquisitions of Company Common Stock by the Company from holders of Company Equity Awards, in satisfaction of the applicable exercise price and/or withholding taxes or by exercising the any repurchase rights in connection with the termination of service to the Company or any Company Subsidiary;

(iii)    (A) issue, deliver, sell, grant, pledge, transfer, subject to any Lien (other than Permitted Liens) or otherwise encumber (other than Permitted Liens) or dispose of any Equity Interest in the Company or any Company Subsidiary, other than the issuance of shares of Company Common Stock in respect of the exercise of purchase rights under the Company ESPP or upon the exercise of Company Options or the settlement of Company RSUs or Company PSUs, in each case in accordance with the applicable equity award’s terms as in effect on the date of this Agreement (or as amended after the date of this Agreement in compliance with the terms of this Agreement), or (B) amend any term of any Equity Interest of the Company or any Company Security (in each case, whether by merger, consolidation or otherwise);

(iv)    adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, each with respect to the Company or any Company Subsidiary;

(v)    incur any capital expenditures or any obligations or liabilities in respect thereof in excess of $200,000 in the aggregate in any fiscal quarter;

(vi)    acquire (A) any business or capital stock of any Person or division thereof, whether in whole or in part (and whether by purchase of stock, purchase of assets, merger, consolidation, or otherwise), (B) any material assets of any Person other than assets acquired in the ordinary course of business consistent with past practice, or (C) acquire or license from any Person any material Intellectual Property Rights or Technology other than in the ordinary course of business consistent with past practice;

(vii)    form or commence the operations of any business or any corporation, partnership, limited liability company, joint venture, business association or other business organization (other than, for the avoidance of doubt, the Company or any Company Subsidiary) or enter into any new line of business;

(viii)    (A) sell, lease, license, pledge, abandon, permit to lapse, transfer, subject to any Lien, or otherwise dispose of any of the Company IP or other assets or properties of the Company or any Company Subsidiary (including Company Products) except (1) pursuant to existing Contracts or commitments in effect prior to the execution of this Agreement, (2) sales of Inventory or used equipment in the ordinary course of business consistent with past practice, (3) any Company IP abandoned or permitted to lapse in accordance with the Company’s reasonable business judgment, or (4) Permitted Liens; (B) sell, dispose of, disclose, or license the source code for Company Proprietary Software to any Person (other than immaterial portions of source code of Company Proprietary Software provided pursuant to a software development kit license or disclosed in connection with trials, demonstrations or similar arrangements, in each case on a non-exclusive basis and subject to written non-disclosure and non-use restrictions imposed on and agreed to by the recipient), or (C) disclose any material trade secrets or other proprietary and confidential information to any Person that is not subject to any confidentiality or non-disclosure agreement;

(ix)    except as required by the terms of a Company Employee Plan, (A) hire any new employee to whom a written offer of employment has not previously been offered prior to the date of this Agreement or, after the date of this Agreement, extend any new offers of employment with the Company or any Company Subsidiary to any individual, (B) grant to any current or former director, executive officer, employee or consultant of the Company or any Company Subsidiary any (1) increase in compensation, (2) bonus or (3) other material benefits, except as agreed to prior to the date of this Agreement, (C) grant to any current or former director, officer, employee or consultant of the Company or any Company Subsidiary any severance or termination pay or benefits or any increase in severance, change of control or termination pay or benefits, (D) except as otherwise contemplated pursuant to Section 5.10 hereof, establish, adopt, enter into or amend any Company Employee Plan (other than offer letters that contemplate “at will” employment without severance benefits) or collective bargaining agreement, in each case except as required by applicable Law, (E) take any action to amend or waive any performance or vesting criteria or accelerate any rights or benefits or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Employee Plan except to the extent required pursuant to the terms thereof or applicable Law or (F) make any Person a beneficiary of any retention plan under which such Person is not as of the date of this Agreement a beneficiary which would entitle such Person to vesting, acceleration or any other right as a consequence of consummation of the transactions contemplated by this Agreement;

(x)    (A) write-down any of its material assets, including any capitalized Inventory or Company IP, in excess of $500,000, except for write-downs, including depreciation and amortization, in accordance with GAAP or in accordance with the ordinary course of business consistent with past practice or (B) make any change in any method of financial accounting principles, method or practices, in each case except for any such change required by GAAP or applicable Law, including Regulation S-X under the Exchange Act (in each case following consultation with the Company’s independent auditor);

(xi)    (A) incur any Indebtedness or modify in any material respect the terms of any Indebtedness, including by way of a guarantee or an issuance or sale of debt securities, or issue and sell options, warrants, calls or other rights to acquire any debt securities of the Company or any Company Subsidiary, (B) make any loans, advances or capital contributions to, or investments in, any other Persons in excess of $50,000 in the aggregate, other than (1) to the Company or any Company Subsidiary or (2) accounts receivable and extensions of credit in the ordinary course of business, and advances to employees, in each case in the ordinary course of business consistent with past practice or (C) cancel any Indebtedness in an amount in excess of $50,000 in the aggregate owed to the Company or any of its Subsidiaries;

(xii)    agree to any exclusivity, non-competition, most favored nation, or similar provision or covenant restricting the Company, any Company Subsidiary, or any of their respective Affiliates, from competing in any line of business or with any Person or in any area or engaging in any activity or business (including with respect to the development, manufacture, marketing or distribution of their respective products or services), or pursuant to which any benefit or right would be required to be given or lost as a result of so competing or engaging, or which would have any such effect on Parent or any of its Affiliates after the consummation of the Merger or the Closing Date;

(xiii)    enter into a Contract that would have been a Company Material Contract if it were in effect as of the date hereof, amend any Company Material Contract in any material respect, terminate any Company Material Contract or grant any release or relinquishment of any material rights under any Company

Material Contract, in each case, except (i) in the ordinary course of business consistent with past practice, and (ii) for renewals, expirations or terminations in accordance with the terms of any Company Material Contract;

(xiv)    make or change any material Tax election, change any annual Tax accounting period, adopt or change any material method of Tax accounting, file any material Tax Return in a manner inconsistent with past practices, amend any material Tax Returns, enter into any material closing agreement, enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement (other than any customary indemnification provisions in commercial agreements entered into in the ordinary course of business and the primary purpose of which does not relate to Tax), settle any material Tax claim, audit or assessment, or surrender any right to claim a material Tax refund or credit;

(xv)    institute, commence, compromise or settle (or agree to do any of the preceding with respect to) any Action with a value of more than $50,000;

(xvi)    cancel or terminate or amend in any material respect or enter into, any material Insurance Policy, other than the renewal of existing Insurance Policies or enter into commercial reasonable substitute policies therefor;

(xvii)    make any material change in its investment policies with respect to cash or marketable securities;

(xviii)    become party to or approve or adopt any other stockholder rights plan or “poison pill” agreement; or

(xix)    authorize or enter into any Contract or otherwise make any commitment to do any of the foregoing.

5.2    Access to Information.

(a)    From the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, upon reasonable prior written notice by Parent or the Purchaser, the Company shall, and shall use commercially reasonable efforts to cause each Company Subsidiary and each of their respective Representatives: (i) provide to Parent and the Purchaser and their respective Representatives reasonable access at reasonable times to the officers, employees, agents, properties, offices and other facilities of the Company and each Company Subsidiary and to the books and records thereof (including Tax Returns) and (ii) furnish such information concerning the business, properties, offices and other facilities, Contracts, assets, liabilities, employees, officers and other aspects of the Company and each Company Subsidiary as Parent or its Representatives may reasonably request. Notwithstanding anything in this Section 5.2 to the contrary, the Company may refuse to provide any access, or to disclose any information, if such access or disclosing such information would (A) violate applicable Law (including antitrust and privacy laws); provided, that, the Company shall provide such access or disclose such information to the greatest extent possible without violating applicable Law, (B) cause the loss of or jeopardize any attorney-client, attorney-work product, or similar legal or protective privilege; provided, that, if any information is withheld pursuant to the foregoing clause (B), the Company shall inform the Parent as to the general nature of what is being withheld and the parties shall use commercially reasonable efforts, such as entry into a customary joint defense agreement, to enable the Company to provide such information without causing the loss of any such privilege, or (C) that is prohibited from being disclosed pursuant to the terms of, or would otherwise result in a violation or breach of, or default under any Contract; provided, that the Company shall use commercially reasonable efforts to obtain consent from such Person to permit such access or disclosure. Parent and the Company will cooperate to minimize to the extent reasonably practicable any unnecessary disruption to the businesses of the Company and the Company Subsidiaries that may result from the requests for access, data and information hereunder.    Any access to any properties or facilities of the Company or any Company Subsidiary shall be subject to the Company’s reasonable security measures and the applicable insurance requirements of the Company Leases and shall not include the right to perform any “invasive” testing or soil, air or groundwater sampling, including, without limitation, any Phase I or Phase II environmental assessments. No investigation conducted pursuant to this Section 5.2(a) shall affect or be deemed to modify or limit any representation or warranty made by the Company in this Agreement.

(b)    With respect to the information disclosed pursuant to Section 5.2(a), Parent shall comply with, and shall cause its Representatives to comply with, all of its obligations under the Confidentiality Agreement.

5.3    No Solicitation.

(a)    The Company shall and shall cause each of the Company Subsidiaries and its Representatives to (i) immediately cease and cause to be terminated any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to a Competing Proposal or Competing Inquiry and (ii) within five (5) Business Days after the date hereof, request each Person that has previously executed a confidentiality agreement within six (6) months of the date hereof in connection with such Person’s consideration of a Competing Proposal to return to the Company or destroy any non-public information previously furnished to such Person or to any Person’s Representatives by or on behalf of the Company or any Company Subsidiary.

(b)    From and after the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with ARTICLE VII, the Company shall not and shall cause each of the Company Subsidiaries and its and their Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing non-public information in a manner that would reasonably be expected to lead to a Competing Proposal or Competing Inquiry) any Competing Proposal or Competing Inquiry, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding (other than, in response to an inquiry not solicited in breach of this Section 5.3, solely informing the Person making such inquiry of the existence of the provisions contained in this Section 5.3 or to the extent necessary to ascertain facts or clarify terms with respect to a Competing Proposal in order for the Company Board to be able to have sufficient information to make the determination described in Section 5.3(c)), or furnish to any other Person any information or afford to any other Person access to the business, properties, assets, books, records or any personnel of the Company or its Subsidiaries, in each case in connection with or for the purpose of encouraging or facilitating, a Competing Proposal or Competing Inquiry, (iii) approve, endorse, recommend, execute or enter into, or publicly propose to approve, endorse, recommend, execute or enter into any term sheet, letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar Contract (other than an Acceptable Confidentiality Agreement) with respect to any Competing Proposal (an “Alternative Acquisition Agreement”), (iv) take any action to make the provisions of any Takeover Statute (including Section 203 of the DGCL) or any applicable anti-takeover provision in the Company’s organizational documents inapplicable to any transactions contemplated by a Competing Proposal, (v) terminate, amend, release, modify or knowingly fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar contract entered into by the Company in respect of or in contemplation of a Competing Proposal (other than to the extent the Company Board determines in good faith, after consultation with the Company’s independent financial advisors and outside legal counsel, that failure to take any such actions under this Section 5.3(b)(vi) would be reasonably likely to result in a breach of its fiduciary duties under applicable Law) or (vi) propose, resolve or agree to do any of the foregoing.

(c)    Notwithstanding anything to the contrary contained in Section 5.3(b) or any other provisions of this Agreement, if, at any time on or after the date of this Agreement and prior to the Acceptance Time, or, if earlier, the termination of this Agreement in accordance with ARTICLE VII, (i) the Company, any Company Subsidiary or any of its Representatives receives a written, bona-fide Competing Proposal from any Person or group of Persons which did not result from any solicitation in material breach by the Company, any Company Subsidiary or their Representatives of this Section 5.3, (ii) the Company Board determines in good faith, after consultation with the Company’s independent financial advisors and outside legal counsel, that such Competing Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, and (iii) the Company

Board determines in good faith, after consultation with the Company’s legal advisors, that failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable Law, then the Company and its Representatives may (A) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and the Company Subsidiaries to the Person or group of Persons who has made such Competing Proposal (including its or their Representatives and financing sources); provided, that the Company shall promptly (and in any event within 24 hours) (1) provide to Parent a copy of such Acceptable Confidentiality Agreement and (2) provide to Parent any material non-public information concerning the Company or any Company Subsidiary that is provided to any Person given such access which was not previously provided to Parent or its Representatives, and (B) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Competing Proposal (including its or their Representatives and financing sources).

(d)    From and after the date of this Agreement until the Acceptance Time or, if earlier, the termination of this Agreement in accordance with ARTICLE VII, the Company shall promptly (and in any event within 24 hours) notify Parent in the event that the Company, any Company Subsidiary or any of their Representatives receiving (i) any Competing Proposal, (ii) any request for non-public information relating to the Company or any Company Subsidiary that would reasonably be expected to lead to a Competing Proposal, other than, for the avoidance of doubt, requests for information in the ordinary course of business consistent with past practice and unrelated to a Competing Proposal or Competing Inquiry, or (iii) any Competing Inquiry or request for discussions or negotiations regarding any Competing Proposal. In connection with such notice, the Company shall indicate the identity of such Person or group of Persons, provide a description of the material terms and conditions of any such Competing Inquiry, Competing Proposal, request for information and provide a copy of all material written materials provided by such Third Party in connection with such Competing Inquiry, Competing Proposal, or request, including any modifications thereto. Thereafter, the Company shall keep Parent informed (orally and in writing) on a current basis (and in any event at Parent’s written request and otherwise no later than 24 hours after the occurrence of any material changes, developments, discussions or negotiations) of the status of any Competing Inquiry, Competing Proposal, or request (including the material terms and conditions thereof and of any modification thereto), and any material developments, discussions and negotiations, including furnishing copies of all material written materials received by the Company or its Subsidiaries or their respective Representatives relating thereto. Neither the Company nor any Company Subsidiary will enter into any confidentiality agreement or other Contract with any Person subsequent to the date hereof which prohibits the Company from providing any information to Parent in accordance with this Section 5.3.

(e)    From and after the date of this Agreement until the Acceptance Time or, if earlier, the termination of this Agreement in accordance with ARTICLE VII, except as expressly permitted by this Section 5.3(e) and subject in all respects to Section 5.3(f), neither the Company Board nor any committee thereof shall (i) withhold, withdraw, qualify or modify, or publicly propose to withhold, withdraw, qualify or modify the Company Board Recommendation, (ii) fail to include the Company Board Recommendation in the Schedule 14D-9, (iii) if a tender offer or exchange offer for shares of capital stock of the Company other than the Offer is commenced, fail to publicly recommend against acceptance of such tender offer or exchange offer by the stockholders of the Company (taking no position with respect to the acceptance of such tender offer or exchange offer by the stockholders of the Company, shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within ten (10) Business Days after commencement thereof or fail to reaffirm the Company Board Recommendation within two (2) Business Days after Parent so requests in writing (provided that Parent may only make one such request per Competing Proposal), (iv) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Competing Proposal made or received after the date of this Agreement until the Acceptance Time or, if earlier, the termination of this Agreement in accordance with ARTICLE VII (any of the actions described in clauses (i) through (iv) of this Section 5.3(e), an “Adverse Recommendation Change”) or (v) cause or permit the Company or any Company Subsidiary to enter into any Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the Acceptance Time, the Company Board shall be permitted to effect any Adverse

Recommendation Change (x) of a type described in clause (i) above solely with respect to a Superior Proposal, subject to compliance with Section 5.3(f), if the Company Board (A) has received a bona fide written Competing Proposal that the Company Board determines in good faith, after consultation with the Company’s independent financial advisors and outside legal counsel, constitutes a Superior Proposal, after having complied with, and giving effect to all of the adjustments which may be offered by Parent and the Purchaser pursuant to Section 5.3(f) and (B) determines in good faith, after consultation with its legal advisors, that failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable Law or (y) in response to an Intervening Event, the Company Board determines in good faith, after consultation with its legal advisors, that failure to make an Adverse Recommendation Change would be reasonably likely to result in a breach of its fiduciary duties under applicable Law; provided, that the Company Board may not make an Adverse Recommendation Change in response to an Intervening Event unless the Company (A) provides Parent with a written description of such Intervening Event in reasonable detail, (B) keeps Parent reasonably informed of material developments with respect to such Intervening Event, (C) notifies Parent in writing at least four (4) Business Days before making an Adverse Recommendation Change with respect to such Intervening Event of its intention to do so and specifying the reasons therefor and (D) during such four (4) Business Day period, either (1) Parent does not make a bona fide proposal to amend the terms of this Agreement or (2) Parent makes a bona fide proposal to amend the terms of this Agreement that the Company Board considers in good faith, but following which the Company Board again determines in good faith, after consultation with its legal advisors and taking into account the terms of such proposal, that failure to make an Adverse Recommendation Change as a result of the applicable Intervening Event would be reasonably likely to result in a breach of its fiduciary duties under applicable Law.

(f)    From and after the date of this Agreement until the Acceptance Time or, if earlier, the termination of this Agreement in accordance with ARTICLE VII, the Company Board shall not be entitled to effect an Adverse Recommendation Change with respect to a Superior Proposal unless (i) none of the Company, any Company Subsidiary or any of their Representatives has breached this Section 5.3 in any material respect as relates to such Superior Proposal, including with respect to any related Competing Proposal or Competing Inquiry (ii) the Company has provided written notice (a “Notice of Superior Proposal”) to Parent and the Purchaser that the Company intends to take such action, which notice includes an unredacted copy of the Superior Proposal that is the basis of such action (including the identity of the Third Party making the Superior Proposal) and copies of all relevant documents (other than immaterial correspondence by electronic mail) relating to such Superior Proposal, (iii) during the four (4) Business Days period following Parent’s and the Purchaser’s receipt of the Notice of Superior Proposal, the Company shall, and shall cause the its Representatives to, negotiate with Parent and the Purchaser in good faith (to the extent Parent and the Purchaser desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal would cease to constitute a Superior Proposal and (iv) following the end of the four (4) Business Days period, the Company Board shall have determined in good faith, after consultation with the Company’s independent financial advisors and outside legal counsel, taking into account any changes to this Agreement proposed in writing by Parent and the Purchaser in response to the Notice of Superior Proposal or otherwise, that the Superior Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal. Any amendment to the financial terms or any other material amendment of such Superior Proposal shall require a new Notice of Superior Proposal and the Company shall be required to comply again with the requirements of this Section 5.3(f); provided, however, that for purposes of this sentence, references to the four (4) Business Day period above shall be deemed to be references to a two (2) Business Day period.

(g)    Nothing contained in this Agreement shall prohibit the Company or the Company Board, directly or indirectly through their respective Representatives, from (i) taking and disclosing to the Company’s stockholders a position with respect to a tender or exchange offer by a Third Party pursuant to Rule 14d-9 or Rule 14e-2 under the Exchange Act, or (ii) making any “stop, look and listen” communication to the Company’s stockholders pursuant to Rule 14d-9(f) under the Exchange Act if the Company Board has determined in good faith, after consultation with its outside legal counsel, that failure to take such action would be reasonably likely to result in a breach of the directors’ fiduciary duties under applicable Law; provided, however, that any disclosure permitted under clause (i) of this Section 5.3(g) that is not an express rejection of any applicable Competing Proposal or that does not contain an express reaffirmation of the Company Board’s recommendation in favor of the transactions contemplated by this Agreement shall be deemed an Adverse Recommendation Change.

(h)    The Company agrees that any violation of the restrictions set forth in this Section 5.3 by any Company Subsidiary or any Representatives of the Company or any Company Subsidiary shall be deemed a breach of this Agreement (including this Section 5.3) by the Company.

5.4    Appropriate Action; Consents; Filings.

(a)    Subject to the other provisions of this Section 5.4, the Company and Parent shall use (and cause their respective Subsidiaries to use) their reasonable best efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, (ii) obtain from any Governmental Authorities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent or the Company or any of their respective Subsidiaries, or to avoid any Action or Order by any Governmental Authority, in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Offer and the Merger and (iii) promptly make all necessary filings, and thereafter make any other required submissions, and pay any fees due in connection therewith, with respect to this Agreement, the Offer and the Merger required under (A) the Exchange Act, the Securities Act and any other applicable securities Laws, (B) the HSR Act and the Foreign Antitrust Laws and (C) any other applicable Law, if any; provided, that the Company and Parent shall cooperate with each other in all respects in connection with (x) preparing and filing the Offer Documents, the Schedule 14D-9 and any other filings made or required to be made with the SEC in connection with the Offer or the Merger and the transactions contemplated thereby, (y) making an appropriate filing pursuant to the HSR Act and the Foreign Antitrust Laws as set forth in Section 5.4(d) and determining whether any other action by or in respect of, or filing with, any Governmental Authority is required, in connection with the consummation of the Offer or the Merger and (z) seeking any such actions, consents, approvals or waivers or timely making any such filings. The Company and Parent shall furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement.

(b)    The Company shall use reasonable best efforts to give (or shall cause their respective Subsidiaries to use reasonable best efforts to give) any notices to Third Parties required to be given by the Company or the Company Subsidiaries and use, and cause the Company Subsidiaries to use, their commercially reasonable efforts to obtain any Third Party consents, in each case, (i) pursuant to Contracts required to be set forth on Schedule 3.4 of the Company Disclosure Schedule, (ii) that are reasonably requested by Parent or (iii) that are otherwise required to prevent a Company Material Adverse Effect from occurring prior to or after the Effective Time. In the event that the Company shall fail to obtain any Third Party consent described in the first sentence of this Section 5.4(b), the Company shall use its commercially reasonable efforts, and shall take any such actions reasonably requested by Parent, to minimize any adverse effect upon the Company and its Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result, after the consummation of the Offer or the Effective Time, from the failure to obtain such consent. Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person with respect to the Offer or the Merger, (i) without the prior written consent of Parent, none of the Company or any Company Subsidiary shall pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such Person and (ii) neither Parent nor the Purchaser shall be required to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such Person.

(c)    Without limiting the generality of anything contained in this Section 5.4, each party hereto shall: (i) give the other parties prompt notice of any request, inquiry, objection, charge or other Action, actual or threatened, by or before the United States Federal Trade Commission (“FTC”), the United States Department of Justice (“DOJ”) or any other applicable Governmental Authority or any Third Party with respect to the Offer, the Merger or any of the other transactions contemplated by this Agreement, (ii) keep the other parties informed as to the status of any such request, inquiry, objection, charge or other Action and (iii) promptly inform the other parties of any communication to or from any Governmental Authority or any Third Party regarding the Offer or the Merger. Each party hereto will consult and cooperate with the other parties and consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Offer, the Merger or any of the other transactions contemplated by this Agreement (such cooperation shall include consultation with each other where practicable in advance of any meeting or conference with the FTC, the DOJ or any other Governmental Authority or, in connection with any Action by a Third Party, with any other Person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Authority or other Person, providing the other party the opportunity to attend and participate in such meetings and conferences).

(d)    Without limiting the generality of anything contained in this Section 5.4, each party hereto agrees to: (i) within ten (10) Business Days of the date of this Agreement, make an appropriate filing of a Notification and Report Form pursuant to the HSR Act (including seeking early termination of the waiting period under the HSR Act) with respect to the transactions contemplated by this Agreement, (ii) within ten (10) Business Days of the date of this Agreement, make the appropriate initial filings pursuant to the Foreign Antitrust Laws with respect to the transactions contemplated by this Agreement, (iii) supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act by the FTC or the DOJ or pursuant to the Foreign Antitrust laws by the applicable Governmental Authorities and (iv) use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 5.4 to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations, as applicable, under the HSR Act and the Foreign Antitrust Laws as soon as practicable. Parent shall be entitled to direct the antitrust defense of the Offer, the Merger or any other transactions contemplated thereby, or negotiations with, any Governmental Authority or other Third Party relating to the Offer, the Merger or regulatory filings under applicable competition Law, subject to the provisions of this Section 5.4. The Company shall use its reasonable best efforts to provide full and effective support of Parent in all such negotiations and other discussions or actions to the extent requested by Parent. The Company shall not make any offer, acceptance or counter-offer to or otherwise engage in negotiations or discussions with any Governmental Authority with respect to any proposed settlement, consent decree, commitment or remedy, or, in the event of litigation, discovery, admissibility of evidence, timing or scheduling, except as specifically requested by or agreed with Parent. Parent and the Company shall share equally all filing fees in connection with any filings made under the HSR Act or Foreign Antitrust Laws pursuant to this Section 5.4(d). None of Parent, the Purchaser or the Company shall commit to or agree with any Governmental Authority to stay, toll or extend any applicable waiting period under the HSR Act or applicable competition Laws, without the prior written consent of the other parties. If any request for additional information and documents, including a “second request” under the HSR Act, is received from any Governmental Authority then the Parties shall substantially comply with any such request at the earliest practicable date.

(e)    Notwithstanding the foregoing or any other provision of this Agreement, (i) nothing in this Section 5.4 shall limit a party’s right to terminate this Agreement pursuant to ARTICLE VII hereof, and (ii) nothing in this Agreement shall obligate Parent, the Purchaser or any of their respective Affiliates to, or to agree to (and none of the Company or any Company Subsidiary shall, without the prior written consent of Parent): (A) sell, hold separate or otherwise dispose of all or a portion of its respective business, assets or properties, or conduct its business in a specified manner, (B) pay any amounts (other than the payment of filing fees and expenses and fees of counsel) or grant any counterparty to any Contract any accommodation, (C) limit in any manner whatsoever the ability of such entities to conduct, own, operate or control any of their respective businesses, assets or properties or of the businesses, properties or assets of the Company and the Company

Subsidiaries, or (D) waive any of the conditions set forth in Annex I of this Agreement. Notwithstanding any other provision in this Agreement to the contrary, none of Parent, the Purchaser, the Company, any Company Subsidiary, or any of their respective Affiliates shall be required to initiate, defend, participate in, continue, or appeal any Action in order to obtain the successful termination of any review of any review of any Governmental Authority regarding the Transaction, or any related matter brought by or on behalf of any Governmental Authority.

5.5    Certain Notices. From and after the date of this Agreement until the Effective Time, each party hereto shall promptly notify the other party hereto of (a) the occurrence, or non-occurrence, of any event that would be likely to cause any condition to the obligations of any party to effect the Offer, the Merger, or any other transaction contemplated by this Agreement not to be satisfied or give rise to a right of a party to terminate this Agreement in accordance with its terms, or (b) the failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the Offer, the Merger or any other transaction contemplated by this Agreement not to be satisfied or give rise to a right of a party to terminate this Agreement in accordance with its terms; provided, however, that the delivery of any notice pursuant to this Section 5.5 shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

5.6    Public Announcements. The initial press release with respect to this Agreement, the Offer, the Merger and the other transactions contemplated hereby shall be a joint release mutually agreed upon by the Company and Parent. Thereafter, none of the parties shall (and each of the parties shall cause its Representatives and Affiliates, if applicable, not to) issue any press release or make any public announcement (to the extent not previously disclosed or made in accordance with this Agreement) concerning this Agreement, the Offer, the Merger or the other transactions contemplated hereby without obtaining the prior written consent of (a) the Company, in the event the disclosing party is Parent, the Purchaser, any of its Affiliates or Representatives or (b) Parent, in the event the disclosing party is the Company, any Company Subsidiary or any of their Representatives, in each case, with such consent not to be unreasonably conditioned, delayed or withheld; provided, however, that (i) if a party determines in good faith and based upon advice of counsel, that a press release or public announcement is required by applicable Law or the rules or regulations of any applicable stock exchange, such party may make such press release or public announcement, in which case the disclosing party shall use its commercially reasonable efforts to provide the other parties reasonable time to comment on such release or announcement in advance of such issuance and will reasonably consider any comments provided by such other parties, (ii) this Section 5.6 shall not in any way restrict the Company or create any obligations on the Company with respect to or in connection with any Competing Proposal, Competing Proposal, or Adverse Recommendation Change, or the Company’s or the Company Board’s public announcements or communications in connection therewith, (iii) this Section 5.6 shall not in any way restrict any party with respect to or in connection with any dispute between the parties related to this Agreement or the Transaction, (iv) this Section 5.6 shall terminate upon an Adverse Recommendation Change and (v) each of the parties may make public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not materially inconsistent with previous press releases, public disclosures or public statements made jointly by Parent and the Company or previously approved by the other party and do not reveal material, non-public information regarding the other parties, the Offer, the Merger or the transactions contemplated hereby.

5.7    Indemnification of Directors and Officers.

(a)    For six (6) years from and after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, indemnify and hold harmless all past and present directors and officers of the Company and the Company Subsidiaries (collectively, the “Indemnified Parties”) against any costs (including attorneys’ fees) and expenses (including advancing costs (including attorneys’ fees) and expenses) prior to the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Law, the Company Charter, the Company Bylaws, and the organizational documents of the Company Subsidiaries, as applicable; provided that such Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction determines in a final, nonappealable judgment that such Indemnified Party is not ultimately entitled), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit, proceeding or investigation, whether civil, criminal, administrative or investigative in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Offer and the Merger), whether asserted or claimed prior to, at or after the Effective Time, in connection with such Persons serving or having served as an officer, director or other fiduciary of the Company or any Company Subsidiary or of any other Person if such service was at the request or for the benefit of the Company or any Company Subsidiary, to the fullest extent permitted by applicable Law, the Company Charter, the Company Bylaws, and the organizational documents of the Company Subsidiaries, as applicable, or any indemnification, employment or other similar Contracts made available to Parent. The Parties agree that the foregoing rights to indemnification and advancement shall also apply with respect to any action to enforce this provision or any other indemnification or advancement right of any Indemnified Party and that all rights to elimination of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the Indemnified Parties as provided in their respective certificate of incorporation or bylaws (or comparable organizational documents) or in any indemnification agreement in existence on the date of this Agreement and provided to Parent prior to the date of this Agreement shall survive the Merger and shall continue in full force and effect in accordance with the terms thereof. Notwithstanding anything herein to the contrary, if any Indemnified Party notifies the Surviving Company in writing on or prior to the sixth (6th) anniversary of the Effective Time of a matter in respect of which such Person intends in good faith to seek indemnification pursuant to this Section 5.7(a), the provisions of this Section 5.7(a) shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto.

(b)    Parent and the Surviving Corporation agree that all rights of indemnification, exculpation and limitation of liabilities existing in favor the Indemnified Parties as provided in the Company Charter, the Company Bylaws, and the organizational documents of the Company Subsidiaries, as applicable, or any indemnification, employment or other similar Contracts made available to Parent with respect to acts or omissions in their capacity as directors or officers occurring at or prior to the Effective Time shall survive the Merger and continue in full force and effect in accordance with their respective terms (unless prohibited by applicable Law). From and after the Effective Time, Parent shall cause the Surviving Corporation and each Company Subsidiary, to pay and perform in a timely manner such indemnification obligations in accordance with their terms. Subject to Section 5.7(d), for a period of six (6) years from and after the Effective Time, Parent shall cause the certificate of incorporation and bylaws of the Surviving Corporation and organizational documents of each Company Subsidiary to contain provisions no less favorable with respect to indemnification, exculpation, and advancement of expenses of directors and officers of the Company or such Company Subsidiary, as applicable, for periods at or prior to the Effective Time than are currently set forth in the Company Charter and the Company Bylaws or organizational documents of such Company Subsidiary (unless prohibited by applicable Law).

(c)    Prior to the Effective Time, the Company shall obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s and the Company Subsidiaries’ existing directors’ and officers’ insurance policies and the Company’s and the Company Subsidiaries’ existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case, for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current D&O Insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as the Company’s existing policies; provided, however, that the Company shall not pay a premium for the D&O Insurance in excess of 250% of the last annual premium paid prior to the date of this Agreement; provided further, that if the premium for such insurance coverage exceeds such amount, the Company shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d)    In the event that Parent or the Surviving Corporation or any Company Subsidiary (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.7.

(e)    The obligations under this Section 5.7 shall not be terminated or modified in such a manner as to adversely affect in any material respect any Indemnified Party to whom this Section 5.7 applies without the consent of such affected indemnitee, subject to applicable Law (it being expressly agreed that the Indemnified Party to whom this Section 5.7 applies shall be express third party beneficiaries of this Section 5.7, each of whom may enforce the provisions hereof).

5.8    State Takeover Statutes. If any Takeover Statute becomes or is deemed to be applicable to the Company, Parent, the Purchaser or any Affiliate of Parent, the execution, delivery or performance of this Agreement, the Offer or the Merger, including the acquisition of Shares pursuant thereto, the Tender Agreements or any other transaction contemplated by this Agreement, then the Company and the Company Board shall take all actions necessary to render such Takeover Statute inapplicable to the foregoing.

5.9    Section 16 Matters. Prior to the Effective Time, the Company will take all such steps as may be required to cause any dispositions of Company equity securities (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.10    Employees and Employee Benefit Plan Matters.

(a)    For a period of twelve (12) months following the Effective Time, Parent shall provide, or shall cause to be provided, to each employee of the Company or Company Subsidiary who continues employment at the Effective Time with Parent, the Company, Surviving Corporation, Company Subsidiary, or any other Parent Subsidiary (“Continuing Employee”) annual base salary or base wages and target bonus opportunity that are substantially comparable, to each of the base salary or base wages and target bonus opportunity provided to similarly situated, including, without limitation, in respect of geographical location, employees of Parent or the Parent Subsidiaries and other benefits that are substantially comparable, in the aggregate, to either (i) the benefits provided to Company Employees as of immediately prior to the Effective Time or (ii) the benefits provided to similarly situated, including, without limitation, in respect of geographical location, employees of Parent or the Parent Subsidiaries. Without limiting the generality of the foregoing, for a period of twelve (12) months following the Effective Time, Parent also shall maintain, or shall cause to be maintained, the Company’s standard severance guidelines that have been made available to Parent and are in effect as of the date of this Agreement for the payment of severance and benefits to Continuing Employees whose employment terminates in accordance with such guidelines.

(b)    With respect to the employee benefit plans maintained by Parent or any of the Parent Subsidiaries that are offered to the Continuing Employees after the Effective Time (including any Company Employee Plans), including without limitation accrued vacation, paid time off, and severance benefits (the “New Plans”), for purposes of vesting, eligibility to participate and levels of benefits (but not benefit accrual under any defined benefit plan or vesting under any equity incentive plan), each Continuing Employee shall be credited with his or her years of service with the Company and the Company Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar Company Employee Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time; provided, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, Parent shall use its commercially reasonable efforts to cause for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits or other welfare benefits to any Continuing Employee, all pre-existing condition exclusions or limitations, waiting periods, required physical examinations, and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, except to the extent such conditions would not have been satisfied or waived under the comparable Company Employee Plan in which the Continuing Employee participated immediately prior to the Effective Time. Parent shall use its commercially reasonable efforts to recognize or cause to be recognized the dollar amount of all co-payments, out of pocket expenses, deductibles, offsets and similar payments incurred by each Continuing Employee (and his or her eligible dependents) during the year in which the Effective Time occurs for purposes of satisfying such year’s applicable co-payment, out of pocket, deductible, offset or similar requirements under the relevant welfare benefit plans in which the Continuing Employee (and his or her eligible dependents) will be eligible to participate from and after the Effective Time.

(c)    Effective no later than the day immediately preceding the date that Parent and the Company become part of the same controlled group pursuant to Section 414 of the Code (the “Controlled Group Date”), unless otherwise directed in writing by Parent at least ten (10) Business Days prior to the Controlled Group Date, the Company shall take or cause to be taken all actions necessary to effect the termination of any and all Company Employee Plans intended to qualify as qualified cash or deferred arrangements under Section 401(k) of the Code (each, a “401(k) Plan”). The Company shall provide Parent with evidence that each such 401(k) Plan has been terminated pursuant to an action by the Company Board.

(d)    Notwithstanding anything to the contrary set forth in this Agreement, no provision of this Agreement shall be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent, the Company, any Company Subsidiary or the Surviving Corporation to terminate, any Company Employee or Continuing Employee for any reason, or (ii) require Parent or the Surviving Corporation to continue any Company Employee Plan or prevent the amendment, modification or termination thereof after the Effective Time. The provisions of this Section 5.10 are solely for the benefit of the parties to this Agreement, and no Company Employee or Continuing Employee (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third party beneficiary of this Agreement, and no provision of this Section 5.10 shall create such rights in any such Persons.

(e)    The Company shall take such action as may be necessary to (i) cause any offering period (or similar period during which shares may be purchased) underway under the Company ESPP to be terminated no later than the earlier of (A) the date immediately prior to the Closing Date and (B) July 31, 2019 (the “Final Exercise Date”); (ii) make any prorated adjustments that may be necessary to reflect the shortened offering period (or similar period), but otherwise treat such shortened offering period (or similar period) as a fully effective and completed offering period for all purposes under the Company ESPP; (iii) cause each participant’s option under the Company ESPP outstanding as of the Final Exercise Date (the “Company ESPP Rights”) to be exercised as of the Final Exercise Date; (iv) provide that no further offering periods (or similar period during which shares may be purchased) shall commence under the Company ESPP on or following the date of this Agreement; (v) provide that no individual who is not participating in the Company ESPP as of the date hereof may hereafter commence participation in the Company ESPP; and (vi) contingent upon the Closing, terminate the Company ESPP as of no later than immediately preceding the Effective Time. Any outstanding option under the Company ESPP on the Final Exercise Date shall be exercised on such date for the purchase of Company Common Stock in accordance with the terms of the Company ESPP. On the Final Exercise Date, the funds credited as of such date under the Company ESPP within the associated accumulated payroll withholding account for each participant under the Company ESPP will be used to purchase Shares in accordance with the terms of the Company ESPP, and each Share purchased thereunder immediately prior to the Effective Time will be cancelled at the Effective Time and converted into the right to receive the Offer Price in accordance with this Agreement, subject to any withholding of applicable income and employment withholding Taxes. No further Company ESPP options will be granted or exercised under the Company ESPP after the Final Exercise Date. The Company shall provide timely notice of the setting of the Final Exercise Date and termination of the Company ESPP in accordance with the Company ESPP.

5.11    Rule 14d-10(d) Matters.

(a)    The Company shall cause the compensation committee of the Company Board to be, at all times from and after the date of this Agreement until the first date on which Parent’s designees constitute a majority of the Company Board pursuant to Section 1.3, composed solely of “independent directors” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto. In furtherance of the foregoing, to the extent necessary, the Company Board shall, at a meeting duly called and held, determine that each of the members of the Compensation Committee of the Company Board is an “independent director.” Prior to the Effective Time, the Company (acting through a compensation committee of the Company Board or its independent directors), shall take all steps that may be necessary or advisable to cause each Company Compensation Arrangement and each Parent Compensation Arrangement with any of its directors, officers or employees to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (an “Employment Compensation Arrangement”), and shall take all other action necessary to satisfy the requirements of the non-exclusive safe-harbor with respect to such Company Compensation Arrangements and Parent Compensation Arrangements in accordance to Rule 14d-10(d)(2) under the Exchange Act; provided, that the Company shall deliver to Parent drafts of all calculations, resolutions, consents, disclosures and other documents prepared in connection with the actions required under this Section 5.11(a), and provide a reasonable period of time for Parent’s review and comment on all such calculations, resolutions, consents, disclosures and other documents (and the Company’s acceptance of Parent’s reasonable comments shall not be unreasonably withheld, conditioned or delayed). For purposes of this Agreement, “Parent Compensation Arrangement” means (i) any employment agreement, severance agreement or change of control agreement between Parent or any of its Subsidiaries, on the one hand, and any holder of Shares who is or was a director, officer or employee of the Company or any Company Subsidiary, on the other hand, (ii) any Company Equity Awards awarded to, or any acceleration of vesting of any Company Equity Awards held by, any holder of Shares who is or was a director, officer or employee of the Company or any Company Subsidiary and (iii) other Employment Compensation Arrangements entered into or proposed to be entered into between Parent or any of its direct or indirect Subsidiaries, on the one hand, and any directors, officers or employees of the Company or any of its Subsidiaries, on the other hand.

(b)    Notwithstanding anything in this Agreement to the contrary, neither the Company nor any Company Subsidiary shall, from and after the date hereof and until the Effective Time, enter into, establish, amend or modify any plan, program or Contract pursuant to which compensation is paid or payable, or pursuant to which benefits are provided, in each case to any current or former director, manager, officer, employee or independent contractor of the Company or any Company Subsidiary unless, prior to such entry into, establishment, amendment or modification, the Compensation Committee (each member of which the Company Board determined is an “independent director” within the meaning of Section 303A.02 of the NYSE Listed Company Manual and shall be an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act at the time of any such action) shall have taken all such steps as may reasonably be necessary to (i) approve as an Employment Compensation Arrangement each such plan, program or Contract and (ii) satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to such plan, program or Contract; provided, that nothing in this Section 5.11 shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

5.12    Stockholder Litigation. The Company shall (a) promptly (and in any event, within twenty-four (24) hours) inform Parent in writing of any Action brought or threatened in writing by stockholders of the

Company against the Company or any Company Subsidiary or any of their respective directors or officers relating to the transactions contemplated by this Agreement, including the Offer and the Merger, and keep Parent fully informed on a current basis with respect to the status thereof (including by promptly furnishing to Parent and its Representatives such information relating to such Action as such Persons may reasonably request), (b) give Parent the opportunity and right (at Parent’s expense) to participate in the defense of any such Action, including in any and all proceedings related to any such Action and the any proposed settlement or disposition thereof, and (c) not cease to defend, consent to the entry of any judgment, offer to settle, enter into any settlement or take any other material action with respect to any such Action without the prior written consent of Parent (not to be unreasonably withheld, conditioned, or delayed).

5.13    Exchange Delisting Matters. Prior to the Closing Date, the Company shall cooperate with Parent and use its commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to cause the delisting of the Company and of the Company Common Stock from the NYSE as promptly as practicable after the Effective Time and the deregistration of the Common Stock under the Exchange Act as promptly as practicable after such delisting.

5.14    Obligations of the Purchaser. Parent will take all actions necessary to cause the Purchaser to perform its obligations under this Agreement and to consummate the Offer and the Merger on the terms and subject to the conditions set forth in this Agreement.

5.15    Directors and Officers. The Company shall, at least three (3) Business Days prior to the Closing Date, (a) deliver to Parent written resignations of all directors of the Company from the Company Board, to be effective as of the Effective Time, and (b) deliver to Parent written resignations of all officers of the Company and all directors and officers of the Company Subsidiaries from their positions as directors or officers as may be requested by Parent, to be effective as of the Effective Time (or if requested by Parent, upon their later resignation or removal).

5.16    Financing Cooperation; Financing Matters.

(a)    The Company agrees to use its reasonable best efforts to provide assistance, and to use its reasonable best efforts to cause its Subsidiaries and its and their respective Representatives to provide assistance, with the Debt Financing as is reasonably requested by Parent. Such assistance shall include, but not be limited to, using reasonable best efforts to do the following: (i) causing the senior management of the Company and its Subsidiaries to participate in a reasonable number of meetings, drafting sessions, rating agency presentations and due diligence sessions, (ii) as promptly as reasonably practicable, furnishing Parent, its Affiliates and its lenders with all financial and other information reasonably required by Parent’s lenders in connection with the Debt Financing, including, the Required Financial Information, (iii) assisting Parent and its lenders in the preparation of (A) a customary bank information memorandum, confidential information memorandum, lender and investor presentations and similar documents, including customary offering documents, authorization or reliance letters, for the Debt Financing and (B) materials for rating agency presentations, (iv) cooperating with Parent to satisfy the conditions precedent to the Debt Financing to the extent within the control of the Company and reasonably requested by Parent, (v) assisting in the preparation of, and executing and delivering, definitive financing documents, including, customary closing certificates, as may be reasonably required in connection with the Debt Financing and other customary certificates and collateral security and guarantee documentation, as may be reasonably requested by Parent, (vi) delivering to the Parent at least four (4) Business Days prior to the Closing Date all documentation and other information required under applicable “know your customer” and anti-money laundering rules and regulations (including the U.S.A. Patriot Act of 2001), that has been reasonably requested in writing by Parent or the Financing Sources at least thirteen (13) Business Days prior to the Closing Date, (vii) furnishing Parent and its lenders as promptly as reasonably practicable with financial, business and other information regarding the Company and its Subsidiaries as may be reasonably requested by the Parent, (viii) ensuring that the Financing Sources benefit materially from existing lending relationships of the Company,

(ix) facilitating the pledging of collateral of the Company to the lenders in the Debt Financing or the lenders in an Alternative Debt Financing to the extent reasonably requested by Parent (which shall only be effective at Closing) and (x) cooperating with Parent to the extent within the control of the Company, and taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by Parent to permit the consummation of the Debt Financing; provided, that, notwithstanding anything to the contrary herein, (u) none of the Company, any Company Subsidiary, or any of their respective Representatives shall be required to take any action or omit to take any action, or provide any access or information if doing so would (1) unreasonably and materially interfere with the ongoing business or operations of the Company or any Company Subsidiary, (2) violate applicable Law, (3) cause the loss of or jeopardize any attorney-client, attorney-work product, or similar legal or protective privilege (provided that the Company and its Subsidiaries will inform the Purchaser of such circumstances), or (4) result in a material violation or breach of, or default under, or otherwise be prohibited by any Company Material Contract, (v) the Company and the Company Subsidiaries shall not be required to prepare any pro forma financial statements, (w) the Company and the Company Subsidiaries shall not be required to pay any fees (other than reasonable out of pocket expenses reimbursed by Parent hereunder) or except with respect to the execution of a customary authorization letter, incur any other liability or give any indemnity that is either (i) not contingent upon the occurrence of the Closing or (ii) in connection with the Debt Financing, (x) no obligation of the Company under any agreement, certificate, document or instrument required to be delivered under this Section 5.16 shall be effective until the Closing other than in respect of customary authorization or reliance letters, (y) no Representative of the Company shall be required to take any action that could reasonably be expected to result in or cause any personal liability on the part of any such Representative or any of its Affiliates, and (z) nothing in this Agreement will require the Company Board to approve any financing, including the Debt Financing, or any definitive documentation related thereto prior to Closing. Parent shall reimburse the Company for all reasonable and documented out of pocket costs and expenses incurred by the Company in connection with the Company’s cooperation and compliance with this Section 5.16. Parent will indemnify and hold harmless the Company, its Subsidiaries, its Affiliates, and its and their Representatives and any successors and assigns of each of the foregoing Persons from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing and any information used in connection therewith, with such indemnification surviving the termination of this Agreement, in each case, except to the extent arising from the willful misconduct, gross negligence or fraud of the Company, its Subsidiaries, its Affiliates and its and their Representatives and any successors and assigns of each of the foregoing Persons. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used solely (i) in a manner that is not intended to nor reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and its or their marks and (ii) in connection with a description of the Company, its business and products or the transactions contemplated by this Agreement. All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that Parent will be permitted to disclose such information (i) as is legally required to be disclosed in any offering documents related to any Debt Financing or Alternative Debt Financing, and only with the written consent of the Company, which consent cannot be unreasonably withheld or (ii) to any Financing Sources or prospective financing sources, ratings agencies and other financial institutions and investors that are or may become parties to such financing and to any underwriters, initial purchasers or placement agents in connection with such financing (and, in each case, to their respective counsel and auditors) so long as (i) such persons agree to be bound by the Confidentiality Agreement as if parties thereto or (ii) such persons are subject to other confidentiality undertakings customary for financings of the same type as the Debt Financing.

(b)    Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain the Debt Financing, including using reasonable best efforts to (A) maintain in effect the Debt Commitment Letter, (B) satisfy on a timely basis all Financing Conditions applicable to Parent in the Debt Commitment Letter and comply with its obligations set forth therein, (C) negotiate and enter into definitive agreements with respect to the Debt Financing on or before the Closing Date on the terms and conditions contemplated by the Debt Commitment Letter or on such other terms as Parent reasonably determines are substantially comparable or otherwise acceptable to Parent (but only to the extent that such other terms, taken as a whole, would not reasonably be expected to adversely impact or delay in any material respect the ability of Parent to consummate the Transaction in accordance with this Agreement or obtain the Debt Financing), (D) in the event that the conditions set forth in Annex I and the Financing Conditions have been satisfied, or upon funding would be satisfied, using its reasonable best efforts to cause the Financing Sources to fund the full amount of the Debt Financing (including by enforcing its rights under the Debt Commitment Letter with respect to such Debt Financing), and (E) consummate the Debt Financing. Parent shall give the Company prompt notice of any breach or repudiation by any party to the Debt Commitment Letter of which Parent becomes aware. Parent shall give the Company prompt notice upon having knowledge of any breach by any party of any of the Debt Commitment Letter to the extent such breach would impair or delay the Closing or result in insufficient financing to consummate the transactions contemplated by this Agreement or any termination of all or any portion of the Debt Commitment Letter.

(c)    Without limiting Parent’s other obligations under Section 5.16(b), if a Financing Failure Event occurs, Parent shall (A) notify the Company of such Financing Failure Event and the reasons therefor promptly after becoming aware thereof, (B) use its reasonable best efforts to obtain alternative financing from the same or alternative financing sources (with the Financing Conditions in such alternative financing to be, in the aggregate, substantially equivalent to or more favorable to the Company than the Financing Conditions in such unavailable Debt Financing), in an amount sufficient, together with cash, available lines of credit and other sources of immediately available funds of Parent (including the Company’s cash funds), to consummate the Transaction (“Alternative Debt Financing”), as promptly as practicable following the occurrence of such event, and (C) obtain, and when obtained, promptly provide the Company with a copy of, a new financing commitment (subject only to the Financing Conditions) that provides for such alternative financing. Neither Parent nor any of its Affiliates shall, without the prior written consent of the Company, amend, modify, supplement, restate, assign, substitute or replace the Debt Commitment Letter, in each case, in a manner that (1) reduces the aggregate amount of the Debt Financing to an amount less than an amount that is sufficient, together with cash, available lines of credit and other sources of immediately available funds of Parent (including the Company’s cash funds), to consummate the Transaction, (2) imposes new or additional conditions or otherwise adversely amends or modifies any of the conditions to the Debt Financing, (3) adversely impacts the ability of Parent to enforce its rights against other parties to the Debt Commitment Letter or (4) otherwise adversely impacts or delays the ability of Parent to consummate the Debt Financing or the Transaction beyond the Closing Date or in accordance with this Agreement; provided that Parent may amend the Debt Commitment Letter (I) solely to add additional lenders, arrangers, bookrunners, agents and similar entities, (II) to correct typographical errors, (III) in accordance with the “flex” provisions of the Redacted Fee Letter and (IV) to give effect to substitutions and replacements pursuant to the immediately preceding sentence. In furtherance of and not in limitation of the foregoing, if all or any portion of the Debt Financing becomes unavailable, regardless of the reason therefor, but Alternative Debt Financing is available on terms and conditions not materially less favorable, in the aggregate, to Parent than the terms and conditions (including any flex provisions thereof) described in the Debt Commitment Letter as of the date hereof, then Parent shall obtain such Alternative Debt Financing and use such Alternative Debt Financing to pay in cash all amounts required to be paid by Parent in connection with the transactions contemplated by this Agreement in accordance with the terms hereof. Neither Parent nor any of its Affiliates shall take any action that would reasonably be expected to materially delay or prevent the consummation of the Debt Financing.

ARTICLE VI

CONDITIONS TO CONSUMMATION OF THE MERGER

6.1    Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each party to consummate the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(a)    The Purchaser shall have accepted for payment, or caused to be accepted for payment, all Shares validly tendered and not withdrawn in the Offer.

(b)    There shall not be any Law or Order enacted, entered, enforced, promulgated or which is deemed applicable pursuant to an authoritative interpretation by or on behalf of a Governmental Authority of competent jurisdiction with respect to the Merger which would reasonably be expected to make illegal, enjoin, or prohibit the consummation of the Merger.

6.2    Frustration of Closing Conditions. None of the Company, Parent or the Purchaser may rely on the failure of any condition set forth in this ARTICLE VI to be satisfied if such failure was primarily caused by or primarily resulted from such party’s breach of this Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1    Termination. This Agreement may be terminated, and the Offer, the Merger and the other transactions contemplated hereby may be abandoned at any time prior to the Effective Time:

(a)    by mutual written consent of Parent and the Company;

(b)    by either the Company or Parent, if (A) the Offer (as it may have been extended in accordance with Section 1.1) expires or is terminated or withdrawn pursuant to its terms without any Shares being accepted for payment thereunder, or (B) the Acceptance Time has not occurred on or before October 25, 2019; provided, however, that the right to terminate the Agreement pursuant to this Section 7.1(b) shall not be available to (i) any party whose material breach of this Agreement has been a proximate cause of or proximately resulted in the failure or the non-satisfaction of any condition of the Offer set forth in Annex I, or (ii) to Parent if the Purchaser shall fail to accept for payment and pay for Shares validly tendered and not withdrawn in the Offer subject to the terms of and in accordance with Section 1.1 and at such time all of the conditions to the Offer set forth on Annex I (including the Minimum Condition) are satisfied or have been waived;

(c)    by either the Company or Parent, if any Governmental Authority, in each case of competent jurisdiction, shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting (i) prior to the Acceptance Time, the acceptance for payment of, or payment for, Shares pursuant to the Offer or (ii) prior to the Effective Time, the Merger, and such Order or other action shall have become final and non-appealable (which Order or other action the party seeking to terminate this Agreement shall have used its commercially reasonable efforts to resist, resolve or lift, as applicable, subject to the provisions of Section 5.4); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to any party if the issuance of such final and non-appealable Order or action was due to the failure by such party to perform any of its obligations under this Agreement;

(d)    by Parent, at any time prior to the Acceptance Time if (i) an Adverse Recommendation Change shall have occurred (whether or not in compliance with Section 5.3), or (ii) the Company shall have willfully breached in any material respect its obligations under Section 5.3;

(e)    by the Company, at any time prior to the Acceptance Time if the Company Board determines to enter into a definitive written Alternative Acquisition Agreement with respect to a Superior Proposal not solicited in breach of Section 5.3, but only if the Company shall have complied in all material respects with its obligations under Section 5.3(f) with respect to such Superior Proposal (and any Competing Proposal that was a precursor thereto) and is otherwise permitted to accept such Superior Proposal pursuant to Section 5.3(e); provided, however, that the Company shall substantially simultaneously with such termination enter into the Alternative Acquisition Agreement and pay the Breakup Fee pursuant to Section 7.2;

(f)    by Parent, at any time prior to the Acceptance Time if: (i) there shall be an Uncured Inaccuracy in any representation or warranty of the Company contained in this Agreement or breach of any covenant of the Company contained in this Agreement, in any case, such that any condition to the Offer contained in paragraph (c)(iii) or (c)(iv) of Annex I is not or is not reasonably likely to be satisfied, (ii) Parent shall have delivered to the Company written notice of such Uncured Inaccuracy or breach, and (iii) either such Uncured Inaccuracy or breach is not capable of cure or at least twenty (20) calendar days shall have elapsed since the date of delivery of such written notice to the Company and such Uncured Inaccuracy or breach shall not have been cured;

(g)    by the Company, at any time prior to the Acceptance Time if: (i) there shall be an Uncured Inaccuracy in any representation or warranty of Parent or the Purchaser contained in this Agreement or breach of any covenant of Parent or the Purchaser contained in this Agreement that shall have had or is reasonably like to materially impair the ability of Parent and the Purchaser to consummate, or prevent or materially delay, the Offer, the Merger or any of the other transactions contemplated by this Agreement; (ii) the Company shall have delivered to Parent written notice of such Uncured Inaccuracy or breach; and (iii) either such Uncured Inaccuracy or breach is not capable of cure or at least twenty (20) calendar days shall have elapsed since the date of delivery of such written notice to Parent and such Uncured Inaccuracy or breach shall not have been cured;

(h)    by Parent, at any time prior to the Acceptance Time if there has been a Company Material Adverse Effect since the date hereof and the same is continuing; and

(i)    by the Company at any time prior to the Acceptance Time if the Purchaser shall fail to accept for payment and pay for Shares validly tendered and not withdrawn in the Offer subject to the terms of and in accordance with Section 1.1 and at such time all of the conditions to the Offer set forth on Annex I (including the Minimum Condition) are satisfied or have been waived.

7.2    Effect of Termination.

(a)    In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall become void and there shall be no liability or obligation on the part of Parent, the Purchaser or the Company or their respective Subsidiaries, officers or directors except (i) with respect to Section 5.2(b), this Section 7.2, ARTICLE VIII, and the terms of the Confidentiality Agreement, each of which shall remain in full force and effect and (ii) with respect to any liabilities or damages incurred or suffered as a result of the willful breach by the Company, on the one hand, or Parent or the Purchaser, on the other hand, of any of their respective representations, warranties, covenants or other agreements set forth in this Agreement that occurs prior to such termination. For purposes of this Agreement, “willful breach” means an action taken or failure to act that the breaching party intentionally takes (or fails to take) and actually knows would, or would reasonably be expected to, be or cause a material breach of this Agreement. For the avoidance of doubt, a failure by Purchaser (or Parent to cause Purchaser) to accept for payment and pay for Shares validly tendered and not withdrawn in the Offer subject to the terms of and in accordance with Section 1.1 at a time when all of the conditions to the Offer set forth on Annex I (including the Minimum Condition) are satisfied or have been waived is a “willful breach”.

(b)    The Company shall pay to Parent an amount equal to eleven million four-hundred thousand dollars ($11,400,000) in cash (the “Breakup Fee”), by wire transfer of immediately available funds to an account or accounts designated in writing by Parent within two (2) Business Days after demand by Parent in the event that:

(i)    this Agreement is terminated by Parent pursuant to Section 7.1(d), terminated by the Company pursuant to Section 7.1(e), or terminated by the Company at any time that Parent would have been entitled to terminate this Agreement pursuant to Section 7.1(d); or

(ii)    (A) (1) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b) and the Minimum Condition has not been satisfied prior to such termination (provided, that the conditions to the Offer set forth in paragraph (b) and paragraphs (c)(i) and (c)(ii) of Annex I are satisfied at the time of such termination pursuant to Section 7.1(b) and the right to terminate this Agreement pursuant to Section 7.1(b) is then available to Parent), or (2) this Agreement is terminated by Parent pursuant to Section 7.1(f) with respect to a breach of covenant, (B) following the execution and delivery of this Agreement and prior to such termination of this Agreement, a Competing Transaction (as defined below) shall have been publicly announced or shall have become publicly disclosed and, in either case, shall not have been publicly withdrawn or otherwise publicly abandoned by the Person making such Competing Transaction, and (C) within twelve (12) months following such termination of this Agreement, either (y) the Company or any Company Subsidiary enters into a definitive agreement with respect to a Competing Transaction or (z) a Competing Transaction is consummated. For purposes of the foregoing, a “Competing Transaction” shall mean a transaction of a type set forth in clauses (i) through (v) of the definition of “Competing Proposal”; provided, that for purposes of this Section 7.2(b), all the references to “20%” in the definition of “Competing Proposal” shall be replaced by “50%”.

(c)    In no event shall the Company be obligated to pay, or cause to be paid, the Breakup Fee on more than one occasion. In the event that the Company shall fail to pay the Breakup Fee when due, the Company shall reimburse Parent for all reasonable and documented costs and expenses actually incurred or accrued by Parent and the Purchaser (including reasonable and documented costs and expenses of counsel) in connection with the collection under and enforcement of this Section 7.2, together with interest on the Breakup Fee at a rate per annum equal to the prime lending rate prevailing as published in The Wall Street Journal for the period from the date such Breakup Fee was initially due to the date of payment. Each of Parent, the Purchaser and the Company acknowledges that the agreements contained in Section 7.2(b) are an integral part of the Transaction, without which the parties would not have entered into this Agreement, and the Breakup Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and the Purchaser in the circumstances in which such payment is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transaction, which amount would otherwise be impossible to calculate with precision. For the avoidance of doubt, while Parent may pursue both a grant of specific performance of the obligation of the Company to consummate the Merger in accordance with Section 8.15 and the payment of the Breakup Fee under Section 7.2(b), under no circumstances shall Parent be permitted or entitled to receive both a grant of such specific performance requiring the Company to consummate the Merger and to pay the Breakup Fee (if entitled under this Section 7.2(b)).

7.3    Amendment. Subject to Section 1.1(c) and Section 8.11(c), this Agreement may be amended by the Company, Parent and the Purchaser by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

7.4    Waiver. Subject to Section 1.1(c) and Section 8.11(c), at any time prior to the Effective Time, Parent and the Purchaser, on the one hand, and the Company, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any Uncured Inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto and

(iii) waive compliance by the other with any of the agreements or covenants contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE VIII

GENERAL PROVISIONS

8.1    Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement shall survive the Acceptance Time. None of the covenants in this Agreement, nor any representations, warranties or covenants in any instrument delivered pursuant to this Agreement, shall survive the Effective Time; provided, however, that this Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

8.2    Fees and Expenses. Subject to Section 5.4(b), Section 5.4(d), Section 5.16 and Section 7.2, all Expenses incurred by the parties hereto (including any Expenses incurred in connection with any filings to be made pursuant to (i) the Exchange Act, the Securities Act or the rules and regulations of the NASDAQ or the NYSE or (ii) the DGCL or any Takeover Statutes), shall be borne solely and entirely by the party which has incurred the same.

8.3    Notices. All notices and other communications required or permitted under this Agreement shall be in writing and shall be either hand delivered in person, sent by electronic mail or sent by nationally recognized express courier service. Such notices and other communications shall be effective upon receipt if hand delivered or sent by electronic mail (with confirmation of receipt) and one (1) Business Day after dispatch if sent by express courier, to the following addresses, or such other addresses as any party may notify the other parties in accordance with this Section 8.3.

If to Parent or the Purchaser, addressed to it at:

Extreme Networks, Inc.

6480 Via Del Oro

San Jose, CA 95119

E-mail: kmotiey@extremenetworks.com

Attention: Katy Motiey, Chief Administration Officer and Corporate Secretary

with a copy (which shall not constitute actual or constructive notice) to:

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

Phone: (650) 328-4600

E-mail: tad.freese@lw.com

             mark.bekheit@lw.com

Attention: Tad Freese and Mark Bekheit

If to the Company, addressed to it at:

Aerohive Networks, Inc.

1011 McCarthy Boulevard

Milpitas, CA 95035

E-mail: corporatesecretary@aerohive.com

Attention: Corporate Secretary

with a copy (which shall not constitute actual or constructive notice) to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation

One Market Plaza

Spear Tower, Suite 3300

San Francisco, CA 94105-1126

Phone: (415) 947-2000

E-mail: mbaudler@wsgr.com & rishii@wsgr.com

Attention: Mark Baudler & Robert Ishii

8.4    Certain Definitions. For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement in a customary form that (i) does not contain any provision prohibiting or otherwise restricting the Company or any Company Subsidiary from making any of the disclosures required to be made by Section 5.3 or any other provision of this Agreement and (ii) contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain a “standstill” provision).

“Acceptance Time” means such time as the Purchaser accepts for payment Shares tendered and not properly withdrawn pursuant to the Offer representing at least such number of Shares as shall satisfy the Minimum Condition in accordance with the terms of the Offer and this Agreement.

“Action” means any suit, claim, action, proceeding, litigation, hearing, writ, injunction, notice of violation, investigation, arbitration, mediation, audit, dispute or demand letter by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. As used in this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“AML Laws” shall mean laws, regulations, rules, or guidelines relating to money laundering, including, without limitation, financial recordkeeping and reporting requirements, the U.S. Currency and Foreign Transaction Reporting Act, and the U.S. Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Business Day” means a day, other than Saturday, Sunday or other day on which the Delaware Secretary of State or commercial banks in New York, New York or San Francisco, California are authorized or required by applicable Law to close.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company Balance Sheet” means the consolidated balance sheet of the Company and the Company Subsidiaries as of March 31, 2019.

“Company Compensation Arrangement” means (i) any employment agreement, severance agreement or change of control agreement between the Company or any Company Subsidiary, on the one hand, and any holder of Shares who is or was a director, officer or employee of the Company or any Company Subsidiary, on the other hand, and (ii) any Company Equity Awards awarded to, or any acceleration of vesting of any Company Equity Awards held by, any holder of Shares who is or was a director, officer or employee of the Company or any Company Subsidiary.

“Company Debt” means, as of any date, all Indebtedness of the Company and its Subsidiaries under that certain Revolving Credit Facility, dated June 21, 2012, by and among the Company, certain Subsidiaries of the Company and Silicon Valley Bank.

“Company Employee” means an employee of the Company or any Company Subsidiary who, at the Effective Time, continues his or her service with the Surviving Corporation or any of its Subsidiaries, other than any such service provider who is ineligible to be included on a registration statement filed by Parent on Form S-8.

“Company Employee Plan” means each “employee benefit plan,” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), and each employment, consulting, severance, termination, retention, change-in-control compensation or similar contract, plan, arrangement or policy and each other plan or arrangement (written or oral) providing for compensation, bonuses or other incentive compensation, profit-sharing, stock options, restricted stock, deferred stock, performance stock, stock appreciation rights, phantom stock or other stock or equity-related rights, deferred compensation, vacation or paid-time-off, insurance (including any self-insured arrangements) benefit, health or medical benefits, retiree medical benefits, dental or vision benefits, employee assistance program, life, accident, disability or sick leave benefits, other welfare fringe benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered, participated in or contributed to by the Company or any Company Subsidiary, or with respect to which the Company or any Company Subsidiary has or may have any liability (whether actual or contingent), in each case for or on behalf of any current or former employee, individual consultant or director of the Company or any Company Subsidiary.

“Company Employer” means, in respect of any current or former employee of the Company or any Company Subsidiary, the most recent employer, among the Company and its Subsidiaries, of such employee.

“Company Equity Awards” means, collectively, Company Options, Company RSUs and Company PSUs.

“Company ESPP” means the Company’s 2014 Employee Stock Purchase Plan.

“Company IP” means any and all Intellectual Property Rights and Technology owned or purported to be owned by the Company or any Company Subsidiary.

“Company IP Contract” means any Contract with any other Person to which the Company or any Company Subsidiary is party, or by which the Company or any Company Subsidiary is bound, that contains any license of, or covenant not to assert or enforce, any Intellectual Property Rights or rights in or to Technology.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate, (i) has had or would reasonably be expected to have a materially adverse effect on the business, assets and liabilities, results of operations, or condition (financial or otherwise) of the Company and the Company Subsidiaries, taken as a whole or (ii) prevents or materially delays, or would reasonably be expected to prevent or materially delay, consummation of the Offer or the Merger or the performance by the Company (including any obligation of the Company to cause the Company Subsidiaries to take or omit to take any action) of any of its material obligations under this Agreement, except for, in the case of clauses (i) and (ii), any Effect attributable to: (a) changes in general economic or political conditions or financial or securities markets, including any changes affecting financial, credit, foreign exchange or capital market conditions, (b) changes in conditions generally affecting the principal industry in which the Company and the Company Subsidiaries operate, (c) changes in GAAP or applicable Law, or enforcement or interpretation thereof, in each case as applicable to the Company and the Company Subsidiaries, (d) acts of war, armed hostilities, sabotage or terrorism, (e) any hurricane, tornado, flood, earthquake, tsunami, volcano eruption or other natural disaster in any location where the Company or Company Subsidiaries have material operations, (f) the execution and delivery of this Agreement and the Company’s performance of its obligations under this Agreement, actions taken or not taken at the written request of Parent, or the public announcement of this Agreement or the Transaction, including any litigation arising out of or relating to this Agreement or the Transaction, the identity of Parent, departures of officers or employees, changes in relationships with suppliers or customers or other business relations, in each case only to the extent resulting from the execution and delivery of this Agreement or the contemplated Transaction, (g) any failure by the Company to meet any internal or published projections, forecasts, estimates or projections in respect of revenues, cash flow, earnings or other financial or operating metrics for any period (it being understood that the Effects giving rise or contributing to such changes that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether a Company Material Adverse Effect has occurred), (h) any changes in the market price or trading volume of shares of Company Common Stock (it being understood that the Effects giving rise or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether a Company Material Adverse Effect has occurred), (i) any reduction in the credit rating of the Company or any of the Company Subsidiaries (it being understood that the Effects giving rise or contributing to such reduction that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether a Company Material Adverse Effect has occurred); provided, however, that (1) clause (f) shall be disregarded for purposes of the representations and warranties set forth in Section 3.4 and/or Section 3.5 and the conditions set forth in paragraph (c)(i) of Annex I solely as it relates to such representations and warranties and (2) any Effect to the extent the same disproportionately affects (individually or together with other Effects) the Company and the Company Subsidiaries, taken as a whole, as compared to other Persons operating in the same principal industry in which the Company and the Company Subsidiaries operate shall be excluded to such extent in the case of clauses (a), (b), (c), (d) and (e).

“Company Option” means an option to purchase Shares which was granted pursuant to a Company Stock Plan.

“Company Products” means each product or service (including Company Proprietary Software) that is designed, developed, manufactured, sold, licensed, leased, distributed, or made generally commercially available to Third Parties by or on behalf of the Company or any Company Subsidiary as of the date of this Agreement.

“Company Proprietary Software” means Software owned or purported to be owned by the Company or any Company Subsidiary.

“Company PSU” means any restricted stock unit or performance stock unit with respect to Company Common Stock which was granted pursuant to a Company Stock Plan subject to vesting (whether in addition to any other vesting conditions or solely) based on the achievement of performance goals or market-based conditions.

“Company RSU” means any restricted stock unit with respect to Company Common Stock which was granted pursuant to a Company Stock Plan and, as of immediately before the Effective Time, is not subject to vesting based on the achievement of performance goals or market-based conditions.

“Company Service Provider” means a non-employee individual service provider of the Company or any Company Subsidiary who, at the Effective Time, continues his or her service with the Surviving Corporation or any of its Subsidiaries, other than any such service provider who is ineligible to be included on a registration statement filed by Parent on Form S-8.

“Company Stock Plan” means the Company’s 2014 Equity Incentive Plan or 2006 Global Share Plan.

“Competing Inquiry” means any bona fide written inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Parent or any of its Subsidiaries) that involves or may reasonably be expected to lead to a Competing Proposal.

“Competing Proposal” shall mean, other than the transactions contemplated by this Agreement, any proposal or offer from a Third Party relating to (i) a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving the Company or any of the Company Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company and the Company Subsidiaries, as determined on a book-value or fair-market-value basis, (ii) the acquisition (whether by merger, consolidation, equity investment, joint venture or otherwise), lease, exchange, transfer or license by any Person of 20% or more of the consolidated assets of the Company and the Company Subsidiaries, as determined on a book-value or fair-market-value basis, (iii) the purchase or acquisition, in any manner, directly or indirectly, by any Person of 20% or more of the outstanding voting securities or any other Equity Interests in the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company and the Company Subsidiaries, as determined on a book-value or fair-market-value basis, (iv) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any Person beneficially owning 20% or more of the outstanding voting or any other Equity Interests of the Company or any of the Company Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company and the Company Subsidiaries, as determined on a book-value or fair-market-value basis or (v) any combination of the foregoing.

“Compliant” means, with respect to the Required Financial Information, that: (i) such Required Financial Information provided by the Company is correct in all material respects and does not contain any untrue statement of a material fact or omit to state any material fact necessary to make such Required Financial Information not materially misleading; (ii) the Company’s auditors have not withdrawn, or advised the Company in writing that they intend to withdraw, any audit opinion on any of the audited financial statements contained in the Required Financial Information; and (iii) the Company or its auditors have not indicated its intent or need to undertake a restatement of any financial statements included in the Required Financial Information (it being understood the Required Financial Information will be Compliant in respect of this clause (iii) one (1) Business Day after the date such restatement is completed or the Company has informed the Parent that it has concluded in good faith and in its reasonable business judgment (including the basis for such conclusion) that no such restatement is required in accordance with GAAP).

“Confidentiality Agreement” means the Mutual Nondisclosure Agreement, dated as of April 1, 2019 by and between Parent and the Company.

“Contracts” means any of the legally binding agreements, arrangements, commitments, understandings, contracts, leases (whether for real or personal property), powers of attorney, notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of Indebtedness, purchase and sales orders, letters of credit, undertakings, licenses, instruments, obligations and other legally binding commitments to which a Person is a party or to which any of the assets of such Person or its Subsidiaries are subject, whether oral or written.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or as trustee or executor, by Contract or credit arrangement or otherwise.

“Data Protection Laws” means any and all applicable data protection and privacy laws, including, as applicable, the laws of each country where the Company or any of the Company Subsidiaries are established and those of each country where Personal Information is collected, transmitted, secured, stored, shared or otherwise processed by the Company or any of the Company Subsidiaries, including, as applicable, the General Data

Protection Regulation 2016/680 of the European Parliament, the Massachusetts data protection law, 201 CMR 17.00, and Section 5 of the (U.S.) Federal Trade Commission Act.

“Debt Commitment Letter” means the debt commitment letter (including any term sheets relating thereto), as amended, supplemented or replaced in compliance with this Agreement, pursuant to which the financial institutions party thereto have agreed, subject only to the Financing Conditions, to provide or cause to be provided the debt financing set forth therein for the purposes of financing the Offer, the Merger and any of the other transactions contemplated by this Agreement.

“Debt Financing” means the debt financing incurred or intended to be incurred pursuant to the Debt Commitment Letter.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Environmental Law” means any applicable Law or any agreement with any Governmental Authority or other Person, relating to human health and safety, based on the exposure of Persons to Hazardous Substances, the environment or any Hazardous Substance.

“Environmental Permits” means, with respect to any Person, all licenses, permits, certificates, waivers, consents, franchises (including similar authorizations or permits), exemptions, variances, expirations and terminations of any waiting period requirements and other authorizations and approvals issued to such Person by or obtained by such Person from any Governmental Authority relating to or required by Environmental Law and affecting, or relating in any way to, the business of such Person or any of its Subsidiaries.

“Equity Interest” means any share, capital stock, partnership, member or similar equity interest in any entity, and any option, warrant, right or security convertible, exchangeable or exercisable therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code. “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Ratio” means a fraction, the numerator of which is the Offer Price and the denominator of which is the volume weighted average price for a share of Parent Common Stock on the New York Stock Exchange, calculated to four decimal places and determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours, for the ten (10) consecutive trading days ending on the third complete trading day prior to (and excluding) the Closing Date as reported by Bloomberg, L.P.

“Expenses” includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Offer Documents, the Schedule 14D-9 and all other matters related to the transactions contemplated by this Agreement.

“Export Control Laws” shall mean any laws, regulations, rules, directives, measures, or guidelines relating to exports, reexports, transfers, releases, shipments, transmissions or any other provision or receipt of goods, technology, software or services, including, without limitation, the U.S. Export Administration Regulations (including the Antiboycott regulations administered by the U.S. Commerce Department’s Office of Antiboycott Compliance) and the U.S. International Traffic in Arms Regulations.

“Financing Failure Event” shall mean any of the following: (a) all or any portion of the Debt Financing becoming unavailable for any reason or (b) a material breach or repudiation by any party to the Debt Commitment Letter.

“Financing Sources” means the agents, arrangers, lenders and other entities that have directly or indirectly committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing or any other financing in connection with the transactions contemplated hereby including the parties to any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto (but, for the avoidance of doubt, excluding Parent, Purchaser, and their respective Affiliates), together with their respective affiliates, and their and their respective affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns.

“Foreign Antitrust Laws” shall mean those Laws set forth on Section 8.4 of the Company Disclosure Schedule.

“Fully Diluted Net Shares” means as of any particular date, the sum of (i) the aggregate number of shares of Company Common Stock then-outstanding (including 274,273 shares for this purpose as of the Capitalization Date, which represents the maximum number of shares of Company Common Stock that could be issued with respect to the purchase period in effect under the Company ESPP on the date of this Agreement), plus (ii) the aggregate number of shares of Company Common Stock underlying outstanding Company RSUs (excluding unvested Company RSUs which are not subject to any applicable vesting acceleration provisions that would be triggered in connection with the consummation of the transactions contemplated by this Agreement or a termination of services as an employee or service provider or otherwise), plus (iii) the aggregate number of shares of Company Common Stock underlying outstanding Company PSUs, plus (iv) the aggregate number of shares of Company Common Stock issuable upon exercise of outstanding vested In-the-Money Company Options, calculated net of the applicable aggregate exercise prices of such Company Options (on a treasury stock method basis). For the avoidance of doubt, the Fully Diluted Net Shares are 61,000,000 as of the Capitalization Date.

“GAAP” means generally accepted accounting principles in the United States, as in effect on the date hereof.

“Governmental Authority” means (i) any federal, state, provincial, county, municipal or other local or foreign government or other political subdivision thereof or (ii) any governmental or quasi-governmental body, agency, authority (including any Taxing Authority or transgovernmental or supranational entity or authority), minister or instrumentality (including any court or tribunal) exercising executive, legislative, judicial, regulatory or administrative authority.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including any substance, waste or material regulated under any Environmental Law because of its dangerous or deleterious characteristics.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“In-the-Money Company Option” means a Company Option with an exercise price per Share that is less than the Offer Price.

“Indebtedness” means, collectively, any (i) indebtedness for borrowed money, (ii) indebtedness evidenced by any bond, debenture, note, mortgage, indenture or other debt instrument or debt security, (iii) amounts owing as deferred purchase price for the purchase of any property or services, (iv) any capital lease obligations and purchase money obligations, (v) any obligation under any interest rate, currency, swap or other hedging agreement or (vi) guarantees with respect to any indebtedness or obligation of a type described in clauses (i) through (v) above of any other Person.

“Intellectual Property Rights” means and includes all past, present and future rights in and to the following types of intellectual property, which may exist or be created under the laws of any jurisdiction: (i) Patents, (ii) Trademarks; (iii) rights in works of authorship, including any copyrights and rights under copyrights, whether registered or unregistered, moral rights, and any registrations and applications for registration thereof; (iv) mask work rights, and any registrations and applications for registration therefor; (v) sui generis rights in databases and data collections (including rights (if any) in design databases, knowledge databases, customer lists and customer databases) under the laws of the United States or any other jurisdiction, whether registered or unregistered, and any applications for registration therefore; (vi) trade secret rights, including trade secret rights in and to the following: know how (including any ideas, formulas, compositions, inventions (whether patentable or not and however documented), processes, techniques, specifications, business plans, proposals, designs, technical data, invention disclosures, customer data, financial information, pricing and cost information, bills of material or other similar information); (vii) rights to any URL and domain name registrations; (viii) all claims and causes of actions arising out of or related to any past, current or future infringement or misappropriation of any of the foregoing and (ix) any other proprietary or intellectual property rights now known or hereafter recognized in any jurisdiction worldwide.

“Intervening Event” shall mean any Effect that affects or would reasonably be expected to affect the Company and its Subsidiaries, including the condition (financial or otherwise), business, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, that (i) is material, (ii) was not known to or reasonably foreseeable by the Company Board as of the date of this Agreement, (iii) becomes known to the Company Board prior to the Acceptance Time, and (iv) does not primarily relate to or involve (a) any Competing Proposal or Competing Inquiry, (b) any action taken by any party hereto pursuant to and in compliance with such party’s obligations under this Agreement, or the consequences of such action (provided that this clause (b) shall not cover any action taken in the ordinary course of business consistent with past practice or pursuant to Sections 5.1, or the consequences resulting from any of the foregoing), (c) any fluctuation in the market price or trading volume of the Shares, (d) the timing of any consents, registrations, approvals, permits, clearances or authorizations required to be obtained prior to the Acceptance Time by the Company or Parent or any of their respective Subsidiaries from any Governmental Authority in connection with this Agreement and the consummation of the Offer and Merger, (e) the announcement (whether or not authorized by the Parties) or pendency of this Agreement or the transactions contemplated by this Agreement or (f) the fact that, in and of itself, the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (however, the underlying reasons for such events may constitute an Intervening Event).

“Inventory” means all inventory, merchandise, finished goods, and raw materials, packaging, labels, supplies and other personal property maintained, held or stored by or for the Company or any Company Subsidiary and any prepaid deposits for any of the same.

“Knowledge of the Company” means the actual knowledge, after reasonable inquiry of direct reports, of each of the individuals identified in Section 8.4(i) of the Company Disclosure Schedule.

“Law” means, with respect to any Person, any international, national, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Lien” means, with respect to any property or asset, any lien, mortgage, deed of trust, pledge, hypothecation, security interest or other charge, encumbrance or adverse claim of any kind in such property or asset, or any other type of preferential arrangement.

“Marketing Period” means the first period of ten (10) consecutive Business Days after the date of this Agreement commencing on a date that Parent has available to it all requested Required Financial Information and throughout which such Required Financial Information is available to Parent; provided that the Marketing Period shall end on any earlier date that is the date on which the Debt Financing otherwise is obtained. If the Company reasonably believes that it has made available to Parent all requested Required Financial Information, it may (but shall not be required to) deliver to Parent a written notice to that effect, in which case such Required Financial Information shall be deemed to have been made available to Parent on the date of such notice (and the Marketing Period shall be deemed to have been commenced on such date), unless Parent in good faith delivers a written objection not later than 5:00 p.m. (New York time) within three (3) Business Days of such notice, setting forth, in reasonable detail, the missing requested Required Financial Information that was not made available to Parent (provided that, for the avoidance of doubt, it is understood the delivery of such written notice from the Company or the Company’s failure to delivery such notice, in each case, will not prejudice the Company’s right to assert that the Required Financial Information has been made available to Parent; provided, further, that, if the Marketing Period shall not have been completed on or prior to August 16, 2019, then such Marketing Period shall not commence until September 3, 2019). Notwithstanding the foregoing, and for the avoidance of doubt, if the Marketing Period shall have commenced in accordance with the terms of this definition, and during the course of the Marketing Period the Company shall be required to deliver additional information pursuant to the definition of Required Financial Information, the delivery of such additional information in accordance with the aforementioned provision shall not cause the Marketing Period to reset or restart.

“NASDAQ” means the NASDAQ Global Market or the NASDAQ Global Select Market, as applicable.

“NYSE” means The New York Stock Exchange, Inc.

“Order” means, with respect to any Person, any order, writ, injunction, judgment, decree, decision, determination, subpoena, verdict, award, or ruling enacted, adopted, promulgated or applied by a Governmental Authority or arbitrator that is binding upon or applicable to such Person or its property.

“Parent Common Stock” means the common stock, par value $0.001 per share, of Parent.

“Patents” means any and all patents, utility models, industrial designs and design patents, worldwide, and applications therefor (and any patents that issue as a result of those patent applications), and includes all divisions, continuations, continuations in part, reissues, renewals, re-examinations, provisionals and extensions thereof, and any counterparts worldwide claiming priority therefrom, and all rights in and to any of the foregoing.

“Permitted Liens” means (i) Liens disclosed on the Company Balance Sheet, (ii) statutory Liens for current taxes that are (a) not yet due or (b) being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established on the financial statements of the Company filed with the SEC for all applicable periods), (iii) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business, (iv) Liens which are statutory or common law Liens to secure landlords, lessors, or renters under leases or rental agreements in the ordinary course of business, (v) Liens which are imposed on the underlying fee or other interest in real property subject to a real property lease, (vi) with respect to Intellectual Property Rights, non-exclusive license grants granted in the ordinary course, (vii) Liens or other encumbrance of record affecting any real property that do not secure Indebtedness, any matters that would be disclosed by a survey of any real property, including real property subject to a lease, and any zoning, land use, covenants, conditions and restrictions or similar matters affecting any real property, including real property subject to a lease, or with the Debt Financing, (viii) with respect to real property, any minor title defects, irregularities, easements, rights-of-way, or non-monetary encumbrances that do not, individually or in the aggregate, materially impair the operation of the Company’s business at such real property, as presently conducted, (ix) pledge or deposit to secure obligations under workers’ compensation laws, unemployment insurance, social security or other laws or similar legislation or to secure public or statutory obligations, (x) rights of parties in possession, other than with respect to Intellectual Property, (xi) Liens securing Company Debt, (xii) Liens disclosed in the Company SEC Documents, and (xiii) Liens which are not, individually or in the aggregate, material in amount or with respect to the effect on the business of the Company or the Company Subsidiaries.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Personal Information” means any information that identifies or can be used to identify a natural person, including any information defined as “personal data,” “personally identifiable information,” “personal information,” “protected health information,” or “nonpublic personal information” under applicable Laws.

“Public Official” means: (i) any Representative of any regional, federal, state, provincial, county or municipal government or government department, agency, or other division; (ii) any Representative of any commercial enterprise that is owned or controlled by a government; (iii) any Representative of any public international organization; (iv) any Person acting in an official capacity for any government or government entity, enterprise, or organization identified above; or (v) any political party, party official or candidate for political office.

“Registered IP” means all Company IP that is registered, filed, or issued under the authority of any Governmental Authority, including all Patents, registered copyrights, registered Trademarks, registered mask works, and domain names, and all applications for any of the foregoing.

“Representatives” means, with respect to any Person, the directors, officers, employees, financial advisors, attorneys, accountants, consultants, agents and other authorized representatives of such Person, acting in such capacity.

“Required Financial Information” means audited consolidated financial statements of the Company for the fiscal years ended December 31, 2016, 2017, and 2018, and such subsequent fiscal years ended at least 90 days before the Closing Date and unaudited consolidated financial statements of the Company for the three months ended March 31, 2019, and each subsequent fiscal quarter during 2019 ending at least 45 days before the Closing Date (other than a fiscal fourth quarter). The financial statements described in the foregoing sentence shall be deemed to have been received by Parent on the date on which the Company posts such financial statements on its website or such financial statements are publically available on the U.S. Securities and Exchange Commission website at https://www.sec.gov/edgar/searchedgar/webusers.htm or any other website identified in a written notice to Parent, accessible without charge; provided, however, that the Company shall deliver electronic or paper copies of such financial statements to Parent promptly thereafter.

“Sanctioned Country” shall mean, at any time, a country or territory that is subject to comprehensive Sanctions (presently, Cuba, Iran, North Korea, Sudan, Syria and the Crimea region of Ukraine).

“Sanctioned Person” shall mean, at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, any EU member state, or other relevant Sanctions authority (b) any Person located, operating, organized or resident in a Sanctioned Country or (c) any Person owned or controlled by any such Person.

“Sanctions” shall mean any laws, regulations, rules, directives, measures, or guidelines relating to economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by OFAC or the U.S. Department of State, or (b) the United Nations Security Council, European Union, Her Majesty’s Treasury of the United Kingdom, or any other jurisdiction that has or will in the future issue a restrictive trade law applicable to the Company.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated thereunder.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means any computer program, firmware or software code of any nature, including all object code, source code, executable code, hardware configuration data, RTL code, Gerber files and GDSII files, and related developers’ notes, including comments and annotations related thereto, whether in machine-readable form, programming language or any other language or symbols and whether stored, encoded, recorded or written on disk, tape, film, memory device, paper or other media of any nature.

“Standard Forms” means the standard forms of the Company and its Subsidiaries including as disclosed or made available to Parent.

“Standard Software” means generally commercially available, “off-the-shelf” or “shrink-wrapped” Software, including Open Source Software.

“Subsidiary” of Parent, the Company or any other Person means any corporation, partnership, joint venture or other legal entity of which Parent, the Company or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the stock or other Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity, or otherwise owns, directly or indirectly, such Equity Interests, that would confer control of any such corporation, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Superior Proposal” means an unsolicited bona fide written Competing Proposal (except the references therein to “20%” shall be replaced by “50%”) made by a Third Party which, in the good faith judgment of the Company Board, after consultation with the Company’s independent financial advisors and outside legal counsel, taking into account the various legal, financial and regulatory aspects of the Competing Proposal, including consideration, timing, conditionality of financing and regulatory approvals, and likelihood of consummation, is more favorable to the Company’s stockholders, from a financial point of view, than the Offer and the Merger (after giving effect to all adjustments to the terms thereof which may have been offered in writing by Parent, including pursuant to Section 5.3(f)).

“Tax” means any federal, state, local or foreign income, gross receipts, branch profits, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, escheat, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum or estimated tax or other tax or assessment or charge in the nature of a tax imposed by a Governmental Authority (including any national insurance contributions or withholding required by applicable Tax law on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount with respect thereto, whether disputed or not, and including any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other Person by Law.

“Tax Return” means any report, election, return, document, declaration or other information filed or required to be filed with a Taxing Authority, including any schedule, notice, supplement, information returns, any document with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, election, return, document, declaration or other information.

“Taxing Authority” means any Governmental Authority having or purporting to exercise jurisdiction with respect to any Tax.

“Technology” means tangible embodiments of Intellectual Property Rights including know-how, trade secrets and other proprietary information contained with, protecting, covering or relating to mask sets, wafers, products, development tools, algorithms, APIs, databases and data collections of technical data, diagrams, inventions, methods and processes (whether or not patentable), assembly designs, assembly methods, network configurations and architectures, proprietary information, protocols, layout rules, schematics, packaging and other specifications, Software, techniques, interfaces, verification tools, technical documentation (including instruction manuals, samples, studies and summaries), designs, bills of material, build instructions, test automation, test reports, performance data, optical quality data, routines, formulae, test vectors, IP cores, net lists, lab notebooks, invention disclosures, prototypes, samples, studies, process flow, process module data, yield data, reliability data, engineering data, test results and all other forms of technical information and technology that are used in, held for use in, or relating to the Company Products and the business of the Company and the Company Subsidiaries. Technology does not include Intellectual Property Rights, including any Intellectual Property Rights in any of the foregoing.

“Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons, other than Parent or any of its Subsidiaries or Representatives.

“Third Party Intellectual Property” means all Intellectual Property Rights and Technology owned by Third Parties, including Third Party Software, that is either (i) licensed, offered or provided to customers of the Company or any Company Subsidiary as part of or in conjunction with any Company Product or (ii) otherwise used by or licensed to the Company or any Company Subsidiary in connection with the Company Products.

“Third Party Software” means all Software owned by third parties that is either (i) licensed, offered or provided to customers of the Company as part of or in conjunction with any Company Product or (ii) otherwise used by or licensed to the Company or any Company Subsidiary in connection with the Company Products, excluding Standard Software.

“Trademarks” means any and all registered and unregistered trademarks, trade names, company names, logos, trade dress, service marks, and other forms indicia of origin, whether or not registerable as a trademark in any given country, together with registrations and applications therefore and the goodwill associated with any of the foregoing.

“Transaction” means the Offer, the Merger and the other transactions contemplated by this Agreement.

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of Treasury.

“Uncured Inaccuracy” with respect to a representation or warranty of a party to the Agreement as of a particular date shall be deemed to exist only if such representation or warranty shall be inaccurate as of such date as if such representation or warranty were made as of such date, and the inaccuracy in such representation or warranty shall not have been cured since such date; provided, however, that if such representation or warranty by its terms speaks as of the date of the Agreement or as of another specific date, then there shall not be deemed to be an Uncured Inaccuracy in such representation or warranty unless such representation or warranty shall have been inaccurate as of the date of the Agreement or such other specific date, respectively, and the inaccuracy in such representation or warranty shall not have been cured since such date.

8.5    Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“401(k) Plan”	Section 5.10(c)
“Adverse Recommendation Change”	Section 5.3(e)
“Agreement”	Preamble
“Alternative Acquisition Agreement”	Section 5.3(b)(iii)
“Alternative Debt Financing”	Section 5.3(b)
“Anti-corruption Laws”	Section 3.6(c)
“Assumed Option”	Section 2.4(b)
“Assumed RSU”	Section 2.4(c)
“Book-Entry Shares”	Section 2.2(b)
“Breakup Fee”	Section 7.2(b)
“Cashed Out Company Options”	Section 2.4(a)
“Cashed Out Company PSUs”	Section 2.4(e)
“Cashed Out Company RSUs”	Section 2.4(c)
“Certificate of Merger”	Section 1.3(c)
“Certificates”	Section 2.2(b)
“Closing”	Section 1.3(b)
“Closing Date”	Section 1.3(b)
“Company”	Preamble
“Company Board”	Recitals
“Company Board Recommendation”	Recitals
“Company Bylaws”	Section 3.1(c)
“Company Charter”	Section 3.1(c)
“Company Common Stock”	Section 3.2(a)
“Company Disclosure Schedule”	ARTICLE III
“Company Employee”	Section 5.10(a)
“Company Financial Advisor”	Section 3.25
“Company Material Contract”	Section 3.14(b)
“Company Permits”	Section 3.6(a)
“Company Preferred Stock”	Section 3.2(a)
“Company SEC Documents”	Section 3.7(a)
“Company Subsidiary”	Section 3.1(a)
“Continuing Employee” “Competing Transaction”	Section 5.10(a) Section 7.2(b)
“Dissenting Shares”	Section 2.3
“DGCL”	Recitals
“DOJ”	Section 5.4(c)
“D&O Insurance”	Section 5.7(c)
“Effective Time”	Section 1.3(c)
“Employment Compensation Arrangement”	Section 5.11(a)
“Expiration Date”	Section 1.1(d)
“Fairness Opinion”	Section 3.25
“Foreign Plan”	Section 3.12(i)
“FTC”	Section 5.4(c)
“Grant Date”	Section 3.2(c)
“Initial Expiration Date”	Section 1.1(d)
“Insurance Policies”	Section 3.20
“IT Systems”	Section 3.17(p)
“Lease Agreement”	Section 3.22(b)
“Leased Real Property”	Section 3.22(b)

“Malicious Code”	Section 3.17(l)
“Merger”	Recitals
“Merger Agreement”	Annex I
“Merger Consideration”	Section 2.1(a)
“Minimum Condition”	Section 1.1(a)
“New Plans”	Section 5.10(b)
“Non-Party Persons”	Section 8.16
“Notice of Superior Proposal”	Section 5.3(f)
“Offer”	Recitals
“Offer Documents”	Section 1.1(g)
“Offer Price”	Recitals
“Offer to Purchase”	Section 1.1(c)
“Option Consideration”	Section 2.4(a)
“Owned Real Property”	Section 3.22(b)
“Parent”	Preamble
“Parent Compensation Arrangement”	Section 5.11(a)
“Parent Disclosure Schedule”	ARTICLE IV
“Parent SEC Documents”	ARTICLE IV
“Parent Subsidiary”	Section 4.3
“Paying Agent”	Section 2.2(a)
“Product Warranty”	Section 3.18(a)
“PSU Consideration”	Section 2.4(e)
“Purchaser”	Preamble
“Purchaser Common Stock”	Section 2.1(c)
“Redacted Fee Letter”	Section 4.7(a)
“Related Person”	Section 3.23
“Required Governmental Approvals”	Annex I
“RSU Consideration”	Section 2.4(c)
“Schedule 14D-9”	Section 1.2(a)
“Schedule TO”	Section 1.1(g)
“SEC”	Section 1.1(e)
“Shares”	Recitals
“Significant Customer”	Section 3.24(a)
“Significant Supplier”	Section 3.24(b)
“Stockholder List Date”	Section 1.2(b)
“Surviving Corporation”	Section 1.3(a)
“Takeover Statutes”	Section 3.3(a)
“Tender Agreement”	Recitals
“WARN Act”	Section 3.13(d)

8.6    Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.7    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

8.8    Entire Agreement. This Agreement, together with the Exhibits, Parent Disclosure Schedule and Company Disclosure Schedule and the other documents delivered pursuant hereto, and the Confidentiality Agreement, constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder.

8.9    Assignment. Subject to Section 8.11(b), this Agreement shall not be assigned by any party by operation of law or otherwise without the prior written consent of the other parties, except that Parent or Purchaser may assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of its Affiliates at any time and (ii) after the Effective Time, to any Person; provided that such assignment shall not relieve Parent or Purchaser of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto. Any assignment in violation of this Section 8.9 shall be null and void.

8.10    No Third-Party Beneficiaries. Subject to Section 8.11(d), this Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, other than pursuant to Section 5.7, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

8.11    Provisions Applicable to Financing Sources.

(a)    Notwithstanding anything to the contrary contained herein, the Company (on behalf of itself, its Representatives, stockholders and Affiliates and the Company Subsidiaries) hereby waives any rights or claims against any Financing Source in connection with this Agreement, the Debt Commitment Letter, the Debt Financing, the definitive financing agreements or in respect of any other document or theory of law or equity (whether in tort, contract or otherwise) or in respect of any oral or written representations made or alleged to be made in connection herewith or therewith and the Company (on behalf of itself, its Representatives, stockholders and Affiliates and the Company Subsidiaries) agrees not to commence any action or proceeding against any Financing Source in connection with this Agreement, the Debt Commitment Letter, the Debt Financing, the definitive financing agreements or in respect of any other document or theory of law or equity and agrees to cause any such action or proceeding asserted by the Company (on behalf of itself, its Representatives, stockholders and Affiliates and the Company Subsidiaries) in connection with this Agreement, the Debt Commitment Letter, the Debt Financing, the definitive financing agreements or in respect of any other document or theory of law or equity against any Financing Source to be dismissed or otherwise terminated. In furtherance and not in limitation of the foregoing waiver, it is acknowledged and agreed that no Financing Source shall have any liability for any claims or damages to the Company, its Representatives, stockholders or Affiliates or any Company Subsidiary in connection with this Agreement, the Debt Commitment Letter, the Debt Financing, the definitive financing agreements or the transactions contemplated hereby or thereby.

(b)    Notwithstanding the foregoing, each of the parties hereto hereby agrees (on behalf of its Representatives, stockholders and Affiliates and, in the case of the Company, the Company Subsidiaries): (i) not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Financing Sources in any way relating to this Agreement, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York in the County of New York (and the appellate courts thereof) and that the provisions of Section 8.13(c) relating to the waiver of jury trial shall apply to any such action, cause of action, claim, cross-claim or third-party claim, (ii) not to bring or permit any of its Representatives, stockholders or Affiliates to bring or support anyone else in bringing any such action in any other court, (iii) to waive and hereby irrevocably waive, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court, (iv) without limiting any claim or recourse under or in connection with the Debt Commitment Letter, not to seek the remedy of specific performance of this Agreement against any Financing Source, solely in its capacity as a lender or arranger in connection with the Debt Financing, (v) that in no event shall any Financing Source be liable for any special, consequential, punitive, or indirect damages or damages of a tortious nature, (vi) that this Agreement and any or all of the Purchaser’s rights or benefits arising under it (but not the Purchaser’s obligations) may be assigned or pledged as security, in whole or in part, by the Purchaser to the Financing Sources; provided, that no such assignment or pledge shall limit or relieve the Purchaser of its obligations hereunder, and (vii) that the laws of the State of New York shall govern any action brought against the Financing Sources.

(c)    This Section 8.11, Section 4.7, Section 5.16, Section 7.3, Section 8.10, Section 8.13(c) and Section 8.16 and the definitions related hereto and thereto may not be amended, waived, supplemented or otherwise modified in any manner that would be materially adverse to the Financing Sources without the prior written consent of the Financing Sources.

(d)    Notwithstanding anything in this Agreement to the contrary, (i) the Financing Sources shall be deemed to be third-party beneficiaries of this Section 8.11, Section 4.7, Section 5.16, Section 7.3, Section 8.10, Section 8.13(c) and Section 8.16, and each of such Sections shall expressly inure to the benefit of the Financing Sources and the Financing Sources shall be entitled to rely on and enforce the provisions of such Sections as if a party hereto and (ii) this Section 8.11 shall be enforceable by Parent on behalf of any relevant Financing Source.

8.12    Mutual Drafting; Interpretation. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa, the masculine gender shall include the feminine and neuter genders, the feminine gender shall include the masculine and neuter genders and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Articles,” “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Articles, Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement. The schedules and exhibits attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes. The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular section or article in which such words appear. The words “shall” and “will” may be used interchangeably herein and shall have the same meaning. All references in this Agreement to “$” are references to United States dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. Except as otherwise specified, (i) references to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder, (ii) references to any Person include the successors and permitted assigns of that Person, and (iii) references from or through any date mean from and including or through and including, respectively. Solely for purposes of the representations and warranties contained in ARTICLE III, other than (x) any Company SEC Document publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System and (y) the references in the first paragraph of Article III and Sections 3.2(c), 3.13(a), and 3.13(e), a document shall be deemed to have been “delivered”, “provided” or “made available” to Parent or the Purchaser only if such document has been made available in the virtual data room established by the Company for the purposes of the transactions contemplated by this Agreement no later than 11:59 p.m. (Pacific Time) on the date that is two (2) days prior to the date of this Agreement (it being understood, for the avoidance of doubt, that this interpretation provision shall not be applicable with respect any provision of this Agreement (other than ARTICLE III), including for purposes of determining the Marketing Period).

8.13    Governing Law; Consent to Jurisdiction; Enforcement; Waiver of Trial by Jury.

(a)    Subject to Section 8.11(b), this Agreement and all claims and causes of action arising out of, based upon, or related to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed, interpreted and enforced in accordance with, the Laws of the State of Delaware (without regard to Laws that may be applicable under conflicts of Laws principles, whether of the State of Delaware or any other jurisdiction).

(b)    Subject to Sections 8.11(a) and 8.11(b), any action, claim, suit or proceeding between the parties hereto arising out of, based upon or relating to this Agreement or the transactions contemplated hereby shall be brought solely in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware and any direct appellate court therefrom). Each party hereby irrevocably submits to the exclusive jurisdiction of such courts in respect of any such action, claim, suit or proceeding and agrees that it will not bring any such action, claim, suit or proceeding in any other court. Furthermore, each party hereby irrevocably waives and agrees not to assert as a defense, counterclaim or otherwise, in any such action, claim, suit or proceeding, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with Section 8.3, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the action, claim, suit or proceeding in such court is brought in an inconvenient forum, (B) the venue of the action, claim, suit or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each party agrees that notice or the service of process in any action, claim, suit or proceeding arising out of, based upon or relating to this Agreement or the transactions contemplated hereby shall be properly served or delivered if delivered in the manner contemplated by Section 8.3 or in such other manner as may be permitted by applicable Law. Each party agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(c)    EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY LEGAL ACTION, SUIT OR PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF, BASED UPON OR RELATING TO THIS AGREEMENT OR THE NEGOTIATION, EXECUTION OR PERFORMANCE HEREOF, INCLUDING ANY DISPUTE ARISING OUT OF OR IN ANY WAY RELATING TO THE DEBT COMMITMENT LETTER OR THE PERFORMANCE THEREOF OR THE DEBT FINANCING CONTEMPLATED THEREBY. EACH OF THE PARTIES (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.13(c).

8.14    Counterparts. This Agreement may be executed in one or more counterparts (including via facsimile, .pdf or other electronic means), and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

8.15    Specific Performance. Except as expressly provided in Section 7.2(b) and Section 8.11(b), the parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) except as expressly provided in Section 7.2(b) to the extent that the Breakup Fee has been paid in accordance with the terms and conditions thereof, and any such injunction shall be in addition to any other remedy to which any party is entitled, at law or in equity. In connection with any action for specific performance, each party hereby irrevocably waives any requirement for proof of actual damages or the securing or posting of any bond in connection with the remedies referred to in this Section 8.15.

8.16    Non-Recourse. Without limiting any claim or recourse under or in connection with the Debt Commitment Letter or against any of the Persons that are expressly named as parties hereto, (a) any claim or cause of action based upon, arising out of, or related to this Agreement or the Transaction (including the Debt Financing) may only be brought against Persons that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein, (b) no former, current or future direct or indirect equity holders, controlling Persons, stockholders, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees of the Company, Parent or the Purchaser or any of their respective affiliates nor any Financing Source or former, current or future direct or indirect equity holders, controlling Persons, stockholders, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees of any Financing Source or any of their respective affiliates (collectively, “Non-Party Persons”) shall have any liability or obligation for any of the representations, warranties, covenants, agreements, obligations or liabilities of the Company, Parent or the Purchaser under this Agreement or of or for any action, suit, arbitration, claim, litigation, investigation, or proceeding based on, in respect of, or by reason of, the transactions contemplated hereby (including the breach, termination or failure to consummate such transactions), in each case whether based on Contract, tort, strict liability, other Laws or otherwise and whether by piercing the corporate veil, by a claim by or on behalf of a party hereto or another Person or otherwise, and (c) each party hereto waives and releases all such liabilities and obligations against any such Non-Party Persons.

(Signature page follows)

IN WITNESS WHEREOF, Parent, the Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

EXTREME NETWORKS, INC.

By:	/s/ Katayoun (“Katy”) Motiey

Name:	Katayoun (“Katy”) Motiey

Title:	Chief Administrative Officer and Corporate Secretary

CLOVER MERGER SUB, INC.

By:	/s/ Katayoun (“Katy”) Motiey

Name:	Katayoun (“Katy”) Motiey

Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Parent, the Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

AEROHIVE NETWORKS, INC.

By:	/s/ David K. Flynn

Name:	David K. Flynn

Title:	President, CEO

[Signature Page to Agreement and Plan of Merger]

ANNEX I

CONDITIONS TO THE OFFER

Notwithstanding any other provisions of the Offer or the Merger Agreement, and in addition to the Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable Law, the Purchaser shall not be required to accept for payment or pay for, may extend the Offer and may delay the acceptance for payment of, and the payment for, any validly tendered Shares pursuant to the Offer and not validly withdrawn prior to the expiration of the Offer, if (a) the Minimum Condition shall not have been satisfied at the Expiration Date, (b) the Required Governmental Approvals shall not have been obtained or any waiting period (or extension thereof) or mandated filing shall not have lapsed at or prior to the Expiration Date or (c) any of the following events, conditions, state of facts or developments exists or has occurred and is continuing at the Expiration Date:

(i)

there shall be instituted any Action by any Governmental Authority against Parent, the Purchaser, the Company or any Company Subsidiary, or otherwise in connection with the Offer or the Merger, which remains pending and the outcome of which, if resolved in favor of such Governmental Authority, would reasonably be expected to (A) make illegal, enjoin, prohibit or impose any limitations on the making or consummation of the Offer or the Merger, (B) make illegal, enjoin, prohibit or impose any limitations on the ownership or operation by Parent, the Company or any of their respective Subsidiaries, of all or any material portion of the assets or businesses of Parent, the Company or any of their respective Subsidiaries as a result of or in connection with the Offer or the Merger or compel Parent or any of its Subsidiaries to dispose of or hold separately all or any portion of the business or assets of Parent, the Company or any of their respective Subsidiaries or impose any limitations on the ability of Parent, the Company or any of their respective Subsidiaries to conduct its business or own such assets at or following the Acceptance Time or (C) make illegal, enjoin, prohibit or impose any limitations on the ability of Parent or the Purchaser to acquire, hold or exercise full rights of ownership of the Shares to be acquired pursuant to the Offer or otherwise in the Merger, including the right to vote any Shares acquired or owned by Parent, the Purchaser or their respective Subsidiaries on all matters properly presented to the stockholders of the Company;

(ii)

there shall be any Law or Order enacted, entered, enforced, promulgated or which is deemed applicable by pursuant to an authoritative interpretation by or on behalf of a Governmental Authority of competent jurisdiction with respect to the Offer or the Merger, which has the effect of making illegal, enjoining, or prohibiting the consummation of the Offer and the Merger;

(iii)

(A) any representation or warranty of the Company contained in 3.11(a)(ii) shall fail to be true and correct in all respects, as of the date of the Merger Agreement, (B) any representation or warranty of the Company contained in Sections 3.1(a) and (c), 3.2(a) through (e), inclusive (but excluding the first sentence of Section 3.2(c), the second sentence of 3.2(f), 3.3, 3.25 and 3.27 (without giving effect to any references to any Company Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein) shall fail to be true and correct in all material respects as of the date of the Merger Agreement or as of the Expiration Date with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time) (it being understood that the representations and warranties of the Company contained Sections 3.2(a), Section 3.2(b), and Section 3.2(d) shall be deemed to fail to be true and correct in all material respects only if the Fully Diluted Net Shares as of the Closing Date (determined excluding (1) any shares of Company Common Stock subject to Company Equity Awards that are granted after the date of this Agreement in compliance with the terms of this Agreement, and (2) any shares of Company Common Stock subject to Company Equity Awards that vested in the ordinary course of business during the period commencing after the Capitalization Date and ending on the Closing Date, other than such shares that vest as a result of a

Annex I-1

vesting acceleration provision triggered in connection with the consummation of the transactions contemplated by this Agreement or a termination of services as an employee or service provider) exceeds the Fully Diluted Net Shares as of the Capitalization Date by more than 611,000 shares of Company Common Stock, or (C) any other representation or warranty of the Company contained in the Merger Agreement (without giving effect to any references to any Company Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein) shall fail to be true and correct in any respect as of the date of the Merger Agreement or as of the Expiration Date with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time), except as has not had, individually or in the aggregate with all other failures to be true or correct, a Company Material Adverse Effect;

(iv)

the Company shall have materially breached or failed to perform or to comply with, in all material respects, its agreements and covenants to be performed or complied with by it under the Merger Agreement and such breach(es) or failure(s) shall not have been cured prior to the Expiration Date;

(v)	there shall have occurred since the date of the Merger Agreement and shall be continuing a Company Material Adverse Effect;

(vi)

the Company shall have failed to deliver a certificate of the Company, executed by the Chief Executive Officer and the Chief Financial Officer of the Company, dated as of the Expiration Date, to the effect that the conditions set forth in paragraphs (iii), (iv) and (v) of this Annex I have been satisfied;

(vii)	the Marketing Period shall not have been completed;

(viii)

the Company shall have failed to deliver to Parent no later than two (2) Business Days prior to the Expiration Date, (i) an accurate and complete copy of a payoff letter, dated no more than ten (10) Business Days prior to the Expiration Date, with respect to all Company Debt, and all amounts payable to the lender thereof necessary to (x) satisfy such Company Debt and all other amounts payable to the lender thereof in full as of the Closing and (y) terminate and release any Liens related thereto or (ii) all applicable documents necessary to evidence the release and termination of all Liens and guarantees in respect of the Company Debt; and

(ix)	the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions set forth in clause (c) of the initial paragraph of this Annex I are, for the sole benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances giving rise to any such conditions (except if any breach of the Merger Agreement or other action or inaction by Parent or the Purchaser has been a proximate cause of or proximately resulted in the failure or the non-satisfaction of any such condition) and, except as set forth in the following proviso, may be waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion, in each case subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC; provided, however, that clauses (a) and (b) and (c)(ii) shall not be waivable and may not be waived by the Purchaser. Any reference in this Annex I or the Merger Agreement to a condition contained in this Annex I being satisfied shall be deemed to be satisfied if such condition is so waived. The foregoing conditions shall be in addition to, and not a limitation of, the rights of the Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement. The failure by the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Annex I-2

As used in this Annex I and the Merger Agreement, the term: “Required Governmental Approvals” shall mean the expiration or early termination of any applicable waiting period or receipt of required clearance, consent authorization or approval under the HSR Act and the Foreign Antitrust Laws.

The capitalized terms used in this Annex I and not defined in this Annex I shall have the meanings set forth in the Agreement and Plan of Merger the “Merger Agreement”), dated as of June 26, 2019, by and among Extreme Networks, Inc., Clover Merger Sub, Inc., and Aerohive Networks, Inc.

Annex I-3